

dun & bradstreet

2022 ANNUAL REPORT

Igniting Global Commerce



dun & bradstreet

Dun & Bradstreet was built on a solid foundation that has sustained our business for generations. We are proud to meet the needs of more than 240,000 organizations, including some of the largest companies in the world, as well as governments and small businesses. Our trusted data and insights help organizations make mission-critical decisions, and we are among those rarefied businesses that have spanned centuries.

Year in Review



Financial Performance

$2.2B
IN REVENUE

39%
ADJUSTED EBITDA MARGIN

4X
NET LEVERAGE



Simplifying & Scaling Technology

30%
SIMPLIFIED DATA SUPPLY CHAIN COMPLEXITY

10X
INCREASE IN DATA THROUGHPUT

100B
DATA RECORDS PROCESSED DAILY



Expanding & Enhancing our Data & Analytics

+508M
TOTAL ORGANIZATIONS IN DATA CLOUD

64%
MORE ANALYTICS, THE MAJORITY DRIVEN BY ARTIFICIAL INTELLIGENCE AND MACHINE LEARNING

8X
IMPROVEMENT OF CONTACT DATA COVERAGE





Developing Innovative Solutions

100
NEW SOLUTIONS LAUNCHED GLOBALLY

15%
VITALITY INDEX

20K
CLIENTS MIGRATED TO MODERN SOLUTIONS



Clients at the Core

~240K
GLOBAL CLIENTS

93%
OF CLIENTS ARE FORTUNE 500

96%
CLIENT REVENUE RETENTION



To Our Valued Shareholders:

At Dun & Bradstreet, our mission is to build a global network of trust that enables our clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. As the world faced geopolitical unrest and economic challenges in 2022, our team members leaned into our mission, innovating solutions to help our clients confidently conduct business around the world.

Our products support our clients' mission critical business operations by providing them with propriety and curated data, along with meaningful analytics to help drive informed decisions and improved outcomes. For us, everything we do starts with the D-U-N-S® Number, which is the foundation of our Dun & Bradstreet Data Cloud, used to identify 508 million and growing public and private businesses worldwide. We observe this vast network of businesses to fuel the scores, indices and solutions our clients use every day to gain a holistic view of an enterprise's financial health and identify opportunity.

Today, we believe our Data Cloud processing power is unparalleled thanks to significant investments made to transform and strengthen our core operations over the last few years. In a short period of time, we have taken a company that was stagnant and underinvested through a dramatic change. We are proud to share these results that indicate our strong momentum during 2022:

- We simplified our data supply chain by 30%, which in turn, increased data throughput by as much as ten times across hundreds of our products. We continue to expand and enhance our data and analytics, growing our business coverage by 40% and improving our contact data coverage by 8 times. We added 64% more analytical solutions, evolving our scores and indices to leverage machine learning (ML) and artificial intelligence (AI) capabilities.

- Our Finance & Risk solutions continued to be a primary driver of growth as our clients focused their efforts on leveraging our high-quality data and analytics during periods of heightened risk and uncertainty. One such area is supplier intelligence. We have mapped 20% of all supplier connections between customers and their suppliers globally, showing 68 million verified relationships. We believe that no other company has anything close to this level of insight and we intend to continue to drive our leadership to guide businesses in making more informed and real time decisions on who they do business with and whether they should continue doing business with them.

- Throughout 2022, we also introduced a comprehensive Risk Analytics suite to provide our clients with an end-to-end platform for full risk assessment, underwriting and portfolio monitoring. The platform includes a new set of fraud capabilities that helps companies to prevent occurrences of business identity theft and synthetic fraud, as well as Environmental, Social and Governance (ESG) capabilities that today includes coverage of 74 million public and private companies in 185 countries. In conjunction with this report, we are publishing Dun & Bradstreet's ESG Report that includes information about our continued focus on building on our company's ESG capabilities and priorities.

- On the Sales & Marketing side, we saw strong growth in our Master Data Management solutions. Our D&B Connect platform, which helps clients to connect to the Dun & Bradstreet Data Cloud to clean, consolidate and enrich their data, was expanded last fall with the launch of D&B Connect Manage. This new product layers advanced AI and ML to automatically create trusted "golden records" using predictive analytics, helping to strengthen an organizations' strategy, drive innovation and improve customer engagement.



William P. Foley, II
Chairman of the Board



Anthony M. Jabbour
Chief Executive Officer

- With large businesses looking to tighten lending standards and make better credit and underwriting decisions, small businesses are on the other side of the equation. There is a massive opportunity to facilitate increased ability to access capital for the more than 10 million small businesses (SMBs) in North America, whether they are a newly formed company or one that's growing and thriving. In the third quarter, we introduced a new SMB Business Launch offering that helps new, pre-revenue businesses establish positive reputations, legitimacy and an operational foundation themselves by utilizing a combination of our existing products and our new D-U-N-S Registered Seal.

- Armed with a strengthened data portfolio and more powerful technology, we were able to bring new innovations to market and find new ways to help our clients. Our shift towards innovation drove the development of 100 new Dun & Bradstreet products in 2022, ranging from brand new solutions in North America, to localized offerings in Asia, Europe, India and the United Kingdom. As a result, our Vitality Index, which measures new product revenue, rose to 15%, up from 8% last year. Fueled by technology and product investments, we successfully migrated nearly 20,000 clients across North America and Europe from legacy apps to D&B Finance Analytics, our newest global AI-driven platform that helps finance teams manage risk, increase operational efficiency, reduce cost, and more.

These accomplishments demonstrate that the more data we bring into the Dun & Bradstreet Data Cloud, the more rapidly our team can drive actionable insights and innovations for our clients. We continue to work side by side with our clients, to understand their pain points and help them to act on opportunities through solutions that help them navigate the fast-changing business environment. We saw 60% growth year-over-year in contracts with terms of 4 years or longer, which we believe demonstrates the trust and confidence our clients have in Dun & Bradstreet. Further, our client retention rate of 96% is an indication of the value we add and the reliance clients place on our solutions. We are proud that our clients are taking notice of the "new Dun & Bradstreet" created by our transformation strategy and the hard work of our team members.

In 2022, we stayed focused on our mission and performed at a very high level despite a challenging market environment. Dun & Bradstreet's full-year adjusted revenues were $2.2 billion, a 6% increase on a constant currency basis over 2021. Earnings before interest, taxes, depreciation, and amortization (EBITDA) was $863.5 million, an increase of 2% versus prior year despite a $15 million negative impact from the strengthening of the US dollar.

As we look towards the future, we are excited about what lies ahead. We believe that macro trends such as ongoing digital transformation, pervasive supply chain disruption, dramatic growth in regulatory and privacy considerations, and increasing focus on ESG are here to stay. These trends present us with a nearly $90 billion total addressable market and present our clients with new problems to solve.

Knowing what data to trust and having the right tools to make data actionable is what drives our clients' competitive edge, especially in changing times. We see it as our duty to excel at delivering both the data and the tools to help organizations realize success during all phases of a business' lifecycle and in any economic environment.

Today, we believe Dun & Bradstreet is stronger than we have been in a decade, and we continue to execute on our vision and strategy. We are delivering on the things we said we would to drive significant operational efficiency gains. We have a strong technology foundation that enables us to continually expand our Data Cloud so that we ingest and curate data once and innovate many solutions. We are proud to serve our client base of more than 240,000 businesses of all sizes and geographies and look forward to continuing to deepen our relationships with them. We will continue to navigate 2023 as we do every year, guided by our vision, focused on the priorities necessary to deliver for our clients and shareholders, and committed to providing rewarding opportunities to our team members.

We appreciate everyone who has contributed to our success thus far, and we have great confidence with what lies ahead for Dun & Bradstreet as we continue to help ignite commerce across the globe.

Sincerely,



William P. Foley, II
Executive Chairman

Anthony M. Jabbour
Chief Executive Officer





Finance & Risk

Dun & Bradstreet's Finance & Risk Solutions deliver actionable intelligence – enabling clients to mitigate risk, grow responsibly, reduce costs, and comply with regulations – easily consumed where and how our clients need it.



In 2022, businesses around the world were still adapting to a post-pandemic environment. Geopolitical tensions, rising inflation and unpredictable climate events wreaked havoc on supply chains and contributed to global recessionary pressures. And macro-economic conditions resulted in increasing prices, which have had a negative impact on cash flow, as businesses face the challenge of maintaining growth while dealing with labor shortages. Businesses are also feeling pressures from a growing number of ESG regulations, which we expect to continue to increase in 2023.

To help our clients address their business needs in a changing risk landscape, Dun & Bradstreet's Finance Analytics and Risk Analytics solutions provide the data and tools to drive business resilience for companies, to mitigate risk, reduce costs and comply with ever-changing regulations.

D&B Finance Analytics

D&B Finance Analytics help our clients make confident credit decisions, anticipate financial risk, and increase their operational efficiency. The global platform is highly integrated into our clients' workflows, providing mission-critical data to help organizations assess risk and financial health of those with whom they do business. D&B Finance Analytics data and insights are AI-powered to help finance leaders automate and modernize their accounts receivable processes.

"The credit risk management and accounts receivable tools D&B Finance Analytics provides are essential to what we do. Being able to assess risk and avoid future accounts receivable issues is what D&B Finance Analytics is primarily used for and the tools they provide are must-haves for success."

– Dun & Bradstreet Credit & Collections Client



D&B Risk Analytics



Our newest and fastest growing solution in the Finance & Risk segment is D&B Risk Analytics. The solution provides supply chain, procurement and compliance teams with intelligent AI-powered data and insights to best protect their organization's revenue and reputation from third-party risks. With D&B Risk Analytics, companies can screen their network of third parties, monitor screened entities for risk changes and receive alerts when potential risk arises to take swift action. D&B Risk Analytics also helps organizations gain visibility into their third parties' corporate linkage and ultimate beneficial owners, identify high-quality alternative suppliers and run reports to continually monitor and assess their portfolios.

Leveraging our core competencies in company data, linkage, credit and due diligence, we expanded D&B Risk Analytics platform to include ESG, bringing solutions that are powered by a rapidly expanding global ESG dataset on companies. The ESG Rankings dataset aims to provide intelligence on a substantial part of the market – private companies – that has historically been difficult to understand in terms of ESG performance. Today, our company's flagship ESG offering covers over 74 million public and private companies in 185 countries and includes metrics on ESG performance, peer comparisons, 31 granular ESG topics and confidence scores.

Looking Ahead

The world of finance and risk management is continuously changing, adding to the complexity of the global risk landscape. To adjust, companies must automate data collection to save time and resources, prioritize sustainability processes by incorporating ESG criteria into their vendor selection process, and continuously monitor their supply chains to prepare for future disruptions.

Dun & Bradstreet is committed to offering data-driven solutions that help finance, procurement, compliance, and risk management teams create sustainable supply chain logistics and improved data processes to manage risk and grow responsibly. Through its current and future efforts, Dun & Bradstreet aims to be a core partner in helping companies transition to a more sustainable and financially secure future.

Sales & Marketing

Dun & Bradstreet empowers sales and marketing teams to improve the impact of go-to-market strategies with better data, analytics, and solutions built on our data foundation. Our end-to-end solutions improve performance across the buyer journey and give our clients the insights needed to grow faster.



The business uncertainty that began with the pandemic has evolved. Leaders of B2B sales and marketing teams continue to struggle with supply chain disruptions, reaching prospects while working remotely, and an economic downturn, but now they also face the challenges of inflation, staffing issues, and heightened expectations of digital experiences.

> 29% of sales and marketing professionals anticipate inflation will be their greatest challenge in meeting their organization's sales and marketing objectives to the end of 2023.
>
> – Dun & Bradstreet 9th Annual B2B Data Report

Our solutions help prepare our customers to tackle these challenges head-on. Marketing and Sales leaders use our solutions to find and unlock opportunities for growth and improve the return on their marketing and sales investments, at any scale. Spanning the entire revenue generation lifecycle, our solutions feature the technology, data, services, and agility that empower a business to work from a solid foundation of quality first- and third-party data, deploy a data-driven and account-based strategy, and align their organization around a single and thorough view of accounts.

Digital Marketing

Dun & Bradstreet marketing data and tools empower marketing teams to produce sophisticated, high-impact programs that reach buyers across all geographies and media. Solutions include our D&B Rev.Up ABX account-based marketing platform, audience targeting solutions, B2B2C identity resolution capabilities, and the Eyeota Data Marketplace. These efforts enable Dun & Bradstreet digital marketing with AI-powered, always-on campaigns that engage accounts across channels.

> 32% of sales and marketing professionals consider providing a personalized experience to customers and prospects across digital and non-digital channels to be a priority for their business in 2023.
>
> – Dun & Bradstreet 9th Annual B2B Data Report

Eyeota, a Dun & Bradstreet company, is a global provider of B2B and B2C audience solutions for digital advertising. In 2022, we combined the capabilities of Eyeota and NetWise, a leading provider of B2B2C identity linkage data, offering a complete data solution that delivers a suite of B2B audience targeting solutions with accuracy and at scale across digital channels including desktop, mobile, social and connected TV. The service allows marketers to connect their advertising efforts and media dollars to the right target audiences and engage high propensity B2B audiences for multi-channel marketing campaigns. By combining B2B2C identity with the full breadth of consumer attributes data, such as socio-demographics, lifestyle, interests and purchase intent, clients can achieve a deeper, more holistic understanding of high-propensity B2B audiences so they can optimize and personalize marketing campaigns for better ROI.



Sales Acceleration

In 2022, we expanded D&B Hoovers to meet businesses where they are, helping sellers engage prospects and customers faster. Updates to D&B Hoovers included a refreshed, responsive user interface and greater global coverage, adding 18 new countries and 15 European and Asian languages. We also released D&B Hoovers Essentials, a new self-serve sales intelligence tool that is fully integrated into our e-commerce channel and features a commercial pricing model that allows sales professionals to pay on a monthly basis. D&B Hoovers Essentials provides small businesses with the same revitalized D&B Hoovers user experience, comprehensive contact data, and industry-leading commercial and intent data.

Master Data Management

Dun & Bradstreet's Master Data Management (MDM) solutions provide tools and services that help businesses build a data foundation that meets their business objectives and where all systems lead to an accurate and complete data record.

Accurate audience segmentation and targeting, understanding and assessing relationships, identifying new opportunities for revenue, lead routing, and maintaining regulatory compliance are all examples of common use cases that rely on connected, clean, and thorough sales and marketing data. Without such high-quality data, businesses risk wasting resources, missing revenue opportunities, and slowing their pipelines.

Last year, we launched D&B Connect Manage, the first data-centric Master Data solution that combines innovative AI and ML master data technology and the Dun & Bradstreet Data Cloud. Our cloud agnostic MDM platform provides access to self-serve data management on demand, with little to no technology expertise needed.



Looking Ahead

As firms struggle to target audiences across global geographies and digital channels, this may mean missed opportunities to identify and target the right audience to accelerate and personalize the buying journey. Earlier this year, we expanded our Account Based Marketing and B2B audience solutions, powered by the persistent D-U-N-S ® Number, outside of the U.S. into Asia and Europe, allowing B2B marketers to unify their audience targeting to buyers across digital channels and in 22 countries worldwide. Despite the challenges present in the market, the B2B digital advertising landscape for Dun & Bradstreet has never been as opportunity-rich and sophisticated as it is today.

2022 Highlights

Adjusted Revenues by Segment

($ in millions)

71%
North America

$1,587



29%
International

$638

Adjusted Revenues by Business

($ in millions)

58%
Finance & Risk

$1,286



42%
Sales & Marketing

$939

Historical Revenues & EBITDA

($ in millions)



- Adjusted Revenue
- Deferred Revenue Adjustment
- Organic Revenue Growth (Constant Currency Basis)
- Adjusted EBITDA
- Adjusted EBITDA Margin

- *Adjusted Revenue, Organic Revenue and Adjusted EBITDA are non-GAAP financial measures. Please refer to Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations in Dun & Bradstreet's 2022 Form 10-K for a discussion of non-GAAP financial measures and a reconciliation to the GAAP results for the years ended December 31, 2022 and 2021. For non-GAAP financial measures and a reconciliation to the GAAP results for the year ended December 31, 2020, please refer to our 2021 Form 10-K.*

- *2020 Adjusted Revenue and Adjusted EBITDA include a $21 million deferred revenue adjustment.*

- *2020 EBITDA margin is based on Adjusted Revenue and Adjusted EBITDA which include the deferred revenue adjustment. Excluding this adjustment, the 2020 margin would be one percentage point higher.*



dun & bradstreet

2022 ANNUAL REPORT

Igniting Global Commerce

2022 Form 10-K





UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-39361

Dun & Bradstreet Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	83-2008699
(State of incorporation)	(I.R.S. Employer Identification No.)
5335 Gate Parkway, Jacksonville, FL	32256
(Address of principal executive offices)	(Zip Code)

(904) 648-6350
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value	DNB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☒ | Accelerated filer | ☐ | Non-accelerated filer | ☐ |
| Smaller reporting company | ☐ | Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of Dun & Bradstreet Holdings, Inc. common stock held by non-affiliates of the registrant as of June 30, 2022 was $3,514,751,447 based on the closing price of $15.03 as reported by the New York Stock Exchange.

There were 435,556,755 shares outstanding of the Registrant's common stock as of February 17, 2023.

The information in Part III hereof is incorporated by reference to certain information from the registrant's definitive proxy statement for the 2022 annual meeting of shareholders. The registrant intends to file the proxy statement within 120 days after the close of the fiscal year that is the subject of this Report.

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DUN & BRADSTREET HOLDINGS, INC.
FORM 10-K
TABLE OF CONTENTS

Forward-Looking Statements

Forward-looking statements included in this Annual Report on Form 10-K (this "Annual Report"), including, without limitation, statements concerning the conditions of our industry and our operations, performance and financial condition, including in particular, statements relating to our business, growth strategies, product development efforts and future expenses, can be identified by words such as "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects" and similar references to future periods, or by the inclusion of forecasts or projections. Examples of forward-looking statements include, but are not limited to, statements we make regarding the outlook for our future business and financial performance, such as those contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, our actual results may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the following:

- our ability to implement and execute our strategic plans to transform the business;
- our ability to develop or sell solutions in a timely manner or maintain client relationships;
- competition for our solutions;
- harm to our brand and reputation;
- unfavorable global economic conditions including, but not limited to, volatility in interest rates, foreign currency markets, inflation, and supply chain disruptions;
- risks associated with operating and expanding internationally;
- failure to prevent cybersecurity incidents or the perception that confidential information is not secure;
- failure in the integrity of our data or systems;
- system failures and personnel disruptions, which could delay the delivery of our solutions to our clients;
- loss of access to data sources or ability to transfer data across the data sources in markets where we operate;
- failure of our software vendors and network and cloud providers to perform as expected or if our relationship is terminated;
- loss or diminution of one or more of our key clients, business partners or government contracts;
- dependence on strategic alliances, joint ventures and acquisitions to grow our business;
- our ability to protect our intellectual property adequately or cost-effectively;
- claims for intellectual property infringement;
- interruptions, delays or outages to subscription or payment processing platforms;
- risks related to acquiring and integrating businesses and divestitures of existing businesses;
- our ability to retain members of the senior leadership team and attract and retain skilled employees;
- compliance with governmental laws and regulations;
- risks related to the voting letter agreement among and registration and other rights held by certain of our largest shareholders;
- an outbreak of disease, global or localized health pandemic or epidemic, or the fear of such an event (such as the COVID-19 global pandemic), including the global economic uncertainty and measures taken in response;
- the short- and long-term effects of the COVID-19 global pandemic, including the pace of recovery or any future resurgence; and
- increased economic uncertainty related to the ongoing conflict between Russia and Ukraine and associated trends in macroeconomic conditions.

See "Item 1A.—Risk Factors" for a further description of these and other factors. For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements that are included elsewhere in this Annual Report on Form 10-K. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We are not under any obligation (and expressly disclaim any such obligation) to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the possibility that actual results may differ materially from our forward-looking statements.

Part I

Item 1. Business

Our Company

Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Our mission is to deliver a global network of trust, enabling clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. Clients embed our trusted, end-to-end solutions into their daily workflows to inform commercial credit decisions, evaluate whether suppliers and other third parties are financially viable, reputable, compliant and resilient, enhance salesforce productivity and gain visibility into key markets. Our solutions support our clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes.

We are differentiated by the scale, depth, diversity and accuracy of our constantly expanding business database, known as our "Data Cloud," that contains comprehensive information on more than 500 million total organizations as of December 31, 2022. Access to longitudinal curated data is critical for global commerce, and with only a small percentage of the world's businesses filing public financial statements, our data is a trusted source for reliable information about both public and private businesses. By building such a set of data over time, we were able to establish a unique identifier that creates a single thread connecting related corporate entities allowing our clients to form a holistic view of an enterprise. This unique identifier, which we refer to as the D-U-N-S Number, is an organization's "fingerprint" or "Social Security Number". We believe that we are the only scale provider to possess both worldwide commercial credit data and comprehensive public records data that are linked together by a unique identifier allowing for an accurate assessment of public and private businesses globally.

Leveraging our commercial credit data and analytics, as well as compliance intelligence, our Finance & Risk solutions are used in the critical decisioning processes of finance, risk, compliance and procurement departments worldwide. We are a market leader in commercial credit decisioning, with many of the top businesses in the world utilizing our solutions to make informed decisions when considering extending business loans and trade credit. We are also a leading provider of data and analytics to businesses looking to analyze supplier relationships and more effectively collect outstanding receivables. We believe our proprietary Paydex score is widely relied upon as an important measure of credit health for businesses. We are well positioned to provide accessible and actionable insights and analytics that mitigate risk and uncertainty, and ultimately protect and drive increased profitability for our clients.

Our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or alternative data, such as foot traffic, website usage, social media posts, online browsing activity and shipping trackers, to assist clients in optimizing their sales and marketing strategy by cleansing customer relationship management ("CRM") data and narrowing their focus and efforts on the highest probability prospects. As global competition continues to intensify, businesses need assistance with focusing their sales pipelines on the companies most likely to buy so that they can have their best sellers target the highest probability return accounts. We provide invaluable insights into businesses that can help our clients grow their businesses in a more efficient and effective manner.

We leverage these differentiated capabilities to serve a broad set of clients across multiple industries and geographies. As of December 31, 2022, we have a global client base of more than 240,000, including some of the largest companies in the world. Our data and analytics support a wide range of use cases covering nearly all industry verticals, including financial services, technology, communications, government, retail, transportation and manufacturing. In terms of our geographic footprint, we have an industry-leading presence in North America, an established presence in the United Kingdom, Ireland, Nordics (Sweden, Norway, Denmark and Finland), DACH (Germany, Austria and Switzerland), Central and Eastern Europe ("CE"), Greater China and India through our majority or wholly-owned subsidiaries and a broader global presence through our Worldwide Network alliances ("WWN alliances").

We believe that we have an attractive business model that is underpinned by highly recurring, diversified revenues, significant operating leverage, low capital requirements and strong free cash flow. The proprietary and embedded nature of our data and analytics solutions and the integral role that we play in our clients' decision-making processes have translated into high client retention and revenue visibility. We also benefit from strong operating leverage given our centralized Data Cloud and solutions, which allow us to generate strong contribution margins and free cash flow.

Our Transformation

Over the course of our history, we have earned the privileged position of leadership and trust within the industries we serve. However, operational and execution issues led to stagnant revenue growth and declining profitability. Identifying an opportunity to unlock Dun & Bradstreet's potential, an investor consortium led by William P. Foley II at Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), Cannae Holdings, Inc. ("Cannae"), Black Knight, Inc. ("Black Knight") and CC Capital Partners, LLC ("CC Capital" and together with Bilcar, THL, Cannae and Black Knight, the "Investor Consortium"), acquired Dun & Bradstreet in February 2019. We refer to this transaction as the Take-Private Transaction.

The Investor Consortium brought in a new senior leadership team with extensive experience and a proven track record of driving long-term shareholder value creation through transformation and growth initiatives. The senior leadership team executed on a comprehensive transformation to improve and revitalize our business for long-term success. They saw significant opportunity to create value and took the following actions to transform our business:

- We immediately reorganized our management and operating infrastructure into vertically aligned business units to increase focus and accountability.

- We reorganized our salesforce and go-to-market strategy.

- We have made investments in modernizing our infrastructure and optimizing our architecture to increase control, create efficiencies and enhance the ability of our platforms to scale.

- We have significantly increased our investment in the breadth and depth of our data, with a focus on better utilization of available data, automation of business data research, improvement of identity resolution, expansion of our professional contact database and implementation of tools to monitor and streamline our data supply chain so that we can generate better, more actionable business insights and outcomes for our clients.

- We have strengthened our analytics by leveraging our artificial intelligence ("AI") capabilities and expanded data sets and growing our analytics team.

On July 6, 2020, we completed an initial public offering ("IPO") of 90,047,612 shares of our common stock, par value $0.0001 per share at a public offering price of $22.00 per share. Immediately subsequent to the closing of the IPO, we also completed a private placement of 18,458,700 shares of common stock at a price per share equal to 98.5% of the IPO price, or $21.67 per share.

Our Market Opportunity

Businesses rely on business-to-business ("B2B") data and analytics providers to extract data-driven insights and make better decisions. For example, in commercial lending and trade credit, the scarcity of readily available credit history makes the extension of credit a time-consuming and imprecise process. In procurement, and business development, businesses face increasingly complex and global supply chains, making the assessment of compliance, risk, and viability of all suppliers and third parties prohibitively difficult and expensive if not conducted effectively. In sales and marketing, businesses have benefited from the proliferation of CRM, Marketing Automation and Sales Acceleration tools designed to help identify, track and improve both customer management and prospecting growth activities. While these tools help to fill sales funnels and improve the progression of opportunities, key challenges remain in salesforce productivity, effective client segmentation and marketing campaign activation. Common stumbling blocks include incorrect, or outdated, contact information, duplicated or inaccurate firmographic data and a lack of synchronization between the various platforms in the marketing technology ecosystem.

We help our clients solve these mission critical business problems. We believe the total addressable market ("TAM") in which we operate is large, growing and significantly under penetrated. We participate in the big data and analytics software market, as defined by Interactive Data Corporation ("IDC"), which represents a collection of software markets that functionally address decision support and decision automation. This market includes business intelligence and analytics tools, analytic data management and integration platforms and analytics and performance management applications. Within the broader market of data and analytics solutions, we serve a number of different markets, including the commercial credit data, sales and marketing data and Governance, Risk and Compliance ("GRC") markets to provide clients with decisioning support and automation. As we continue to drive innovation in our solutions, we expect to address a greater portion of this TAM as new use cases for our data assets and analytical capabilities are introduced.

We believe there are several key market trends generating additional growth in our TAM and increasing the potential demand for our solutions:

- *Growing Recognition of Analytics and Data-Informed Business Decisioning.* Due to the pervasive digital transformation that nearly all industries are experiencing, businesses are increasingly recognizing the value of incorporating data-driven insights into their organizations. Businesses are leveraging the advancements of technology in data creation and interpretation to analyze business practices with the aim of improving efficiency, reducing risk and driving growth. We expect companies will continue to recognize the value in relying on insightful and accurate B2B data in their finance and credit decisioning, regulatory and compliance and sales and marketing workflows.

- *Growth in Data Creation and Applications.* As a result of the increasing recognition of data's value, the volume of data sets being collected and assembled continues to increase. Not only is the size of these data sets larger than ever, but the data being collected covers a wider range of topics and subjects. Driven in large part by the global trend of an "Internet of Things," the proliferation of mobile phones and connected devices has created a "digital exhaust" of data that can be captured and tracked. This alternative data can be incorporated in predictive models alongside traditional data to provide more sophisticated and accurate business insights. Businesses now have a massive amount of data at

their fingertips but often have to rely on large scale providers to help them curate, match, append and create insights in order to convert that data into improved outcomes.

- ***Advances in Analytical Capabilities Unlocking the Value of Data.*** The combination of increasingly available data sets with effective artificial intelligence ("AI") and machine learning ("ML") capabilities allows for the generation of mission critical insights integrated into clients' workflows. Businesses that lack the resources for developing these complex tools and solutions internally turn to data and analytics providers, creating market demand. The availability of more insightful analytical tools, in turn, drives growing recognition of the power of analytics in everyday business processes.

- ***Heightened Compliance Requirements in an Evolving Regulatory Environment for Business.*** Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of data regulatory requirements, which often vary by geography and industry served. Performing adequate diligence on clients and suppliers can be cumbersome and dampen the pace of business expansion, or worse, leave a business exposed to expensive fines and penalties. Across multiple jurisdictions, governments are simultaneously trying to protect privacy and promote sustainability while inhibiting unethical behavior including corruption, bribery or money laundering. The complexity of multi-jurisdictional data protection and regulatory regimes increases the demand for accurate data and analytics that are curated and maintained in a compliant manner. Manual processes are burdensome and prone to human error, and therefore demand for accurate data and analytics that can be embedded in automated workflows and deliver insights on demand continues to increase.

We believe that due to our differentiated capabilities and our long-term client relationships, we are well positioned to capitalize on these market opportunities and benefit from these long-term trends.

Our Solutions

The defining characteristic of our solutions is the breadth and depth of our combined proprietary and curated public data and actionable analytics that help drive informed decisions for our clients. As of December 31, 2022, our Data Cloud is compiled from approximately 28,000 sources, as well as from data collected by our 13 WWN alliances, resulting in data sourced from 256 countries and territories worldwide. We believe that we are uniquely able to match data to its corresponding entity, and have extensive related intellectual property dedicated to this function. Since 1963, we have tracked these businesses by assigning unique identifiers (known as a D-U-N-S Number) to all organizations in our data set. The D-U-N-S Number is recommended and, in many cases required, by numerous commercial, trade and government organizations. This privileged position in the market has allowed us to commercialize the creation and monitoring of D-U-N-S Numbers by suppliers, which in turn feeds additional proprietary data into our platform.

Data is only valuable when it drives action that moves an organization towards its goals. Underpinned by an integrated technology platform, our solutions derive data-driven insights that help clients target, grow, collect, procure and comply. We provide clients with both curated bulk data to incorporate into their internal workflows and end-to-end solutions that generate insights from this data through configurable analytics. The chart below illustrates the comprehensive, end-to-end nature of our solutions, which are organized into two primary areas: Finance & Risk and Sales & Marketing.


Dun & Bradstreet
Data Cloud
D
U
N
S
Finance & Risk (~60% of Revenue)
Sales & Marketing (~40% of Revenue)
FINANCE
Mitigate credit risk and improve collections
Key Decision Maker:
Chief Financial Officer
PROCUREMENT
Drive informed third-party relationship decisions
Chief Procurement Officer
COMPLIANCE
Decrease risk of compliance penalties & brand damage
Chief Compliance Officer
MARKETING
Segment, target & capture new prospects
Chief Marketing Officer
SALES
Accelerate path from prospect to profitable customer
Chief Revenue Officer
MASTER DATA MGT
Organize data in an efficient and accessible manner through the DUNS
Chief Data Officer

Finance & Risk

Our Finance & Risk solutions are mission critical to our clients as they seek to leverage the data sets and analytics from our platform to manage risk, minimize fraud and monitor their supply chain. Top commercial enterprises across the globe utilize our configurable solutions to make better decisions when considering small business loans, extending trade credit, analyzing supplier relationships and collecting outstanding receivables. Our Finance & Risk solutions help clients increase cash flow and profitability while mitigating credit, operational, compliance and ESG risks.

Our principal Finance & Risk solutions include:

D&B Finance Analytics, which includes D&B Credit Intelligence and D&B Receivables Intelligence, is a subscription-based online application that offers clients real time access to our most complete and up-to-date global information, comprehensive monitoring and portfolio analysis.

D&B Direct is an application programming interface ("API") that delivers risk and financial data directly into enterprise applications such as enterprise resource planning applications ("ERPs") and CRM for real-time credit decision making. The API format allows users to configure their own solutions for their organization’s needs.

D&B Small Business is a suite of powerful tools that allows SMBs to monitor and potentially build their business credit file. SMBs can review detailed reporting on all D&B scores and ratings as well as access triggered alerts for any changes in scores and custom reports with key scores and risk indicators.

D&B Enterprise Risk Assessment Manager ("eRAM") is a global solution for managing and automating credit decisioning and reporting for complex account portfolios, regardless of geography. This solution provides globally consistent data and integrates with in-house ERPs and CRMs. eRAM allows clients to access all of Dun & Bradstreet’s global scores and risk indicators for customized scoring, reporting and analytics.

D&B Risk Analytics, includes D&B Supplier Intelligence, D&B Compliance Intelligence and D&B ESG Intelligence, is a subscription-based online application that offers clients real-time access to our most complete and up-to-date global information, comprehensive monitoring and portfolio analysis tool to mitigate supply chain risk, regulatory risk including Know Your Vendor (“KYV”), and ESG assessment and related risk.

Risk Guardian, which includes Credit and Compliance Intelligence for B2B and B2C risk assessment, is a subscription-based online and API application that offers clients real-time access to our most complete and up-to-date Nordics information, comprehensive monitoring and portfolio analysis.

D&B Beneficial Ownership offers risk intelligence on Ultimate Beneficial Ownership from what we believe to be the world's largest commercial database. Clients are able to view, update and monitor an organization's hierarchy and beneficial ownership to provide clarity, efficiency and accuracy around beneficial owners. The database includes key shareholders, both individuals and corporate entities, globally.

D&B Supplier Risk Manager provides focused and predictive insights to help certify, monitor, analyze and mitigate risk across the supply chain to avoid costly disruptions. This solution offers predictive scores and government indicators to provide strategic advantage and visibility into risk management.

D&B Onboard leverages the Data Cloud to provide comprehensive insights into businesses to facilitate global KYC/AML compliance and to minimize financial, legal and reputational risk exposure. Onboard automates compliance and onboarding activities by validating identities of businesses against a global Data Cloud of over 500 million organizations to confirm accurate representation.

Sales & Marketing

Our Sales & Marketing solutions help businesses discover new revenue opportunities and accelerate growth by extending the use cases of our data and analytics platform. By adding our proprietary business data set to our professional contact, intent and non-traditional data, we are able to provide a single view of the prospective customer. Our Sales & Marketing solutions extend beyond simple contact data to enable modern marketers and sellers to automate data management and cleansing, leverage AI-powered models to build segments of high-propensity prospects, activate those segments across email, digital ads, paid media and sales plays, unmask and track website visitors and measure campaign performance. We help our clients optimize their sales and marketing functions and narrow their focus on the highest probability businesses.

Our principal Sales & Marketing solutions include:

D&B Connect empowers businesses to make data-driven decisions by providing easy access to the largest, trusted source of premastered entity data through our proprietary AI/ML-powered matching algorithm. Our self-service suite reduces complexity, accelerates time to value, and enables customers to establish and maintain accurate golden records through automation, while leveraging the globally trusted D-U-N-S number. D&B Connect offers a modern approach to master data management that allows customers to quickly identify opportunities and potential risks within a business.

D&B Optimizer is an integrated data management solution that links clients' first party business records in their CRMs, marketing automation and other marketing applications directly with the D&B Data Cloud and ensures continuous data hygiene and management to drive actionable commercial insights and a single client view across multiple systems and touchpoints.

D&B Direct is an API-enabled data management solution that delivers valuable customer insights into CRMs, marketing automation and other marketing applications for on-demand business intelligence. This configurable format allows users to tailor their own solutions for their organization's needs.

D&B Rev.Up ABX is an open and agnostic platform that aligns marketing and sales teams to deliver an optimal and coordinated buying journey for accelerated pipeline creation and progression. D&B Rev.Up ABX consolidates first and third party data, allows teams to build high-propensity targets from that data for account-based campaigns, activate target segments across leading email, advertising, and sales automation tools, engage prospects with personalized content, and measure resulting campaign performance.

D&B Audience Targeting helps clients reach the right audiences with the right messages by leveraging our digital IDs and curated pre-defined B2B audience targeting segments that span digital display, mobile, social and connected TV advertising channels. Our offerings also include global online and offline data onboarding and transformation and B2B and business-to-consumer identity graph and audience targeting data, which extend our position in the B2B online marketing value chain and build upon our Audience Solutions business by adding global scale and online data to power omni-channel marketing around the world.

D&B Visitor Intelligence turns web visitors into leads by leveraging D&B's rich B2B data set and digital identity resolution capabilities to unmask anonymous web traffic and identify which companies and potential buyers are visiting client websites. This critical real-time visitor intelligence drives personalized web experiences, increased conversion rates with prefill web registrations and retargeting capabilities to quickly engage these new leads and accelerate the sales process.

D&B Hoovers is a sales intelligence solution that allows clients to research companies, quickly build pipelines, engage in informed conversations and enhance sales productivity. Clients are able to target companies and contacts through search filters

that continually refresh based on developed criteria. Hoovers populates leading tools such as Salesforce, Microsoft Dynamics, HubSpot and Marketo records to allow clients to reduce time spent on administrative tasks and improve sales productivity.

InfoTorg is a subscription based online SaaS application that provides clients with detailed information services on people, companies, vehicles, real estate, laws and regulations as well as court judgments in Sweden. InfoTorg helps our clients solve their core everyday tasks based on verified and easy to find information. The versatility of the product enables many different use cases, e.g. Anti-Money Laundering ("AML")/Know Your Customer ("KYC") - controls in the financial industry, verification and control of individuals in the public sector as well as vehicle transactions for car dealers and workshops.

Our Competitive Strengths

Market Leadership with the Most Comprehensive Business-to-Business Database

We are uniquely qualified to address the commercial data-driven decisioning needs of our clients due to the breadth and depth of our proprietary Data Cloud and the extensive intellectual property driving insights. Our Data Cloud includes more than 500 million organizations globally and extends far beyond those for which data is publicly available. The D-U-N-S Number is a widely recognized identifier and is a policy-driven requirement for the process of supplying trade credit for many businesses and governments. In addition to the data ingested, D&B has been awarded 249 patents, 140 of which are focused on the complex problem of mapping disparate data sources to a business entity. Our owned, proprietary data sets include commercial credit and firmographic data, professional contact data, third party regulatory compliance, receivables, payment history and other data.

Dun & Bradstreet has been recognized by analyst firm, Forrester, as a Leader for B2B Marketing Data and B2B Standalone Customer Data Platforms (CDP). The company has also been recognized by independent analyst firm, Chartis Research, as a multi-year category award winner for "Small Business Credit Data" in the Chartis RiskTech100®, a "Leader" in KYC Data Solutions, and as a Chartis RiskTech BuySide 50 category award winner for Best ESG Private Company Coverage.

Our strategic relationships with our global WWN alliances provide us with international data in our global Data Cloud, which we view as a key competitive strength in serving both U.S. and international businesses. The contributory nature of our Data Cloud, where we typically obtain updated information at little or no cost and own most of the data, creates a strong network effect that we believe gives us an expanding competitive advantage over other market participants or potential entrants. Our Data Cloud is also differentiated in our ability to track corporate linkages of child-to-parent organization relationships and define universal beneficial ownership across entities to help clients better understand commercial relationships and make better informed decisions with a more holistic view of the business.

Innovative Analytics and Decisioning Capabilities Driving End-to-End Solutions

In a world of increasing data access, the value proposition for companies like ours is shifting from the provision of core data to the generation of analytical insights to inform decisioning processes and optimize workflows, across interrelated business activities. Our end-to-end solutions cover a comprehensive spectrum of use cases across the lifecycle of our clients' businesses. These use cases continue to evolve as we find additional ways to derive insights from our data. We believe our configurable solutions, in combination with our proprietary Data Cloud, are a key competitive advantage for us and allow us to effectively compete across the entire commercial data and analytics landscape.

Deep Relationships with Blue Chip Clients

With our leading data and analytical insights, we serve many of the largest enterprises in the world. Our client base is diversified across size, industry and geography and features minimal concentration. In 2022, 2021 and 2020, no client accounted for more than 5% of our revenue, and our top 50 clients accounted for approximately 25% of our revenue. We have held relationships with 18 of our top 25 clients by size of revenue for the year ended December 31, 2022, 2021 and 2020 for more than 20 years, which reflects how deeply embedded we are in their daily workflows and decisioning processes. For 2022, 2021 and 2020, our annual revenue retention rate was 96%.

Scalable and Highly Attractive Financial Profile

We have an attractive business model underpinned by stable and highly recurring revenues, significant operating leverage and low capital requirements that contribute to strong free cash flow. Our high levels of client retention and shift toward multi-year subscription contracts result in a high degree of revenue visibility. The vast majority of our revenues are either recurring or re-occurring in nature. Additionally, we benefit from natural operating leverage given the high contribution margins associated with incremental revenue generated from our centralized Data Cloud and solutions. Despite the investments being made to enhance our technology, analytics and data, our capital requirements remain low with capital expenditures (including capitalized software development costs) of approximately 10% of our revenues in 2022. All of these factors contribute to strong free cash flow generation, allowing us the financial flexibility to invest in the business and pursue growth through acquisitions.

World Class Management Team with Depth of Experience and Track Record of Success

Our senior management team has a track record of strong performance and significant expertise in both the markets we serve and in transforming similar businesses by delivering consistent growth both organically and through acquiring and integrating businesses. Our management team operates under the leadership of Mr. Foley, who has a long, successful history of acquiring, reorganizing and transforming companies by rationalizing cost structures, investing in growth and onboarding and mentoring senior management. Beyond our senior management team, we are focused on attracting and retaining the strongest talent at all levels throughout the organization.

Our Growth Strategy

Enhance Existing Client Relationships

We believe our current client base presents a large opportunity for growth through enhanced cross selling in order to capture more of our clients' data and analytics spend. As an end-to-end provider of commercial data and analytics, we believe there are significant opportunities to have clients buy from a consistent, single-source provider and to increase their interaction with our platform which is anchored by our foundational D-U-N-S data and embedded into their internal workflows. Our go-to-market strategy enables us to increase the number of touchpoints with key decision makers within any given client and allows us to identify and sell the right solutions to each decision maker's respective department. By focusing on enhancing the quality of our data and analytics, we will be able to produce more valuable insights, increasing client engagement across our existing solutions and driving clients towards new, innovative solutions.

Win New Clients in Targeted Markets

We believe that there is substantial opportunity to grow our client base. While we have significant market share in the enterprise and mid-market, there continues to be opportunity to win new clients. There are several instances where we have built a successful long-term enterprise client relationship with a particular company, but its competitors are not our clients. Our focus is to leverage our best practices from serving one company and articulate the value to similar companies that may benefit from our solutions and experience.

We also believe there is significant opportunity to expand our presence in the SMB market. We currently serve approximately 90,000 SMB clients out of the millions of businesses within the global marketplace. In addition, we are servicing over 1,100 businesses a day on average that seek our solutions and D-U-N-S Number and have over 2,500,000 businesses leveraging our business credit and insights. We have existing relationships with many SMBs through solutions enabling the proactive monitoring of their D-U-N-S Number. However, we have not historically capitalized on the opportunity to cross-sell them into our solutions. Our D&B Marketplace is an integrated web platform that provides businesses with an introduction to Dun & Bradstreet's capabilities and solutions for their potential use, and digital advertising solutions that enable enterprises to target their offers to our SMB audiences. By leveraging this go-to-market channel and offering more simplified solutions that are easily integrated into client workflows, we can continue to expand our reach among SMBs.

Develop Innovative Solutions

Given the depth and coverage of information contained in our proprietary Data Cloud, we believe we can continue to develop differentiated solutions to serve our clients in an increasing number of use cases. As we continue to gather and incorporate additional sources of data, we believe the resulting analytics and insights we are able to provide within our solutions will be increasingly impactful to our clients and their decisioning processes. By improving the quality and breadth of our Data Cloud, we will be able to expand into adjacent use cases and leverage our data insights in new functional areas such as collections, fraud and capital markets. We will also be able to identify and further penetrate attractive addressable markets, as demonstrated by the development of our Risk & Compliance solutions, a high growth area within our Finance & Risk solutions, in order to better address the GRC market. These additional solutions utilize existing data architecture to generate high contribution incremental revenue streams.

The most recent example of innovative application of the D&B Data Cloud was the rapid development of our AI-driven D&B ESG Intelligence capability using patent-pending technology. Our ESG scores are derived by applying established sustainability standards, such as Sustainability Accounting Standards Board ("SASB"), to companies using our Data Cloud, making available approximately 41 million ESG scores derived directly from an objective data set. Given the breadth and depth of the Data Cloud, this deployment led to an early recognition of D&B as a Best-of-Breed provider in ESG Data Aggregation and Scoring by Chartis.

D&B ESG Intelligence also allows the companies we score with an opportunity to update and provide additional information on their ESG programs in order to improve their scores. Our ESG data provides compliance and procurement teams with vital information to protect company reputation, benchmark against industry trends, identify ESG risks and goals, monitor shifting ESG risks through automated approaches, and streamline ESG assessment processes.

Expand Our Presence in Attractive International Markets

Despite our global presence and industry leading position in the North American market, we remain relatively under-penetrated in international markets, with International revenue accounting for approximately 30% of our business in 2022. We believe that expanding our presence in owned international markets can be a significant growth driver for us in the coming years. Our international growth strategy begins with localizing current solutions to meet global demand and, similar to our domestic strategy, includes a focus on cross-selling and upselling, winning new clients and developing innovative solutions.

Selectively Pursue Strategic Acquisitions

While the core focus of our strategy is to grow organically, we believe there are strategic acquisition opportunities that may allow us to expand our footprint, broaden our client base, increase the breadth and depth of our data sets and further strengthen our solutions. We believe there are attractive synergies that result from acquiring small companies that provide innovative solutions and integrating these solutions into our existing offerings to generate cross-selling and upselling opportunities across our existing client base, and we will continue to maintain a disciplined approach to pursuing acquisitions.

Our Clients

We have a diversified client base with more than 240,000 clients worldwide during 2022.

Our client base is diversified across size, industry and geography, and features minimal concentration; with no client accounting for more than 5% of revenue and our top 50 clients accounting for approximately 25% of revenue. Our clients include enterprises across nearly all industry verticals, including financial services, technology, communications, retail, transportation and manufacturing, and our data and analytics support use cases of all types. A substantial portion of our revenue is derived from companies in the financial services industry. We have held relationships with 18 of our top 25 clients by size of revenue for the year ended December 31, 2022 for more than 20 years, which reflects how deeply embedded we are in their daily workflows and decisioning processes. For 2022, our annual revenue retention rate, reflecting the percentage of prior year revenue from clients who were retained in the current year, was 96%.

In addition to our blue chip corporate client base, we serve a number of government organizations. Through the development of our analytics, we continue to move into mission critical functions with higher applicability across federal, state and local government organizations.

We have a presence in 256 countries and territories, including the United States, Canada, the United Kingdom, Ireland, Nordics, DACH, CE, Greater China and India as of December 31, 2022. Our international presence is organized through the WWN alliances and majority or wholly-owned markets. The following table presents the contribution by geography to revenue, which excludes Corporate and other:

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenue by geography			
North America	71 %	69 %	83 %
International	29 %	31 %	17 %

Go-to-Market Organization

Our sales and marketing efforts are focused on both generating new clients as well as cross-selling and upselling our end-to-end solutions to existing clients. Our salesforce is segmented into three distinct categories: strategic sales, field sales and inside sales. To more effectively align our salesforce with our clients, we have also organized these distribution channels into geographic territories supported by specialized sales support and centralized sales development teams. Our sales compensation plans are designed to incentivize multi-year contracting and cross-selling.

Our strategic sales team covers our largest and most sophisticated clients who typically use multiple D&B solutions across a variety of use cases. These strategic clients are each independently managed by directors who own the client relationship and are equipped to sell all solutions. In many instances, we deploy our employees on-site to assist our clients in implementing and configuring our analytics for various use cases, acting as a "one-stop shop" for our clients' data and analytics needs.

Our field sales team is geographically distributed and promotes both our Finance & Risk solutions and Sales & Marketing solutions, largely targeting clients with revenues in excess of $250 million. Clients in this grouping typically buy only one of

our solutions, and there is ample opportunity to expand the depth of our relationships as we continue to educate and train our sales professionals on selling our full suite of solutions.

Lastly, our inside sales team is focused on all other businesses that are not covered by our other direct sales channels in the emerging and micro business segments. Our specialized sales support and subject matter experts are consolidated in a shared services organization and support all channels as needed. In addition, we are building a sales development representative organization that supports lead generation of our sales teams.

In addition to our direct go-to-market efforts, we also sell through our network of strategic alliances to jointly deliver our data and analytics to our mutual clients. This indirect channel is centrally managed collaboratively within the sales organization and also has responsibility for coordinating all global WWN and owned markets to ensure consistency of approach and account management for our global clients.

Given the breadth of our end-to-end solutions and increased focus on cross-selling, we have spent considerable time training and upskilling our salesforce in a formal sales training program. We now require sales certifications from our salesforce and have instituted talent assessments and mid-year performance check-ins to ensure we continue to shape our culture to winning and accountability.

International Presence

We have operated internationally for over 160 years and benefit from an extensive network and strong global brand recognition. We have an operating framework of owned, majority-controlled and alliance markets that serve international clients and secure critical global data to support both our United States and international clients. Across all international markets, we leverage our unique data sets and solutions to serve our clients' Finance & Risk and Sales & Marketing needs.

There are certain key international markets in which we operate independently, including the United Kingdom, Ireland, Nordics, DACH, CE, Greater China and, in the case of India, through a joint venture in which we are the majority owner. As we continue to provide international companies with our best-in-class data on U.S. companies, suppliers and prospects, our solutions have also increasingly become localized in recent years to better serve foreign markets. Our local presence ensures the complete, timely and accurate collection of commercial information.

In addition, as of December 31, 2022, we also operated through 13 WWN alliances. Our WWN members license our data, solutions as well as our trademarks and brand, to serve local markets where Dun & Bradstreet does not have a direct ownership interest and collect data local which is provided to D&B's Data Cloud. Our extensive international network enables millions of executives around the world to make confident business decisions with reliable and accessible information. Our strategic relationships with our global WWN alliances provide us with best-in-class breadth of international data in our Data Cloud, as well as a strong distribution network for our D&B solutions which we view as a key competitive strength in serving international enterprises. This approach has improved the applicability of our data to local clients, while enlarging and strengthening the data sets for clients in all geographies.

Competition

We primarily compete on the basis of differentiated data sets, analytical capabilities, solutions, client relationships, innovation and price. We believe that we compete favorably in each of these categories across both our Finance & Risk and Sales & Marketing solutions. Our competitors vary based on the client size and geographical market that our solutions cover.

For our Finance & Risk solutions, our competition generally varies by client size between enterprise, mid-market and SMBs. Dun & Bradstreet has a leading presence in the enterprise market as clients place a high degree of value on our best-in-class commercial credit database to inform their critical decisions around the extension of credit. Dun & Bradstreet's main competitors in the enterprise and mid-market include Bureau van Dijk (owned by Moody's Corporation), Experian and Creditsafe in Europe and Experian and Equifax in North America. In the SMB market, our competition generally includes Equifax, Experian and other consumer credit providers that offer commercial data. Additionally, there is a fragmented tail of low cost, vertical and regionally focused point solutions in this market that may be attractive to certain clients but lack the scale and coverage breadth to compete holistically.

For our Sales & Marketing solutions, our competition has historically been very fragmented with many players offering varying levels of data quantity and quality, and with data being collected in ways that may cross ethical and privacy boundaries. Dun & Bradstreet strives to protect the data and privacy of clients and other constituents and to maintain high standards of integrity and accountability in the ethical acquisition, aggregation, curation and delivery of data. Our direct competitors vary depending on use cases, such as market segmentation, digital marketing lead generation, lead enrichment, sales effectiveness and data management. In the market for professional contact data, our competition generally includes ZoomInfo and a few consultancies building bespoke solutions. For other sales and marketing solutions such as customer data platform, visitor intelligence, audience targeting and intent data, we face a number of smaller competitors.

Overall, outside North America, the competitive environment varies by region and country, and can be significantly impacted by the legislative actions of local governments, availability of data and local business preferences.

In the United Kingdom and Ireland, our direct competition for our Finance & Risk solutions is primarily from Bureau van Dijk, Creditsafe and Experian. Additionally, the Sales & Marketing solutions landscape in these markets is both localized and fragmented, where numerous local players of varying sizes compete for business.

In the Nordics, we primarily compete with Enento and Experian and in Central and Eastern European markets we compete with several regional and local players.

In Asia Pacific, we face competition in our Finance & Risk solutions from a mix of local and global providers. In China we primarily compete with global providers such as Experian and Bureau van Dijk, as well as technology driven local players focusing on domestic data. In India we compete with local competitors. In addition, as in the United Kingdom, the Sales & Marketing solutions landscape throughout Asia is localized and fragmented.

We believe that the solutions we provide to our clients in all geographies reflect our deep understanding of our clients' businesses, the differentiated nature of our data and the quality of our analytics and decisioning capabilities. The integration of our solutions into our clients' mission critical workflows helps to ensure long-lasting relationships, efficiency and continuous improvement.

Technology

Technology is key to how we efficiently collect, curate and ultimately deliver our data, actionable analytics and business insights to make investments in modernizing our infrastructure and optimizing our architecture to increase control, create efficiencies and greatly enhance the ability of our platforms to scale. We make investments in the re-architecture of our technology platform to enhance our ability to organize and process high volumes of disparate data, increase system availability and improve delivery, while lowering our overall cost structure and ensuring information security. We continue to work towards evolving Dun & Bradstreet into a platform with the ability to seamlessly add and integrate new data sets and analytical capabilities into our simplified and scaled technology infrastructure.

Intellectual Property

We own and control various intellectual property rights, such as trade secrets, confidential information, trademarks, service marks, trade names, copyrights, patents and applications to the foregoing. These rights, in the aggregate, are of material importance to our business. We also believe that the Dun & Bradstreet name and related trade names, marks and logos are of material importance to our business. We are licensed to use certain technology and other intellectual property rights owned and controlled by others, and other companies are licensed to use certain technology and other intellectual property rights owned and controlled by us. We consider our trademarks, service marks, databases, software, analytics, algorithms, inventions and other intellectual property to be proprietary, and we rely on a combination of statutory (e.g., copyright, trademark, trade secret, patent, etc.) and contractual safeguards for protecting them throughout the world.

We own patents and have filed for patent applications both in the United States and in other selected countries of importance to us. The patents and patent applications include claims which pertain to certain technologies and inventions which we have determined are proprietary and warrant patent protection. We believe that the protection of our innovative technology and inventions, such as our proprietary methods for data curation and identity resolution, through the filing of patent applications, is a prudent business strategy. Filing of these patent applications may or may not provide us with a dominant position in the fields of technology. However, these patents and/or patent applications may provide us with legal defenses should subsequent patents in these fields be issued to third-parties and later asserted against us. An important aspect of our intellectual property strategy is to file for patents in innovative and modern technology. Where appropriate, we may also consider asserting, or cross-licensing, our patents.

Corporate and Social Responsibility

We believe a defining quality of successful companies is that they demonstrate a consistent commitment to empowering the people and communities where they operate. We believe in having a positive impact through responsible engagement on environmental, social, and governance ("ESG") issues. We use our data and analytics to help companies grow their business and become better global corporate citizens.

We consider environmental and social impacts throughout the design of our ESG products as we develop services that promote transparent, coherent and accessible ESG insights and even consider these factors when designing our non-ESG-focused offerings. This includes using energy-efficient data services for hosting, storing and deploying our products. We have adopted an Environmental Policy Statement and a Product Governance & Sustainability Policy Statement that are available on our website at www.dnb.com under "About Us -- Our Company -- Our Focus on Sustainability."

We are committed to evaluating and, where possible, reducing the environmental impact of our offices and data centers. We have expanded transparency regarding our environmental impact by including a reference index aligning with both the SASB Table for Technology and Communications in the Software and IT Services subsector, as well as the Task Force on Climate-Related Financial Disclosures ("TCFD"). See further discussion in our 2021 Corporate Sustainability Report, which is available on our website at investor.dnb.com.

Our company culture provides a foundation that lets us commit to fostering social and economic development and contributing to the sustainability of the communities in which we all live and operate. We are committed to fostering a workplace where everyone's voice is valuable and diversity in all its forms is welcomed. We look at responsibility from several dimensions— how we support and empower our employees, the way we focus on helping our clients and the way we manage our corporation—all aligned with our core value of inherent generosity.

The Board oversees ESG matters, with assistance from the Audit, Corporate Governance & Nominating, and Compensation Committees. The Board also formed the Sustainability Working Group, which is tasked with development and execution of our ESG program, assessing the ESG landscape and communicating our progress to the stakeholders.

Workforce and Human Capital Resources

As of December 31, 2022, we had 6,355 employees worldwide, of whom 2,580 were in our North America segment and Corporate, and 3,775 were in our International segment. Our workforce also engages third-party consultants as an ongoing part of our business where appropriate. There are no unions in our U.S. or Canadian operations, and work councils and trade unions represent a portion of our employees in a few European markets. We have not experienced any work stoppages and we believe we maintain strong relations with our employees.

We are committed to creating a passionate, outside-in, forward-leaning culture. We strive to make our company a diverse, inclusive and safe workplace that will drive personal growth for each of our employees. We design our human resources programs to support these critical objectives. We provide a comprehensive compensation and benefits package designed to support our employees, both at home and at work. We provide learning and development programs for our people to prepare them for their roles and facilitate internal career mobility aiming at creating a high-performing workforce.

We are committed to a diverse and inclusive workforce where many different and diverse perspectives, thoughts, beliefs, educational backgrounds and experiences are purposefully brought together. We have adopted a Diversity, Equity and Inclusion and Human Capital Policy Statement that is available on our website at www.dnb.com under "Our Company -- About Us -- Our Focus on Sustainability." We make employment decisions based on merit and are committed to seeking diverse talent. Our diversity and inclusion programs further enhance our culture with the goal of making our workplace more engaging and inclusive.

Financial Information by Segment

In addition to our two reportable segments, we have a corporate organization that consists primarily of general and administrative expenses that are not included in the other segments. For financial information by reporting segment, see Note 18 to the consolidated financial statements.

Regulatory Matters

Compliance with legal and regulatory requirements is a top priority for us. This includes compliance, to the extent applicable, with national and local anti-bribery and anti-corruption laws, information privacy, communications privacy, and data protection laws and regulations, data security and cybersecurity laws, unfair and deceptive trade practices laws, consumer protection laws, export control and economic sanctions laws, antitrust/competition laws, national laws regulating enterprise credit reporting agencies and, in a few cases internationally, consumer reporting agencies, freedom or expression laws, and digital accessibility and advertising laws. These laws are enforced by national and local regulatory agencies, and in some instances also through private civil litigation. Additionally, on April 6, 2022, the U.S. Federal Trade Commission finalized approval of a Consent Order with us (the "FTC Order") primarily relating to our business credit managing and monitoring products. The FTC Order requires that we undertake specific compliance practices and reporting during its term, which ends on April 6, 2042.

We proactively manage our compliance with laws and regulations through a dedicated legal and compliance and ethics team situated in the United States, Europe, Greater China and India all reporting to the Chief Legal Officer and Chief Ethics and Compliance Officer in the United States. Through the legal and compliance and ethics functions, we operate a comprehensive compliance and ethics program aligned with the U.S. Federal Sentencing Guidelines Elements of an Effective Compliance and Ethics Program, the OECD Good Practices Guidance on Internal Controls, Ethics, and Compliance, the OECD Guidelines Governing the Protection of Privacy and Transborder Flows of Personal Data, the accountability principle of the GDPR, and the FTC Order. Based on a holistic program model integrating these frameworks, we undertake compliance risk assessments, promulgate compliance policies and procedures, provide awareness and training to our teams and associates, maintain and strive to continually improve upon compliance program operations, monitor all material laws and regulations applicable to our

business, oversee, monitor and audit the efficacy of our internal compliance-related controls, evaluate the compliance and regulatory risks of the suppliers and other third parties we engage, advise on and assist in the development of new products, data solutions, and services, and meet as necessary and appropriate with regulators and legislators to establish transparency of our operations and create a means to understand and respond should any issues arise.

Data Protection, Privacy and Technology Regulation

Our operations are subject to applicable national and local laws that regulate privacy, data and cyber security, broader data collection, use and sharing, cross-border data transfers and/or business, and in certain cases internationally, consumer credit reporting. These laws impact, among other things, data collection, usage, storage, transparency, security and breach, dissemination (including transfer to third parties and cross-border), individual rights management, retention and destruction. Certain of these laws provide for civil and criminal penalties for violations. Expansion into new use cases for personal information and growth through acquisitions, whether through organic growth or strategic acquisitions, adds a further layer of complexity to our overall obligations under these laws, including new obligations relating to certain categories of consumer data. The laws and regulations that affect our business include, but are not limited to:

- the GDPR, the ePrivacy Directive and implementing national legislation, and judicial and regulatory developments on the EU and national level;

- U.S. federal, state and local data protections laws such as the Federal Trade Commission Act ("FTC Act") and similar state laws, state data breach laws and state privacy laws;

- China's Cybersecurity Law, China Personal Information Protection Law ("PIPL") and Data Security Law ("DSL"), as well as other civil and criminal laws relating to data protection;

- other international data protection, data localization, and state secret laws impacting us or our data suppliers; and

- oversight by regulatory authorities for engaging in business credit reporting such as the U.K. Financial Conduct Authority, the People's Bank of China and Datatilsvnet of Norway.

These laws and regulations, which generally are designed to protect privacy interest and rights and to prevent the misuse of personal information available in the marketplace, are complex, change frequently and have consistently trended towards becoming more stringent over time. We already incur significant expenses in our attempt to ensure compliance with these laws. Currently, public concern is high with regard to consumer privacy rights in the United States, the collection, use, accuracy, correction, sharing and cross border transfers of personal information, and the risks to individuals associated with artificial intelligence technologies, such as bias and discrimination. In addition, many consumer advocates, privacy advocates, legislatures and government regulators believe that existing laws and regulations do not adequately protect privacy and personal data in light of evolving technologies and data uses and have become increasingly concerned about the need for expanded oversight for the processing, generation, handling, and security of such data. As a result, they are lobbying and advocating for further restrictions, transparency, and accountability for the dissemination or commercial use of personal information, particularly in digital ecosystems. Additional legislative or regulatory efforts in the United States and other jurisdictions globally could further restrict the collection, use, communication, access, accuracy, obsolescence, sharing, cross border transfer, correction, security and rights of individuals and entities related to this personal information. In addition, any perception that our practices or products are an invasion of privacy, whether or not consistent with current or future regulations and industry practices, may subject us to public criticism, private class actions, reputational harm, or claims by regulators, which could disrupt our business and expose us to increased liability. Further developments in the area of data subject rights, including broad rights around data access, correction, deletion and erasure, portability, restriction, and objection may incur additional costs to the Company as we continue to refine operational and technical controls to meet our expanding legal obligations.

Additional Information

Our website address is www.dnb.com. We make available free of charge on or through our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Information regarding our ESG, corporate responsibility and sustainability initiatives is also available on our website at www.dnb.com under "About Us -- Our Company -- Our Focus on Sustainability." However, the information found on our website is not part of this or any other report.

Item 1A. Risk Factors

You should carefully consider the following risk factors and all of the information contained in this Annual Report on Form 10-K. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected.

Our operations and financial results are subject to various risks and uncertainties, including but not limited to those described below, which could harm our business, reputation, financial condition, and operating results. Below is a summary of these risk factors followed by the detailed risk factors:

Operational Risks

- Our ability to implement and execute our strategic plans to transform the business may not be successful and, accordingly, we may not be successful in achieving our goals to transform our business, which could have a material adverse effect on our business, financial condition and results of operations.
- If we are unable to develop or sell solutions in a timely manner or maintain and enhance our existing client relationships, our ability to maintain or increase our revenue could be adversely affected.
- We face significant competition for our solutions, which may increase as we expand our business.
- Our brand and reputation are key assets and a competitive advantage, and our business may be affected by how we are perceived in the marketplace.
- Our international operations and our ability to expand our operations outside the United States are subject to economic, regulatory, political and other inherent risks.
- Data security and integrity are critically important to our business, and cybersecurity incidents, including cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability and/or significant harm to our reputation.
- A failure in the integrity of our data or the systems upon which we rely could harm our brand and result in a loss of sales and an increase in legal claims.
- If we experience system failures, personnel disruptions or capacity constraints, the delivery of our solutions to our clients could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or clients.
- We could lose our access to data sources or ability to transfer data across the systems in markets where we operate, which could prevent us from continuing to provide our solutions or to develop new solutions in response to market opportunities.
- We use software vendors and network and cloud providers in our business and if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change it could have a material adverse effect on our business, financial condition and results of operations.
- We rely on our relationships with key long-term clients, business partners and government contracts for a substantial part of our revenue, the diminution or termination of which could have a material adverse effect on our business, financial condition and results of operations.
- We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.
- We are subject to subscription and payment processing risk from our third-party vendors and any disruption to such processing systems could have a material adverse effect on our business, financial condition and results of operations.

Legal and Regulatory Risks

- We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices. We also rely on trade secrets and other forms of unpatented intellectual property that may be difficult to protect.
- We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.
- We are subject to various governmental regulations, laws and orders, including a 20 year consent order with the U.S. Federal Trade Commission, compliance with which may cause us to incur significant expenses or reduce the availability or effectiveness of our solutions, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities.
- Current and future litigation, investigations or other actions against us could be costly and time consuming to defend.
- If we experience changes in tax laws or adverse outcomes resulting from examination of our tax returns, it could have a material adverse effect on our business, financial condition and results of operations.

Financial Risks

- We have recorded a substantial amount of goodwill as a result of the Take-Private Transaction, and an economic downturn could cause the goodwill to become impaired, requiring write-downs that could have a material adverse effect on our business, financial condition and results of operations.
- Our pension plans are subject to financial market risks that could have a material adverse effect on our business, financial condition and results of operations.
- Our substantial indebtedness could have a material adverse effect on our financial condition and our ability to operate our business or react to changes in the economy or our industry, prevent us from fulfilling our obligations and could divert our cash flow from operations for debt payments.

- Despite our indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.
- We may be unable to service our indebtedness.
- The agreements governing our indebtedness impose significant operating and financial restrictions on us, which may restrict our ability to pursue our business strategies and capitalize on business opportunities.
- A decline in our operating results or available cash could cause us to experience difficulties in complying with covenants contained in more than one agreement, which could result in bankruptcy or liquidation.
- Change in credit ratings, increases in interest rates, or volatility in the U.S. and global financial markets could impede access to, or increase the cost of, financing our operations and investments.

Risks Related to Our Company Structure

- Certain of our executive officers and directors have or will have interests and positions that could present potential conflicts and demands on their time.
- Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.
- Our ability to pay dividends to our stockholders is restricted by applicable laws and regulations and requirements under the agreements governing our indebtedness.
- Members of the Investor Consortium are party to a letter agreement pursuant to which they have agreed for a period of three years to vote all of their shares as a group in all matters related to the election of directors, including to elect five individuals to our board of directors, and it is possible the interests of the Investor Consortium may conflict with the interests of our other shareholders.
- Our Investor Consortium can significantly influence our business and affairs and may have conflicts of interest with us in the future.
- Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.
- Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

General Risks

- Unfavorable global economic conditions could have a material adverse effect on our business, financial condition and results of operations.
- We are a global company and exposed to geo-political conflicts and events, including the ongoing Russia/Ukraine conflict, which has resulted in increased economic uncertainty and could have significant negative effect on macro-economy and financial markets.
- An outbreak of disease, global or localized health pandemic or epidemic or a similar public health threat, or the fear of such an event, could have a material adverse effect on our business, financial condition and results operations.
- When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that could have a material adverse effect on our business, financial condition and results of operations.
- We are subject to losses from risks for which we do not insure.
- Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
- We may not be able to attract and retain the skilled employees that we need to support our business.
- Our senior leadership team is critical to our continued success, and the loss of such personnel could have a material adverse effect on our business, financial condition and results of operations.
- Certain estimates of market opportunity, forecasts of market growth and our operating metrics included in this Form 10-K may prove to be inaccurate.
- The price of our common stock may be volatile and you could lose all or part of your investment.
- If securities or industry analysts do not publish research or reports about our business or publish inaccurate or negative reports, our stock price could decline.
- As a public company, we may expend additional time and resources to comply with rules and regulations, and failure to comply with such rules may lead investors to lose confidence in our financial data.

Operational Risks

Our ability to implement and execute our strategic plans to transform the business may not be successful and, accordingly, we may not be successful in achieving our goals to transform our business, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be successful in developing and implementing our strategic plans to transform our businesses, including realigning management, simplifying and scaling technology, expanding and enhancing data and optimizing our client services. If the development or implementation of our plans are not successful, we may not produce the revenue, margins, earnings or

synergies that we expect, including offsetting the impact of adverse economic conditions that may exist currently or develop in the future. We may also face delays or difficulties in implementing technological, organizational and operational improvements, including our plans to leverage our data insights in new functional areas and utilize existing data architecture to generate high contribution incremental revenue streams, which could adversely affect our ability to successfully compete. In addition, the costs associated with implementing such plans may be more than anticipated and we may not have sufficient financial resources to fund all of the desired or necessary investments required in connection with our plans. The existing and future execution of our strategic and operating plans to transform our business will, to some extent, also be dependent on external factors that we cannot control. In addition, these strategic and operational plans need to be continually reassessed to meet the challenges and needs of our business in order for us to remain competitive. The failure to implement and execute our strategic and operating plans in a timely manner or at all, realize or maintain the cost savings or other benefits or improvements associated with such plans, have financial resources to fund the costs associated with such plans or incur costs in excess of anticipated amounts, or sufficiently assess and reassess these plans could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to develop or sell solutions in a timely manner or maintain and enhance our existing client relationships, our ability to maintain or increase our revenue could be adversely affected.

In order to keep pace with client demands for increasingly sophisticated solutions, to sustain expansion into growth industries and new markets and to maintain and grow our revenue, we must continue to innovate and introduce new solutions. The process of developing new solutions is complex and uncertain. Our industry solutions require extensive experience and knowledge from within the relevant industry. We must commit significant resources before knowing whether clients will accept new solutions. We may not be successful because of a variety of challenges, including planning or timing, technical hurdles, difficulty in predicting market demand, changes in regulation or a lack of appropriate resources. Additionally, even if we successfully develop new solutions, our existing clients might not accept these new solutions or new clients might not adopt our solutions due to operational constraints, high switching costs or general lack of market readiness.

Furthermore, our ability to increase revenue will depend, in large part, on our ability to retain and enhance existing client relationships and increase the number of solutions our clients buy from us. Our ability to increase sales to existing clients depends on the quality of our data and solutions, clients' satisfaction with our solutions and their desire for additional solutions.

Failure to successfully develop and introduce new solutions or sell new or additional solutions to new or existing clients could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition for our solutions, which may increase as we expand our business.

We face significant competition for our solutions. We compete on the basis of differentiated solutions, datasets, analytics capabilities, ease of integration with our clients' technology, stability of services, client relationships, innovation and price. Our global and regional competitors vary in size, financial and technical capability, and in the scope of the products and services they offer. Some of our competitors may be better positioned to develop, promote and sell their products and services. Larger competitors may benefit from greater cost efficiencies and may be able to win business simply based on pricing. Our competitors may also be able to respond to opportunities before we do, by taking advantage of new technologies, changes in client requirements or market trends. In addition, we face competition from non-traditional and free data sources.

Many of our competitors have extensive client relationships, including relationships with our current and potential clients. New competitors, or alliances among competitors, may emerge and gain significant market share. Existing or new competitors may develop products and services that are superior to our solutions or that achieve greater acceptance than our solutions. If we are unable to respond to changes in client requirements as quickly and effectively as our competition, our ability to expand our business and sell our solutions may be adversely affected.

Additionally, our competitors often sell services at lower prices than us, individually or as part of integrated suites of several related services. This may cause our clients to purchase from our competitors rather than from us, which could result in reduced prices for certain solutions or the loss of clients. Price reductions by our competitors could also negatively impact our operating margins or harm our ability to obtain new long-term contracts or renewals of existing contracts on favorable terms. Additionally, some of our clients may develop their own solutions that replace the solutions they currently purchase from us or look to new technologies, which could result in lower revenue.

We believe that our D-U-N-S Number and our ability to link our data together with this unique identifier provides us with a strategic advantage by allowing for a global, end-to-end assessment of businesses throughout the world. However, some of our competitors and clients utilize their own unique identifiers, and clients have and may continue to adopt alternative standards to our D-U-N-S Number and stop using our solutions. For example, the General Services Administration transitioned from the D-U-N-S Number to a government-owned entity number for federal contractors and grantees. In addition, public and commercial sources of free or relatively inexpensive business information have become increasingly available and this trend is expected to continue. To the extent the availability of free or relatively inexpensive business information increases, the demand for some of our solutions may decrease. If more clients adopt alternative standards to the D-U-N-S Number or look to these other sources of data, it could have a material adverse effect on our business, financial condition and results of operations.

We also expect that there will be significant competition as we expand our business, and we may not be able to compete effectively against current and future competitors. If we are unable to compete successfully, it could have a material adverse effect on our business, financial condition and results of operations.

Our brand and reputation are key assets and a competitive advantage, and our business may be affected by how we are perceived in the marketplace.

Our brand and reputation are key assets of our business and a competitive advantage. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of data quality, effective provision of solutions, business practices, including the actions of our employees, third-party providers, members of the WWN and other brand licensees, some of which may not be consistent with our policies and standards. Negative perception or publicity regarding these matters could damage our reputation with clients and the public, which could make it difficult for us to attract and maintain clients. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in higher regulatory or legislative scrutiny. Negative perceptions or publicity could have a material adverse effect on our business, financial condition and results of operations.

Our international operations and our ability to expand our operations outside the United States are subject to economic, regulatory, political and other inherent risks.

We derive a portion of our revenues from clients outside the United States, and it is our intent to continue to expand our international operations. We have sales and technical support personnel in numerous countries worldwide. Expansion in international markets will require significant resources and management attention and will subject us to increased regulatory, economic and political risks.

The solutions we offer in developed and emerging markets must match our clients' demand for those solutions. Due to price, limited purchasing power and differences in the development of our solutions, our solutions may not be accepted in any particular developed or emerging market, and our international expansion efforts may not be successful. Our business, financial condition and results of operations could be adversely affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

- currency exchange rate fluctuations;
- foreign exchange controls that might prevent us from repatriating cash to the United States;
- difficulties in managing and staffing international offices;
- increased travel, infrastructure, legal and compliance costs of multiple international locations;
- terrorist activity, natural disasters and other catastrophic events;
- restrictions on the import and export of technologies or doing business with sanctioned countries, individuals and/or entities;
- difficulties in enforcing contracts and collecting accounts receivable;
- longer payment cycles;
- failure to meet quality standards for outsourced work;
- unfavorable tax rules;
- political and economic conditions in foreign countries, particularly in emerging markets;
- local regulations that could impact our data supply from foreign markets, including credit information laws, data localization and privacy and data protection laws such as the EU GDPR, UK GDPR, China DSL and PIPL;
- compliance with the "One China" policy;
- trade relations, such as with China;
- varying business practices in foreign countries;
- reduced protection for, or increased difficulty in enforcing, intellectual property rights;
- the presence and acceptance of varying level of business corruption in international markets; and
- foreign laws and regulatory requirements affecting our operations overseas, such as the United Kingdom Bribery Act 2010 and the FCPA.

As we continue to expand internationally, our success will partially depend on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks could have material adverse effect on our business, financial condition and results of operations.

Data security and integrity are critically important to our business, and cybersecurity incidents, including cyberattacks, breaches of security, unauthorized access to or disclosure of confidential information, business disruption, or the perception

that confidential information is not secure, could result in a material loss of business, regulatory enforcement, substantial legal liability and/or significant harm to our reputation.

We collect, store and transmit a large amount of confidential company information on over 500 million total businesses as of December 31, 2022, including financial information and personal information, as well as certain consumer information and credit information. We operate in an environment of significant risk of cybersecurity incidents resulting from unintentional events or deliberate attacks by third parties or insiders, which may involve exploiting highly obscure security vulnerabilities or sophisticated attack methods. These cyberattacks can take many forms, but they typically have one or more of the following objectives, among others:

- obtain unauthorized access to confidential information;
- manipulate or destroy data; or
- disrupt, sabotage or degrade service on our systems.

We have experienced and expect to continue to experience numerous attempts to access our computer systems, software, networks, data and other technology assets on a daily basis. The security and protection of our data is a top priority for us. We devote significant resources to maintain and regularly upgrade the wide array of physical, technical, operational, and contractual safeguards that we employ to provide security around the collection, storage, use, access and delivery of information we have in our possession. Despite our physical security, implementation of technical controls and contractual precautions to identify, detect and prevent the unauthorized access to and alteration and disclosure of our data, we cannot be certain that third party systems that have access to our systems will not be compromised or disrupted in the future, whether as a result of criminal conduct or other advanced, deliberate attacks by malicious actors, including hackers, nation states and criminals, breaches due to employee error or malfeasance, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. Due to the sensitive nature of the information we collect, store and transmit, it is not unusual for efforts to occur (coordinated or otherwise) by unauthorized persons to attempt to obtain access to our systems or data, or to inhibit our ability to deliver products or services to a consumer or a business client.

We must continually monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. The preventive actions we take to address cybersecurity risk, including protection of our systems and networks, may be insufficient to repel or mitigate the effects of cyberattacks as it may not always be possible to anticipate, detect or recognize threats to our systems, or to implement effective preventive measures against all cybersecurity risks. This is because, among other things:

- the techniques used in cyberattacks change frequently and may not be recognized until after the attacks have succeeded;
- cyberattacks can originate from a wide variety of sources, including sophisticated threat actors involved in organized crime, sponsored by nation-states, or linked to terrorist or hacktivist organizations; and
- third parties may seek to gain access to our systems either directly or using equipment or security passwords belonging to employees, clients, third-party service providers or other users.

Although we have not incurred material losses or liabilities to date as a result of any breaches, unauthorized disclosure, loss or corruption of our data or inability of our clients to access our systems, such events could disrupt our operations, subject us to substantial regulatory and legal proceedings and potential liability and fines, result in a material loss of business and/or significantly harm our reputation.

We may not be able to immediately address the consequences of a cybersecurity incident because a successful breach of our computer systems, software, networks or other technology assets could occur and persist for an extended period of time before being detected due to, among other things:

- the breadth and complexity of our operations and the high volume of transactions that we process;
- the large number of clients, counterparties and third-party service providers with which we do business;
- the proliferation and increasing sophistication of cyberattacks; and
- the possibility that a third party, after establishing a foothold on an internal network without being detected, might obtain access to other networks and systems.

The extent of a particular cybersecurity incident and the steps that we may need to take to investigate it may not be immediately clear, and it may take a significant amount of time before such an investigation can be completed and full and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the

extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, any or all of which could further increase the costs and consequences of a cybersecurity incident.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted breach notification and other requirements in the event that information subject to such laws is accessed by unauthorized persons and additional regulations regarding the use, access, accuracy and security of such data are possible. In the United States, we are subject to laws that provide for at least 50 disparate notification regimes. In Europe, we are subject to reporting breaches across the EU and other European markets in which we operate. With the recent adoption of new data compliance laws in China and the acquisition of Eyeota, we also are subject to additional notification regimes in Asia. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

If we are unable to protect our computer systems, software, networks, data and other technology assets it could have a material adverse effect on our business, financial condition and results of operations.

A failure in the integrity of our data or the systems upon which we rely could harm our brand and result in a loss of sales and an increase in legal claims.

The reliability of our solutions is dependent upon the integrity of the data in our global databases. We utilize single source providers in certain countries to support the needs of our clients globally and rely on members of our WWN to provide local data in certain countries. A failure in the integrity of our databases, or an inability to ensure that our usage of data is consistent with any terms or restrictions on such use, whether inadvertently or through the actions of a third party, could harm us by exposing us to client or third-party claims or by causing a loss of client confidence in our solutions. For example, we license data from third parties for inclusion in the data solutions that we sell to our clients, and while we have guidelines and quality control requirements in place, we do not have absolute control over such third parties' data collection and compliance practices. We may experience an increase in risks to the integrity of our databases as we acquire content through the acquisition of companies with existing databases that may not be of the same quality or integrity as our existing databases.

In addition, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering and other database technologies and the use of the internet as well as emergence of new technologies. These improvements, as well as changes in client preferences or regulatory requirements or transitions to non-traditional or free data sources or new technologies, may require changes in the technology used to gather and process our data and deliver our solutions. Further, we rely on third-party technology contractors that have extensive knowledge of our systems and database technologies. The loss of these third-party contractors could negatively affect our ability to maintain and improve our systems. Our success will depend, in part, upon our ability to:

- internally develop and implement new and competitive technologies;
- use leading third-party technologies and contractors effectively;
- respond to changing client needs and regulatory requirements, including being able to bring our new solutions to the market quickly; and
- transition clients and data sources successfully to new interfaces or other technologies.

We may not successfully implement new technologies, cause clients or data suppliers to implement compatible technologies or adapt our technology to evolving client, regulatory and competitive requirements. If we fail to respond, or fail to cause our clients or data suppliers to respond, to changes in technology, regulatory requirements or client preferences, the demand for our solutions, the delivery of our solutions or our market reputation could be adversely affected. Additionally, our failure to implement important updates or the loss of key third-party technology consultants could affect our ability to successfully meet the timeline for us to generate cost savings resulting from our investments in improved technology. Failure to achieve any of these objectives would impede our ability to deliver strong financial results.

Although we are continually evolving the systems upon which we rely to sustain delivery of our solutions, meet client demands and support the development of new solutions and technologies, certain of our existing infrastructure is comprised of complex legacy technology that requires time and investment to upgrade without disruption to the business. We have in the past been subject to client and third-party complaints and lawsuits regarding our data, which have occasionally been resolved by the payment of monetary damages. We have also licensed, and we may license in the future, proprietary rights to third parties. While we attempt to ensure that the quality of our brand is maintained by the third parties to whom we grant such licenses and by clients, they may take actions that could materially adversely affect the value of our proprietary rights or our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

If we experience system failures, personnel disruptions or capacity constraints, the delivery of our solutions to our clients could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or clients.

Our ability to provide reliable service largely depends on our ability to maintain the efficient and uninterrupted operation of our computer network, systems and data centers, some of which have been outsourced to third-party providers who are

increasingly reliant on cloud-based service providers to deliver their services. In addition, we generate a significant amount of our revenues through channels that are dependent on links to telecommunications providers. Our systems, personnel and operations could be exposed to damage or interruption from fire, natural disasters, power loss, war, terrorist acts, civil disobedience, telecommunication failures, computer viruses, DDoS attacks or human error. We may not have sufficient redundant operations to cover a loss or failure of our systems in a timely manner. Any significant interruption could have a material adverse effect on our business, financial condition and results of operations.

We could lose our access to data sources or ability to transfer data across the data system in markets where we operate, which could prevent us from continuing to provide our solutions or to develop new solutions in response to market opportunities.

Our solutions depend extensively upon continued access to and receipt of data from external sources, including data received from clients, strategic partners and various government and public records repositories. In some cases, we compete with our data providers. Our data providers could stop providing data, provide untimely data or increase the costs for their data for a variety of reasons, including a perception that our systems are unsecure as a result of a data security incidents, budgetary constraints, a desire to generate additional revenue or for regulatory or competitive reasons. For example, the ability of our data providers to process and analyze such data may be constrained by government mandates to work remotely. In 2021, following a 2020 ruling by the Court of Justice of the European Union in its Case 311/18 Data Protection Commission v Facebook Ireland and Maximillian Schrems (Schrems II), European regulators and the European Commission adopted prescriptive measures for assessing and demonstrating that all cross-border data transfers comply with the ruling. Additionally, in 2021, China adopted its own restrictions on cross-border data transfers under its new DSL and PIPL data compliance laws. Additional supplemental measures in China requiring prior authorization for certain data transfers as well as regulatory enforcement decisions and opinions were adopted in 2022. As a result of these developments and related regulatory decisions, we have become and may become subject to further increased restrictions or mandates on the collection, disclosure or use or transfer of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data or cannot be transferred out of the country where it has been collected. We may not be successful in maintaining our relationships with these external data source providers or be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we may not be able to obtain data from alternative sources if our current sources become unavailable. If we were to lose access to this external data or if our access or use were restricted or were to become less economical or desirable, our ability to provide solutions could be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, due to data transfer restrictions, existing and prospective clients may be reluctant to acquire or use data subject to these restrictions, which may impede our growth.

We use software vendors and network and cloud providers in our business and if they cannot deliver or perform as expected or if our relationships with them are terminated or otherwise change it could have a material adverse effect on our business, financial condition and results of operations.

Our ability to provide solutions to our clients requires that we work with certain third party providers, including software vendors and network and cloud providers, and depends on such third parties meeting our expectations in both timeliness, quality, quantity and economics. Our third party suppliers may be unable to meet such expectations due to a number of factors, including due to factors attributable to the COVID-19 global pandemic. We might incur significant additional liabilities if the services provided by these third parties do not meet our expectations, if they terminate or refuse to renew their relationships with us or if they were to offer their services to us on less advantageous terms. In addition, while there are backup systems in many of our operating facilities, we may experience an extended outage of network services supplied by these vendors or providers that could impair our ability to deliver our solutions, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on our relationships with key long-term clients, business partners and government contracts for a substantial part of our revenue, the diminution or termination of which could have a material adverse effect on our business, financial condition and results of operations.

We have long-standing relationships with a number of our clients, many of whom renew their contracts with us annually, which provides our clients with the opportunity to renegotiate their contracts with us, award more business to our competitors or utilize alternative data sources. We also provide our data and solutions to business partners who may combine them with their own and other brands and services and sell them to clients. Such business partners may terminate their agreements with us and compete with us by selling our data or solutions to our clients. We may not retain or renew existing agreements, maintain relationships with any of our clients or business partners on acceptable terms or at all, or collect amounts owed to us from insolvent clients or business partners.

Market competition, business requirements, financial condition and consolidation through mergers or acquisitions, could also adversely affect our ability to continue or expand our relationships with our clients and business partners. There has been, and we expect there will continue to be, merger, acquisition and consolidation activity among our clients. If our clients merge with, or are acquired by, other entities that are not our clients, or that use fewer of our solutions, our revenue may be adversely impacted. Industry consolidation could also affect the base of recurring transaction-based revenue if consolidated clients combine their operations under one contract, since most of our contracts provide for volume discounts. In addition, our existing

clients might leave certain geographic markets, which would no longer require them to purchase certain solutions from us and, consequently, we would generate less revenue than we currently expect.

Further, we derive a portion of our revenue from direct and indirect sales to U.S., state, local and foreign governments and their respective agencies and our competitors are increasingly targeting such governmental agencies as potential clients. Such government contracts are subject to various procurement or other laws and regulations, as well as contractual provisions, and violations could result in the imposition of various civil and criminal penalties, termination of contracts, forfeiture of profits, suspension of payments, or suspension of future government contracting. In addition, these entities may require license terms that we are unwilling to agree to (e.g., open data rights). As such, we may lose government clients to our competitors, our government contracts may be terminated or not be renewed or we may be suspended from government work or the ability to compete for new contracts.

The loss or diminution of one or more of our key clients, business partners or government contracts could have a material adverse effect on our business, financial condition and results of operations.

We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.

An important focus of our business is to identify business partners who can enhance our solutions and enable us to develop solutions that differentiate us from our competitors. We have entered into several alliance agreements or license agreements with respect to certain aspects of our datasets and solutions and may enter into similar agreements in the future. These arrangements may require us to restrict our use of certain of our solutions among certain client industries, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could have a material adverse effect on our business, financial condition or results of operations. Relationships with our alliance agreement partners may include risks due to incomplete information regarding the marketplace and commercial strategies of our partners, and our alliance agreements or other licensing agreements may be the subject of contractual disputes. If we or our alliance agreements' partners are not successful in maintaining or commercializing the alliance agreements' solutions, such commercial failure could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant strategy for our international expansion is to establish operations through strategic alliances or joint ventures, including through our WWN. These arrangements may not be successful and our relationships with our partners may not be mutually beneficial. For example, some of our WWN alliances may limit our ability to expand our international operations if one of our WWN alliances already covers a particular geography. In addition, the terms of such relationships may restrict us from doing business in certain territories other than through such alliances or ventures, and we may be restricted in our ability to terminate such arrangements quickly if they no longer prove beneficial to us. Moreover, our ownership in and control of our foreign investments may be limited by local law. If these relationships cannot be established or maintained, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to subscription and payment processing risk from our third-party vendors and any disruption to such processing systems could have a material adverse effect on our business, financial condition and results of operations.

We rely on a third-party subscription management platform to process the subscription plans and billing frequencies of our clients. In addition, we rely primarily on third parties for credit card payment processing services. If these third-party vendors were to experience an interruption, delay or outages in service and availability, we may be unable to process new and renewing subscriptions or credit card payments. Furthermore, if these third-party vendors experience a cybersecurity breach affecting data related to services provided to us, we could experience reputational damage or incur liability. Although alternative providers may be available to us, we may incur significant expense and research and development efforts to deploy any alternative providers. To the extent there are disruptions in our or third-party subscription and payment processing systems, we could experience revenue loss, accounting issues and harm to our reputation and client relationships, which could have a material adverse effect on our business, financial condition and results of operations.

Legal and Regulatory Risks

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices. We also rely on trade secrets and other forms of unpatented intellectual property that may be difficult to protect.

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology and solutions such as our proprietary software and databases. If we are unable to protect our intellectual property, including trade secrets and other unpatented intellectual property, our competitors could use our intellectual property to market and deliver similar solutions, decreasing the demand for our solutions. We rely on the patent, copyright, trademark, trade secret and other intellectual property laws of the United States and other countries, as well as contractual restrictions, such as nondisclosure agreements, to protect and control access to our proprietary intellectual property. These measures afford limited protection, however, in particular in regard to protection of databases, and may be inadequate. Moreover, much of the data contained in our

databases is not proprietary to us. We may be unable to prevent third parties from using our proprietary assets without our authorization or from breaching any contractual restrictions with us. Enforcing our rights could be costly, time-consuming, distracting and harmful to significant business relationships. Claims that a third party illegally obtained and is using trade secrets can be difficult to prove, and courts outside the United States may be less willing to protect trade secrets or other intellectual property rights. Additionally, others may independently develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect and control our proprietary assets may harm our business and reduce our ability to compete.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain solutions.

There has been substantial litigation in the United States regarding intellectual property rights in the information technology industry. We may face claims that we infringe on the intellectual property rights of third parties, including the intellectual property rights of third parties in other countries, which could result in a liability to us. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until 18 months following submission of the patent application, and we may not be aware of currently filed patent applications that relate to our solutions or processes. If patents are later issued on these applications, we may be liable for infringement. In the event that claims are asserted against us, we may be required to obtain licenses from third parties (if available on acceptable terms or at all). Any such claims, regardless of merit, could be time consuming and expensive to litigate or settle, divert the attention of management and materially disrupt the conduct of our business, and we may not prevail. Intellectual property infringement claims against us could subject us to liability for damages and restrict us from providing solutions or require changes to certain solutions. Although our policy is to obtain licenses or other rights where necessary, we may not have obtained all required licenses or rights. If a successful claim of infringement is brought against us and we fail to develop non-infringing solutions, or to obtain licenses on a timely and cost-effective basis, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various governmental regulations, laws and orders, including a 20-year consent order with the U.S. Federal Trade Commission (FTC) compliance with which may cause us to incur significant expenses or reduce the availability or effectiveness of our solutions, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities.

We are subject to various government regulations affecting our collection, processing, and sale of our data-driven solutions, such as the FTC Act and the CCPA, as amended by the CPRA, the Virginia Consumer Data Protection Act, as well as forthcoming laws in Colorado, Connecticut, and Utah in the United States, the GDPR and certain credit information laws and permits in the European Union, the Cyber Security Law, DSL, and PIPL in China and various other international, federal, state and local laws and regulations. See "Business—Regulatory Matters" for a description of select regulatory regimes to which we are subject. These laws and regulations, which generally are designed to protect information relating to individuals and small businesses, the data rights of individuals, and to prevent the unauthorized collection, access to and use of personal or confidential information available in the marketplace and prohibit certain deceptive and unfair acts, are complex and have tended to become more stringent over time. Further, these laws and regulations may change or be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that will materially and adversely affect our business. For example, several U.S. states have recently introduced and passed legislation to expand privacy rights, data protection requirements, and data security breach notification. New and amended data protection, privacy, credit, data security, and artificial intelligence legislation that may impact Dun & Bradstreet has also been proposed both in the U.S. and internationally. We already incur significant expenses in our attempt to ensure compliance with these laws.

As a result of the Bisnode acquisition we are subject to additional national data protection and credit laws as well as constitutional requirements that impose additional legal requirements and complexity related to data compliance obligations for the solutions we offer in those markets. There is pending GDPR-related litigation in Poland that may have an adverse impact on us.

On April 6, 2022, the U.S. Federal Trade Commission finalized approval of a Consent Order with us (the "FTC Order") primarily relating to our business credit managing and monitoring products. The FTC Order requires that we undertake specific compliance practices, recordkeeping, monitoring and reporting during its term, which ends on April 6, 2042.

Some of the new U.S. state laws are intended to provide consumers (including sole proprietors) with greater transparency and control over their personal data as well as to provide additional obligations and duties for businesses. For example, the California Privacy Rights Act ("CPRA"), which amended the CCPA, became effective January 1, 2023, and expands upon the CCPA. Additionally, the Virginia Consumer Data Protection Act ("CDPA"), which also became effective on January 1, 2023 and additional laws in Colorado, Connecticut, and Utah, which become effective in the second half of 2023, are expected to affect our business. These laws place requirements on a broad scope of data sales, which are likely to affect our business. Additionally, the duties and obligations for data handling, time sensitive privacy rights management, assessments, contracts, and similar requirements are expected to create more operational burdens on our business. We anticipate that additional state

and/or federal legislation in the U.S. will continue to be enacted, and that our operations will need to continue to evolve to accommodate unique considerations across jurisdictions.

The following legal and regulatory developments also could have a material adverse effect on our business, financial condition or results of operations:

- changes in cultural and consumer attitudes in favor of further restrictions on information collection use and transfer, which may lead to regulations that prevent full utilization of our solutions and impair our ability to transfer data cross-borders;
- failure of data suppliers, third party processors, or clients to comply with laws or regulations, where mutual compliance is required;
- failure of our solutions to comply with current laws and regulations; and
- failure to adapt our solutions to changes in the regulatory environment in an efficient, cost-effective manner. This would include the failure to adapt modifications to existing solutions, or new solutions created internally or acquired through mergers, to existing or evolving legal requirements.

Changes in applicable legislation or regulations that restrict or dictate how we collect, maintain, combine and disseminate information could have a material adverse effect on our business, financial condition or results of operations. In the future, we may be subject to significant additional expense to ensure continued compliance with applicable laws and regulations and to investigate, defend or remedy actual or alleged violations. Moreover, our compliance with privacy and other data laws and regulations and our reputation depend in part on our clients' and business partners' adherence to such laws and regulations and their use of our solutions in ways consistent with client expectations and regulatory requirements. Businesses today are under intense scrutiny to comply with an ever-expanding and evolving set of data regulatory requirements, which can vary by geography and industry served. As such, performing adequate diligence on clients and suppliers can be cumbersome and dampen the pace of their business expansion or leave a business exposed to fines and penalties. Further, certain of the laws and regulations governing our business are subject to interpretation by judges, juries and administrative entities, creating substantial uncertainty for our business. We cannot predict what effect the interpretation of existing or new laws or regulations may have on our business.

Current and future litigation, investigations or other actions against us could be costly and time consuming to defend.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, such as claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting, employment claims made by our current or former employees and regulatory investigations or other proceedings by state and federal regulators. We responded to a second civil investigative demand from the U.S. Federal Trade Commission ("FTC") that we received in September 2019 in relation to an investigation by the FTC into potential violations of Section 5 of the FTC Act, primarily concerning our credit managing and monitoring products, such as CreditBuilder. On February 23, 2021, the FTC staff provided us with a draft complaint and consent order outlining its allegations and the forms of relief sought, and advised that it had been given authority to engage in consent negotiations. Following consent negotiations, on September 21, 2021, we agreed to enter into an Agreement Containing Consent Order subject to acceptance by the FTC. This and other regulatory investigations may result in the assessment of fines for violations of laws or regulations or settlements resulting in a variety of remedies. On January 13, 2022, the FTC announced the proposed Order subject to a public comment period for 30 days from publication in the Federal Register. On April 6, 2022, the U.S. Federal Trade Commission finalized approval of a Consent Order with us (the "FTC Order") primarily relating to our business credit managing and monitoring products. See Note 9 "Contingencies" to the consolidated financial statements included in Item 8 of Part II of this Report.

We may incur material costs and expenses in connection with any investigations or claims, including but not limited to fines or penalties and legal costs, or be subject to other remedies, any of which could have a material adverse effect on our business, financial condition and results of operations. Insurance may not cover such investigations and claims, may not be sufficient for one or more such investigations and claims and may not continue to be available on terms acceptable to us. An investigation or claim brought against us that is uninsured or underinsured could result in unanticipated costs, management distraction or reputational harm, which could have a material adverse effect on our business, financial condition and results of operations.

If we experience changes in tax laws or adverse outcomes resulting from examination of our tax returns, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to federal, state and local income and other taxes in the United States and in foreign jurisdictions. From time to time U.S. federal, state, local and foreign governments make substantive changes to tax rules and the application thereof, which could result in materially different corporate taxes than would be incurred under existing tax law or interpretation and could adversely impact profitability. Governments have strengthened their efforts to increase revenues through changes in tax law, including laws regarding transfer pricing, economic presence and apportionment to determine the tax base.

Consequently, significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns and other tax authorities in the United States and in foreign jurisdictions. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes and reserves for other taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in tax laws, or challenges from tax authorities under existing tax laws could have a material adverse effect on our business, financial condition and results of operations.

Financial Risks

We have recorded a substantial amount of goodwill as a result of the Take-Private Transaction, and an economic downturn could cause the goodwill to become impaired, requiring write-downs that could have a material adverse effect on our business, financial condition, results of operations.

Goodwill recorded on our balance sheet was $3,431.3 million, or approximately 36% of our total assets, as of December 31, 2022. We are required to test goodwill and any other intangible assets with an indefinite life for possible impairment on an annual basis and on an interim basis if there are indicators of a possible impairment. We are also required to evaluate amortizable intangible assets and property, plant and equipment for impairment if there are indicators of a possible impairment.

There is significant judgment required in the analysis of a potential impairment of goodwill, identified intangible assets and property, plant and equipment. If, as a result of a general economic slowdown, deterioration in one or more of the markets in which we operate or impairment in our financial performance and/or future outlook, the estimated fair value of our long-lived assets decreases, we may determine that one or more of our long-lived assets is impaired. An impairment charge would be determined based on the estimated fair value of the assets and any such impairment charge could have a material adverse effect on our business, financial condition and results of operations.

Our pension plans are subject to financial market risks that could have a material adverse effect on our business, financial condition and results of operations.

We have significant pension plan assets and funding obligations. The performance of the financial and capital markets impacts our plan expenses and funding obligations. Decreases in market interest rates, decreases in the fair value of plan assets and investment losses on plan assets will increase our funding obligations, and could have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could have a material adverse effect on our financial condition and our ability to operate our business or react to changes in the economy or our industry, prevent us from fulfilling our obligations and could divert our cash flow from operations for debt payments.

We have a substantial amount of indebtedness, which requires significant interest and principal payments. As of December 31, 2022, we had $3,646.6 million in total indebtedness outstanding, consisting of borrowings from our revolving credit facility, term loan borrowings under our senior secured credit facilities ("Senior Secured Credit Facilities") and our senior secured and unsecured notes. In addition, subject to the limitations contained in the credit agreements governing our Senior Secured Credit Facilities and the indentures governing our unsecured notes, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions or for other purposes. If we do so, the risks related to our high level of debt could increase. This substantial amount of indebtedness could have important consequences to us, including the following:

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding indebtedness;
- our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions or other general corporate purposes may be impaired;
- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities and other purposes;
- we will be more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry will be more limited;
- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of indebtedness and the restrictive covenants in our credit agreements and indentures;
- our ability to borrow additional funds or to refinance indebtedness may be limited; and
- it may cause potential or existing clients or vendors to not contract with us due to concerns over our ability to meet our financial obligations.

For additional information on our indebtedness, see Note 6 to the consolidated financial statements.

Despite our indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness. Although the agreements governing our indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness that may be incurred in compliance with these restrictions could be substantial. Further, the restrictions in such agreements do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined in such debt instruments.

We may be unable to service our indebtedness.

Our ability to make scheduled payments on and to refinance our indebtedness, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business and other factors and reimbursement actions of governmental and commercial payors, all of which are beyond our control, including the availability of financing in the international banking and capital markets. Lower net revenues before provision for credit loss, or higher provision for uncollectibles, generally will reduce our cash flow. We may not generate sufficient cash flow from operations, realize anticipated cost savings and operating improvements or be able to borrow sufficient funds to service or refinance our indebtedness or fund our other liquidity needs.

If we are unable to meet our debt service obligations or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our indebtedness, which could cause us to default on our debt obligations and impair our liquidity. Our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

Moreover, in the event of a default, the holders of our indebtedness could elect to declare all the funds borrowed to be due and payable, together with accrued and unpaid interest, if any. The lenders under the revolving facility could also elect to terminate their commitments thereunder, cease making further loans, and institute foreclosure proceedings against their collateral, and we could be forced into bankruptcy or liquidation. If we breach our covenants under the credit facilities, we would be in default thereunder. The lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

The agreements governing our indebtedness impose significant operating and financial restrictions on us, which may restrict our ability to pursue our business strategies and capitalize on business opportunities.

The agreements governing our indebtedness each impose significant operating and financial restrictions on us. These restrictions limit the ability of certain of our subsidiaries to, among other things:

- incur or guarantee additional debt or issue disqualified stock or preferred stock;
- pay dividends and make other distributions on, or redeem or repurchase, capital stock;
- make certain investments;
- incur certain liens;
- enter into transactions with affiliates;
- merge or consolidate;
- enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuer or the guarantors;
- designate restricted subsidiaries as unrestricted subsidiaries; and
- transfer or sell assets.

As a result of these restrictions, we are limited as to how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness and/or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or cannot refinance these borrowings, it could have a material adverse effect on our business, financial condition and results of operations. For additional information on our indebtedness, see Note 6 to the consolidated financial statements.

A decline in our operating results or available cash could cause us to experience difficulties in complying with covenants contained in more than one agreement, which could result in bankruptcy or liquidation.

If we were to sustain a decline in our operating results or available cash, we could experience difficulties in complying with the financial covenant contained in our credit agreements. The failure to comply with such covenants could result in an event of default and by reason of cross-acceleration or cross-default provisions, other indebtedness may then become immediately due and payable. In addition, should an event of default occur, the lenders of such debt could elect to terminate their commitments thereunder, cease making loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may need to obtain waivers from the required lenders under our credit facilities to avoid being in default. If we breach our covenants under our credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Change in credit ratings, increases in interest rates, or volatility in the U.S. and global financial markets could impede access to, or increase the cost of, financing our operations and investments.

Our borrowing costs can be affected by short- and long-term debt ratings assigned by independent ratings agencies that are based, in part, on the Company's performance as measured by credit metrics such as leverage and interest coverage ratios. Any potential future downgrades could further increase our cost of borrowing and/or make it more difficult for us to obtain financing. In addition, increases in interest rates or volatility in U.S. and global financial markets could impact our access to, or increase the cost of, financing. Past disruptions in the U.S. and global credit and equity markets made it more difficult for many businesses to obtain financing on acceptable terms. These conditions tended to increase the cost of borrowing and if they recur, our cost of borrowing could increase and it may be more difficult to obtain financing for our operations or investments.

Risks Related to Our Company Structure

Certain of our executive officers and directors have or will have interests and positions that could present potential conflicts and demands on their time.

We are party to a variety of related party agreements and relationships with our Investor Consortium or their affiliates. Our Chief Executive Officer, Anthony M. Jabbour, served until May 16, 2022 as the Chairman and Chief Executive Officer of Black Knight, at which time he transitioned to the role of Executive Chairman of the board of Black Knight. In these roles, Mr. Jabbour may be required to devote a significant amount of time to Black Knight. Mr. Jabbour also serves as a member of the board of directors of Paysafe Limited. Three of our nine directors, including Messrs. Jabbour, Hagerty and Rao also serve on the board of directors of Black Knight. Mr. Foley serves as Chairman of the board of directors of Cannae and our director Richard N. Massey serves as Chief Executive Officer and a director of Cannae.

As a result of the foregoing, there may be circumstances where Mr. Jabbour, Mr. Foley and certain of our other directors may be subject to conflicts of interest with respect to, among other things: (i) our ongoing or future relationships with members or affiliates of the Investor Consortium, including any related party agreements; (ii) the quality, pricing and other terms associated with services that we provide to members or affiliates of the Investor Consortium, or that they provide to us, under related party agreements that we may have now or in the future; (iii) business opportunities arising for any of us, members or affiliates of the Investor Consortium; and (iv) conflicts of time with respect to matters potentially or actually involving or affecting us.

We have in place a code of conduct and ethics as well as a code of ethics for senior financial officers prescribing procedures for managing conflicts of interest. Our Chief Legal Officer and Audit Committee take responsibility for the review, approval or ratification of any potential conflicts of interest transactions involving our covered officers. Additionally, we expect that interested directors will abstain from decisions with respect to conflicts of interest as a matter of practice. However, there can be no assurance that such measures will be effective, that we will be able to resolve all potential conflicts or that the resolution of any such conflicts will be no less favorable to us than if we were dealing with an unaffiliated third party. See Note 19 to the consolidated financial statements for more information related to our related party relationships and transactions.

Future sales of our common stock in the public market could cause the market price of our common stock to decrease significantly.

Sales of substantial amounts of our common stock in the public may cause the market price of our common stock to decrease significantly.

As of February 17, 2023, our Investor Consortium collectively held 40.5% of our voting power of our common stock. We have entered into a registration rights agreement with our Investor Consortium. Under the registration rights agreement, our Investor Consortium has the right to demand that we register shares of common stock held by them under the Securities Act as well as piggyback registration rights that we include any such shares of common stock in any registration statement that we file with the SEC, subject to certain exceptions. If the shares of common stock held by our Investor Consortium are registered for

resale pursuant to the registration rights agreement, they will be freely tradeable when sold thereunder. In the event such registration rights are exercised and a large number of shares of our common stock are sold in the public market, such sales could reduce the trading price of our common stock.

Further, we have filed registration statements registering under the Securities Act 40,000,000 shares of common stock for issuance under our equity incentive plan and 3,000,000 shares of common stock for purchase under our employee stock purchase plan. As shares are registered, our share price could drop significantly if the holders of the newly registered shares sell them or are perceived by the market as intending to sell them. These sales, or the possibility that these sales may occur, might also make it more difficult for us to raise capital through the sale of equity securities at a time and at a price that we deem appropriate.

Our ability to pay dividends to our stockholders is restricted by applicable laws and regulations and requirements under the agreements governing our indebtedness.

Holders of our common stock are only entitled to receive such cash dividends as our board of directors, in its sole discretion, may declare out of funds legally available for such payments. On July 28, 2022, our board of directors formally declared the first quarterly cash dividend on our common stock since our initial public offering in the amount of $0.05 per share of common stock. Our current dividend policy anticipates the payment of quarterly dividends in the future. Our board of directors may change or eliminate the payment of future dividends to our common stockholders at its discretion, without notice to our stockholders.

We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay dividends on our common stock is dependent upon dividends and other distributions and transfers from our subsidiaries. The ability of our subsidiaries to pay dividends and make other distributions and transfers to us is restricted by the terms of the agreements governing our indebtedness and may be further restricted by any future indebtedness we incur. In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year. As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of future dividends on our common stock.

Members of the Investor Consortium are party to a letter agreement pursuant to which they have agreed for a period of three years to vote all of their shares as a group in all matters related to the election of directors, including to elect five individuals to our board of directors, and it is possible the interests of the Investor Consortium may conflict with the interests of our other shareholders.

Bilcar, THL, Cannae, Black Knight and CC Capital (or their applicable affiliates) collectively held 40.5% of the voting power of our common stock as of February 17, 2023. In connection with the IPO, this group entered into a letter agreement pursuant to which they (or their applicable affiliates) agreed to vote all of their shares as a group in all matters related to the election of directors, including to elect William P. Foley, II, Richard N. Massey, Thomas M. Hagerty, Ganesh B. Rao and Chinh E. Chu to our board of directors at each of the next shareholder meetings through the 2023 shareholder meeting at which such individuals are eligible for election. As a result, it is possible that the interests of the Investor Consortium may in some circumstances conflict with our interests and the interests of our other stockholders.

Our Investor Consortium can significantly influence our business and affairs and may have conflicts of interest with us in the future.

Our Investor Consortium collectively held 40.5% of the voting power of our common stock as of February 17, 2023. As a result, the members of the Investor Consortium have the ability to significantly influence any matter that requires the approval of stockholders, including the election of directors, mergers and takeover offers, regardless of whether others believe that approval of those matters is in our best interests.

In addition, the members of the Investor Consortium are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the members of the Investor Consortium may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as the Investor Consortium, or funds controlled by or associated with the Investor Consortium, continue to own a significant amount of the outstanding shares of our common stock, the Investor Consortium will continue to be able to strongly influence us. Our amended and restated certificate of incorporation provides that none of the members of the Investor Consortium or any of their affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law (the "DGCL"), could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management, or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

In addition, our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to 25,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price, or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, agents or other stockholders.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees, agents or stockholders to us or our stockholders, (iii) action asserting a claim arising under any provision of the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware, except for, as to each of (i) through (iv) above, any action as to which the Court of Chancery of the State of Delaware determines that there is an indispensable party not subject to the personal jurisdiction of the Court of Chancery of the State of Delaware (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery of the State of Delaware within ten (10) days following such determination), in which case the United States District Court for the District of Delaware or other state courts of the State of Delaware, as applicable, shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such claims. The federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act, the Exchange Act, or the rules and regulations promulgated thereunder. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any shares of our capital stock shall be deemed to have notice of and consented to the forum provision in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder's ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, or employees, which may discourage such lawsuits, make them more difficult or expensive to pursue, and result in outcomes that are less favorable to such stockholders than outcomes that may have been attainable in other jurisdictions. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.

General risks

Unfavorable global economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Our business is impacted by general economic conditions and trends in the United States and abroad, including the COVID-19 global pandemic. Our largest clients, and therefore our business and revenues, depend on favorable macroeconomic conditions and are impacted by the availability of credit, the level and volatility of interest rates, inflation and employment levels. In addition, a significant amount of our revenues are concentrated among certain clients and in distinct geographic regions, particularly in the United States. Our solutions are also concentrated by varying degrees across different industries, particularly financial services, technology, communications, government, retail, transportation and manufacturing. Our client base suffers when financial markets experience volatility, illiquidity and disruption, which has occurred in the past and could reoccur in the future. Accordingly, we may have difficulty collecting payment from some clients on a timely basis or at all, and we may see higher rates of bankruptcies, restructurings, dissolutions and similar events among our client base. The potential for increased and continuing disruptions going forward, present considerable risks to our business and revenue. Changes in the economy have resulted, and may continue to result in, fluctuations in volumes, pricing and operating margins for our solutions.

These types of disruptions could lead to a decline in client demand for our solutions and could have a material adverse effect on our business, financial condition and results of operations.

Economic conditions can also impair the ability of those with whom we do business to satisfy their obligations to us. In addition, an increase in price levels generally, such as with current inflation related to domestic and global supply chain issues, could adversely affect our revenues and, at the same time increase our costs.

We are a global company and exposed to geo-political conflicts and events, including the ongoing Russia/Ukraine conflict, which has resulted in increased economic uncertainty and could have significant negative effect on macro-economy and financial markets.

In February 2022, Russia invaded Ukraine. As a result, the U.S. and certain other countries have imposed sanctions on Russia that could continue to disrupt international commerce and the global economy. This has further exacerbated global economic uncertainty caused by COVID-19. We do not have operations or a material customer base in either country. Our exposure is primarily limited to our relationship with the Worldwide Network alliances in the region, which is immaterial. However, an escalation of the conflict or expansion of sanctions could further disrupt global supply chains, broaden inflationary costs, and have a material adverse effect on our customers, vendors and financial markets.

An outbreak of disease, global or localized health pandemic or epidemic or a similar public health threat, or the fear of such an event, could have a material adverse effect on our business, financial condition and results operations.

A significant outbreak of contagious diseases in the human population, such as the COVID-19 global pandemic, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could have an adverse effect on demand for our solutions and access to our data sources. Disruptions in the financial markets could limit the ability or willingness of our clients to extend credit to their customers or cause our clients to constrain budgets, which could adversely impact demand for our data and analytics solutions. Since the start of the COVID-19 global pandemic, the U.S. and other governments abroad have taken various protective measures, including enhanced screening, broad shelter-in-place orders and social distancing requirements, business closures, quarantine requirements and travel restrictions in connection with the COVID-19 global pandemic. In addition to governmental measures, companies, including Dun & Bradstreet, have imposed and may in the future impose, temporary precautionary measures intended to help minimize the risk of the virus to employees, customers and communities, including requiring that employees work remotely and restricting non-essential travel. Additionally, many businesses permanently reduced employee headcount and many others have permanently ceased operations as a result of the pandemic. Given the breadth of our data, the large number of countries the data is sourced from and system requirements necessary to process and analyze such data, many of our employees and employees of our partners have been and may continue to be limited or unable to effectively work remotely. Further, our employees travel frequently to maintain relationships with and sell our solutions to our clients. Mandates that employees work remotely, prolonged travel restrictions or general economic uncertainty could negatively impact our suppliers' ability to provide us with data and services, our ability to acquire new customers and expand our offerings within existing customers, our ability to deliver or market our solutions and client demand for our solutions. The extent of the impact of the COVID-19 global pandemic on our operational and financial performance will depend on future developments, including the duration and spread of COVID-19 variants, related travel advisories, business closures and quarantine or social distancing restrictions, the speed of recovery, the impact of any resurgence of the pandemic due to new variants and impacts to the global markets, all of which are highly uncertain and cannot be predicted. Preventing the effects from and responding to this market disruption or any other public health threat, related or otherwise, could further impact demand for our solutions and could have a material adverse effect on our business, financial condition and results of operations.

When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions are part of our growth strategy. We may acquire or make investments in businesses that offer new or complementary solutions and technologies. Acquisitions may not be completed on favorable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will include risks commonly encountered in acquisitions of businesses, including:

- failing to achieve the financial and strategic goals for the acquired business;
- paying more than fair market value for an acquired company or assets;
- failing to integrate the operations and personnel of the acquired businesses in an efficient and timely manner;
- disrupting our ongoing businesses;
- distracting management focus from our existing businesses;
- acquiring unanticipated liabilities;
- failing to retain key personnel;
- incurring the expense of an impairment of assets due to the failure to realize expected benefits;
- damaging relationships with employees, clients or strategic partners;

- diluting the share value of existing stockholders; and
- incurring additional debt or reducing available cash to service our existing debt.

Any divestitures will be accompanied by the risks commonly encountered in the sale of businesses, which may include:

- disrupting our ongoing businesses;
- reducing our revenues;
- losing key personnel;
- distracting management focus from our existing businesses;
- indemnification claims for breaches of representations and warranties in sale agreements;
- damaging relationships with employees and clients as a result of transferring a business to new owners; and
- failure to close a transaction due to conditions such as financing or regulatory approvals not being satisfied.

These risks could have a material adverse effect on our business, financial condition and results of operations, particularly if they occur in the context of a significant acquisition or divestiture. Acquisitions of businesses having a significant presence outside the United States will increase our exposure to the risks of conducting operations in international markets.

We are subject to losses from risks for which we do not insure.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits could have a material adverse effect on our business, financial condition and results of operations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case, to the fullest extent permitted by Delaware law. Pursuant to our amended and restated certificate of incorporation, our directors will not be liable to us or any stockholders for monetary damages for any breach of fiduciary duty, except (i) for acts that breach his or her duty of loyalty to the company or its stockholders, (ii) for acts or omissions without good faith or involving intentional misconduct or knowing violation of the law, (iii) pursuant to Section 174 of DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The bylaws also require us, if so requested, to advance expenses that such director or officer incurred in defending or investigating a threatened or pending action, suit or proceeding, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

We may not be able to attract and retain the skilled employees that we need to support our business.

Our success depends on our ability to attract and retain experienced management, sales, research and development, analytics, software engineers, data scientists, marketing and technical support personnel. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them and our business could be seriously harmed. If we are unable to find qualified successors to fill key positions as needed, our business could be seriously harmed. The complexity of our solutions requires trained client service and technical support personnel. We may not be able to hire and retain such qualified personnel at compensation levels consistent with our compensation structure. Some of our competitors may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expense replacing employees and our ability to provide quality solutions could diminish, which could have a material adverse effect on our business, financial condition and results of operations.

Our senior leadership team is critical to our continued success, and the loss of such personnel could have a material adverse effect on our business, financial condition and results of operations.

Our future success substantially depends on the continued service and performance of the members of our senior leadership team. These individuals possess business and technical capabilities that are difficult to replace. If we lose key members of our senior management operating team or are unable to effect smooth transitions from one executive to another as part of our succession plan, we may not be able to effectively manage our current operations or meet ongoing and future business challenges, and this could have a material adverse effect on our business, financial condition and results of operations.

Certain estimates of market opportunity, forecasts of market growth and our operating metrics included in this Form 10-K may prove to be inaccurate.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this Form 10-K relating to the size and expected growth of our target market may prove to be inaccurate. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this 10-K, see "Business—Our Market Opportunity."

The price of our common stock may be volatile and you could lose all or part of your investment.

Securities markets worldwide have experienced in the past, and are likely to experience in the future, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions could reduce the market price of our common stock, regardless of our results of operations. The trading price of our common stock is likely to be highly volatile and could be subject to wide price fluctuations in response to various factors, including, among other things, the risk factors described herein and other factors beyond our control. Factors affecting the trading price of our common stock could include:

- our operating performance and the performance of our competitors and fluctuations in our operating results;
- the public's reaction to our press releases, our other public announcements and our filings with the SEC;
- announcements by us or our competitors of new products, services, strategic investments or acquisitions;
- actual or anticipated variations in our or our competitors' operating results, and our and our competitors' growth rates;
- failure by us or our competitors to meet analysts' projections or guidance that we or our competitors may give the market;
- changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- the arrival or departure of key personnel;
- the number of shares to be publicly traded;
- future sales or issuances of our common stock, including sales or issuances by us, our officers or directors and our significant stockholders;
- general economic, market and political conditions (such as the effects of the recent COVID-19 global pandemic); and
- other developments affecting us, our industry or our competitors.

These and other factors may cause the market price and demand for shares of our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock sometimes have instituted securities class action litigation against the company that issued the stock. Securities litigation against us, regardless of the merits or outcome, could result in substantial costs and divert the time and attention of our management from our business, which could have a material adverse effect on our business, financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business or publish inaccurate or negative reports, our stock price could decline.

The trading market for our common stock may be influenced in part by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If one or more of these analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, publish inaccurate or unfavorable research about our business or cease coverage of our company, we could lose visibility in the financial markets, which in turn could cause our stock price and trading volume to decline.

As a public company, we may expend additional time and resources to comply with rules and regulations, and failure to comply with such rules may lead investors to lose confidence in our financial data.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), the Dodd-Frank Wall Street Reform and Consumer Protection Act and regulations of the NYSE. We have established and may establish in the future additional procedures and practices required as a public company. Establishing such procedures and practices may increase our legal, accounting and financial compliance costs, may make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company requirements, including compliance programs and investor relations, as well as our financial reporting obligations. As a result, we have and will continue to incur significant legal, accounting and other expenses that we did not previously incur to comply with these rules and regulations. Furthermore, the need to maintain the corporate infrastructure necessary for a public company may divert

some of management's attention from operating our business and implementing our strategy. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we may incur significant costs in order to comply with these requirements.

In particular, as a public company, our management is required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. In addition, commencing with this 10-K we are required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Effective February 11, 2022, our Board of Directors designated 5335 Gate Parkway, Jacksonville, Florida 32256, a property we purchased on June 30, 2021, as our principal executive office. As of December 31, 2022, we lease space in 49 locations, including Center Valley, Pennsylvania, Florham Park, New Jersey, Austin, Texas, Paddington, England and Dublin, Ireland. These locations are geographically distributed worldwide to meet sales and operating needs.

Item 3. Legal Proceedings

General

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, some of which include claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting and employment claims made by our current or former employees. From time to time, we also receive requests for information from various state and federal regulatory authorities, some of which may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies.

On a regular basis we accrue reserves for these claims based on our historical experience and our ability to reasonably estimate and ascertain the probability of any liability. See Note 9 "Contingencies", to the consolidated financial statements included in Item 8 of Part II of this Report, which is incorporated by reference into this Part I, Item 3.

Environmental Matter

In March of 2011, we received a Request for Information from the Environmental Protection Agency ("EPA"), regarding our former printing facility located along the Gowanus Canal. The facility was operated by us as a printing plant between 1914 and 1966, at which time we sold it. In 2010, the adjacent Gowanus Canal was identified by the EPA as a Superfund site under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA"), to be cleaned and restored. On September 30, 2013, the EPA issued its Record of Decision. The EPA's cost demand to all contributors seeks recovery in two phases, the Remedial Design phase and the implementation of the Remedial Action phase. On March 24, 2014, the EPA issued a Unilateral Administrative Order ("UAO") to 27 potentially responsible parties ("PRPs"), including us, directing the PRPs to perform work at the Gowanus Canal Superfund Site. D&B denied liability, reserved rights and indicated that we will cooperate with the EPA and comply with the UAO. Following an allocation proceeding for the Remedial Design portion of the work, in which certain PRPs participated, the allocator issued an allocation decision on February 28, 2019, in which we were allocated a 0.407% share of the cost of remediation. On April 11, 2019, the EPA issued another UAO to D&B and other PRPs for certain work. D&B again denied liability, reserved rights and indicated that we will cooperate with the EPA and comply with the UAO. On January 28, 2020, EPA issued a UAO to six PRPs ordering completion of Remedial Action for the upper portions of the Canal. D&B was not included in the UAO. On November 16, 2020, EPA issued a news release increasing the estimated cost of the overall cleanup plan for the Gowanus Canal to be over $1.5 billion. However, EPA did not provide information to support this cost estimate. We have accrued total liabilities of approximately $5.6 million in connection with the remediation through December 31, 2022, but the total cost or range of costs associated with this matter, including potential future costs related to natural resource damages, cannot be determined at this time.

Item 4. Mine Safety Disclosures
Not Applicable

Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Shares of our common stock are listed on the New York Stock Exchange ("NYSE") and trade under the symbol "DNB" since the initial public offering of our common stock on July 1, 2020. Prior to that time, there was no public market for our shares.

Holders of Record

As of February 17, 2023, the closing price of our common stock on the NYSE was $12.20 per share and we had 172 holders of record of our common stock. The actual number of shareholders is greater than this number of record holders, and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividends

On February 9, 2023, a quarterly cash dividend was declared in the amount of $0.05 per share on our common stock. The dividend is payable on March 16, 2023 to shareholders of record as of March 2, 2023. We expect to continue the payment of quarterly cash dividends in the future, but there can be no assurance that the Board of Directors will continue to declare them.

Use of Proceeds and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities

None

Issuer Purchases of Equity Securities

None

Within 120 days after the close of our fiscal year, we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Exchange Act, which will include information concerning securities authorized for issuance under our equity compensation plans and other matters required by Items 10 through 14 of Part III of this Report.

Cumulative Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of Dun and Bradstreet Holdings, Inc. under the Securities Act.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the S&P 500 Index, the Russell 1000 Index and the S&P North American Technology Sector Index. Dun and Bradstreet has added the S&P North American Technology Sector Index to provide further relevant comparisons. The graph assumes $100 was invested at the market close on July 1, 2020, which was the first day our common stock began trading on the NYSE. Data for the S&P 500 Index, the Russell 1000 Index and the S&P North American Technology Sector Index assume reinvestment of dividends. The offering price of our common stock in our IPO, which had a closing stock price of $25.35 on July 1, 2020, was $22.00 per share. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.



Comparison of Cumulative Total Return among Dun and Bradstreet Holdings Inc., S&P 500 Index, the Russell 1000 Index and the S&P North American Technology Sector Index

*$100 invested on July 1, 2020 in Dun & Bradstreet or each respective index, including reinvestment of dividends.

	07/01/2020	12/31/2020	06/30/2021	12/31/2021	06/30/2022	12/31/2022
Dun & Bradstreet Holdings, Inc.	$100	$98	$84	$81	$59	$49
S&P 500 Index	$100	$122	$140	$156	$125	$128
Russell 1000 Index	$100	$124	$142	$157	$124	$127
S&P North American Technology Sector	$100	$124	$144	$157	$107	$102

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations, financial condition and cash flows of Dun & Bradstreet Holdings, Inc. MD&A is provided as a supplement to, and should be read in conjunction with our audited consolidated financial statements and accompanying notes thereto included elsewhere herein. Unless otherwise noted, all dollar amounts in

tables are in millions. This Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements. See "Forward-Looking Statements" and "Item 1A.—Risk Factors" for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results may differ materially from those contained in any forward-looking statements.

Overview

Dun & Bradstreet is a leading global provider of business decisioning data and analytics. Our mission is to deliver a global network of trust, enabling clients to transform uncertainty into confidence, risk into opportunity and potential into prosperity. Clients embed our trusted, end-to-end solutions into their daily workflows to inform commercial credit decisions, confirm suppliers are financially viable and compliant with laws and regulations, enhance salesforce productivity and gain visibility into key markets. Our solutions support our clients' mission critical business operations by providing proprietary and curated data and analytics to help drive informed decisions and improved outcomes.

Leveraging our category-defining commercial credit data and analytics, our Finance & Risk solutions are used in the critical decisioning processes of finance, risk, compliance and procurement departments worldwide. We are a market leader in commercial credit decisioning, with many of the top businesses in the world utilizing our solutions to make informed decisions when considering extending business loans and trade credit. We are also a leading provider of data and analytics to businesses looking to analyze supplier relationships and more effectively collect outstanding receivables. We believe our proprietary Paydex score, a numerical indicator based on promptness of a business's payments to its suppliers and vendors, is widely relied upon as an important measure of credit health for businesses. We are well positioned to provide accessible and actionable insights and analytics that mitigate risk and uncertainty, and ultimately protect and drive increased profitability for our clients.

Our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or "alternative," data to assist clients in optimizing their sales and marketing strategy by cleansing customer relationship management ("CRM") data and narrowing their focus and efforts on the highest probability prospects. As global competition continues to intensify, businesses need assistance with focusing their sales pipelines into a condensed list so that they can have their best sellers target the highest probability return accounts. We provide invaluable insights into businesses that can help our clients grow their businesses in a more efficient and effective manner.

We leverage these differentiated capabilities to serve a broad set of clients across multiple industries and geographies. As of December 31, 2022, we have a global client base of more than 240,000, including some of the largest companies in the world. Covering nearly all industry verticals, including financial services, technology, communications, government, retail, transportation and manufacturing, our data and analytics support a wide range of use cases. In terms of our geographic footprint, we have an industry-leading presence in North America, a growing presence in the United Kingdom and Ireland ("UK"), Nordics (Sweden, Norway, Denmark and Finland), DACH (Germany, Austria and Switzerland) and CE (Central and Eastern Europe) regions ("Europe"), Greater China and India through our majority or wholly-owned subsidiaries and a broader global presence through our Worldwide Network alliances ("WWN alliances").

We believe that we have an attractive business model that is underpinned by highly recurring, diversified revenue, significant operating leverage, low capital requirements and strong free cash flow. The proprietary and embedded nature of our data and analytics solutions and the integral role that we play in our clients' decision-making processes have historically translated into high client retention and revenue visibility. We also benefit from strong operating leverage given our centralized database and solutions, which allow us to generate strong contribution margins and free cash flow.

Segments

Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.

We manage our business and report our financial results through the following two segments:

• North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

• International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the UK, Europe, Greater China, India and indirectly through our WWN alliances.

Factors Affecting our Results of Operations

Economic Conditions

Our business is impacted by general economic conditions and exposed to global market volatility and uncertainties, such as inflation, rising interest rates and foreign currency fluctuation. Since the start of 2022, the U.S. dollar has gained significantly due to macro drivers. Approximately 30% of our revenues are generated from non-U.S. markets. A strengthening U.S. dollar against certain currencies of markets where we operate, in particular, the Euro, British Pound and SEK, has negatively impacted our U.S. dollar reported revenue in 2022. See further discussion within the revenue section of MD&A. Inflation has been widespread globally in 2022 as central banks across the world raised interest rates significantly in an effort to tame inflation. The condition is expected to continue in 2023, although at a slower speed. The ongoing inflationary environment could negatively impact our clients' business performance due to slowing customer spending, and consequently lower demand for our Sales & Marketing solutions.

In addition, in a challenging macroeconomic environment, the probability of businesses, including the businesses of our clients, becoming insolvent increases. Disruptions in the financial markets could limit the ability or willingness of our clients to extend credit to their customers or cause our clients to constrain budgets, which could adversely impact demand for our data and analytics solutions.

We are also exposed to macroeconomic pressure as a result of geopolitical conflicts and the lingering COVID-19 pandemic. In our continued response to the COVID-19 pandemic, we implemented operational changes to ensure the safety of our workforce and to ensure that we continue to serve our clients. We have adopted a distributed workforce model which has been successful and has not significantly affected our operations.

Our exposure as a result of the Russia/Ukraine conflicts and the sanctions imposed by global governments on Russia, is limited to our relationship with the WWN alliance in the region, which is immaterial. However, an escalation of the conflict or expansion of sanctions could further disrupt global supply chains, broaden inflationary costs, and have a material adverse effect on our customers, vendors and financial markets.

Regulatory Requirements

In recent years, there has been an increased legislative and regulatory focus on data privacy practices. As a result, federal and state governments have enacted various new laws, rules and regulations. One example of such legislation is the California Consumer Privacy Act of 2018 ("CCPA") and the California Privacy Rights Act ("CPRA") and similar laws in other U.S. states, such as Colorado, Connecticut, Utah, and Virginia. These laws apply to certain businesses that collect personal information from residents in those states, and bestow broad data subject rights on individuals similar to data subject rights under GDPR and other laws in Europe. We are also subject to data protection and privacy laws and regulations in countries outside of the U.S. where we conduct business, including recently adopted and amended laws in Europe, Canada, and China. See "Business—Regulatory Matters" in Item 1.

Recent Developments

The following developments impact the year-over-year comparability of our results of operations, balance sheet and cash flows:

Accounts Receivable Facility

In September 2022, the Company entered into a three-year revolving securitization facility agreement to transfer trade receivables of one of our U.S. subsidiaries through our bankruptcy-remote subsidiary to a third party financial institution on a recurring basis in exchange for cash equal to the gross receivables transferred. The facility initially had monthly drawing limits ranging from $160 million to $215 million, and was subsequently modified to $170 million to $215 million in December 2022. During the year ended December 31, 2022, the Company received a net cash benefit of $183.1 million related to the facility. See Note 7 to the consolidated financial statements for further discussion.

Purchase of Non-Controlling Equity Interest

On November 1, 2022, we purchased the non-controlling equity interest ("NCI") of our China operations from a third-party entity for RMB 815.4 million, of which RMB 169.1 million, or $23.2 million was paid in November 2022. The remaining balance of approximately $94 million is expected to be paid within one year and is reported within "Other accrued and current liabilities" as of December 31, 2022. The transaction was accounted for as an equity transaction among shareholders, and accordingly, no gain or loss was recognized in consolidated net income or comprehensive income. See Note 17 to the consolidated financial statements for detailed discussion.

Business Acquisitions

On November 15, 2021, we acquired 100% of the outstanding ownership interests in NetWise Data LLC ("NetWise"), a provider of business to business and business to consumer identity graph and audience targeting data. The results of NetWise have been included in our North America segment from the date of the acquisition.

On November 5, 2021, we acquired 100% of the outstanding ownership interests in Eyeota Holdings Pte Ltd ("Eyeota"), a global online and offline data onboarding and transformation company. The results of Eyeota have been included in our North America segment from the date of the acquisition.

On January 8, 2021, we acquired 100% ownership of Bisnode Information Group AB ("Bisnode"). Bisnode is a leading European data and analytics firm and long-standing member of the Dun & Bradstreet WWN alliances. The acquisition increases our client base, and expands and enhances our constantly expanding business database, known as our "Data Cloud". The results of Bisnode have been included in our International segment from the date of the acquisition.

Debt Refinancing

On January 18, 2022, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility, to establish Incremental Term Loans in an aggregate principal amount of $460 million. We used the proceeds of such Incremental Term Loans to redeem our outstanding $420 million in aggregate principal amount of our 6.875% Senior Secured Notes due 2026 and pay related fees, costs, premiums and expenses. See Note 6 to the consolidated financial statements for further discussion.

On December 20, 2021, we issued $460 million in aggregate principal amount of 5.000% Senior Unsecured Notes due December 15, 2029. The proceeds from the Senior Unsecured Notes and cash on hand were used to fund the full redemption of the $450 million in aggregate principal amount of our 10.250% Senior Unsecured Notes due 2027, inclusive of an early redemption premium of $29.5 million. As a result of the redemption, we recorded a total expense of $41.8 million related to the debt extinguishment within "Non-operating income (expense)-net" for the year ended December 31, 2021.

Real Estate Acquisition

On June 30, 2021, we completed the purchase of an office building in Jacksonville, Florida for our new global headquarters, with a purchase price of $76.6 million, paid in cash. The relocation of the headquarters is part of our strategic investment.

Recently Issued Accounting Standards

See Note 3 to the consolidated financial statements for disclosure of the impact that recent accounting pronouncements may have on the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements and accounting for the underlying transactions and balances reflected therein, we have applied the significant accounting policies described in Note 2 to the consolidated financial statements. Of those policies, we consider the policies described below to be critical because they are both most important to the portrayal of our financial condition and results, and they require management's subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

If actual results in a given period ultimately differ from previous estimates, the actual results could have a material impact on such period.

Revenue Recognition

We recognize revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC 606"). Application of the various accounting principles related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, complex arrangements with non-standard terms and conditions may require significant contract interpretation to determine the appropriate accounting, including whether multiple goods and services in the contract are each separate performance obligations. Other judgments include determining whether we are acting as the principal in a transaction, primarily as it relates to transactions with alliances and partners, and whether separate contracts with the same client entered into at or about the same

time should be combined into a single contract. We also use judgment to assess whether it is probable we will collect the consideration to which we will be entitled in exchange for the goods or services transferred. We base our judgment on the client's ability and intention to pay that amount of consideration when it falls due which includes an assessment of their historical payment experience, credit risk indicators and the market and economic conditions affecting the client.

We allocate the transaction price to each performance obligation deliverable based on the relative standalone selling price basis. When the standalone selling price is not directly observable from actual standalone sales, we estimate a standalone selling price making maximum use of any observable data and estimates of what a client in the market would be willing to pay for those goods or services.

Pension and Postretirement Benefit Obligations

Our defined-benefit pension plans are accounted for on an actuarial basis, which requires the selection of various assumptions. For each plan, the most significant assumptions include an expected long-term rate of return on plan assets, a discount rate, mortality rates of participants and expectation of mortality improvement.

The expected long-term rate of return on the plan assets that is utilized in determining pension expense is derived based on target asset allocation as well as expected returns on asset categories of plan investments. For the U.S. Qualified Plan, our most significant pension obligation, the long-term rate of return assumption was 5.50%, 6.00% and 6.50% for 2022, 2021 and 2020, respectively. For 2023, we will use a long-term rate of return of 5.40%. The 5.40% assumption represents our best estimate of the expected long-term future investment performance of the U.S. Qualified Plan, after considering expectations for future capital market returns and the plan's asset allocation. As of December 31, 2022, the U.S. Qualified Plan was 42% invested in return-seeking assets and 58% invested in liability-hedging assets.

Another key assumption is the discount rate, which is used to measure the present value of pension plan obligations and postretirement health care obligations. The discount rates are derived using a yield curve approach which matches projected plan benefit payment streams with bond portfolios, reflecting actual liability duration unique to our plans. We use the spot rate approach to measure service and interest cost components of net periodic benefit costs by applying the specific spot rates along that yield curve to the plans' liability cash flows. We believe this approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.

Mortality assumptions are used to estimate life expectancy of plan participants, determining projected pension obligations and the period over which retirement plan benefits are expected to be paid. For our U.S. plans mortality assumptions, we used PRI 2012 mortality table ("PRI-2012") at December 31, 2022 and 2021, together with mortality improvement projection scales MP-2021. The mortality improvement projection scale for the December 31, 2022 remeasurement was adjusted for COVID-19 factors, which resulted in a reduction of the projected benefit obligations for the U.S. plan of approximately $10 million. At December 31, 2021, the adoption of the updated mortality improvement scale MP-2021 resulted in a reduction of the projected benefit obligations for the U.S. plans of approximately $5 million.

Changes in the above key assumptions for our global pension plans would have the following effects to our pension obligations at December 31, 2022 (In millions):

| | Long-Term Rate of Return 25 Basis Points | | | | Discount Rate 25 Basis Points | | | |
	Increase		Decrease		Increase		Decrease	
Increase (decrease) in pension cost	$	(3.6)	$	3.6	$	0.7	$	(1.3)
Increase (decrease) in pension obligation	$	—	$	—	$	(33.9)	$	35.4

We believe that the assumptions used are appropriate, though changes in these assumptions would affect our pension and other postretirement obligations and benefit costs.

See Note 11 to the consolidated financial statements for more information regarding costs of, and assumptions for, our pension and postretirement benefit obligations and costs.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment at least annually at December 31 and more often if an event occurs or circumstances change which indicate it is more likely than not that fair value is less than carrying amount. If a qualitative assessment identifies that it is more likely than not that the carrying value of a

reporting unit or an indefinite-lived intangible asset exceeds its estimated fair value, an additional quantitative evaluation is performed. The annual impairment tests of goodwill and indefinite-lived intangible assets may be completed through qualitative assessments. We may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for goodwill or indefinite-lived intangible assets in any period. We may resume the qualitative assessment for any reporting unit or indefinite-lived intangible asset in any subsequent period.

Goodwill

As of December 31, 2022 and 2021, our consolidated balance sheet included goodwill of $3,431.3 million and $3,493.3 million, respectively. We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and the U.K., Europe, Greater China, India and our WWN alliances within the International segment.

For the qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact on the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting unit specific factors such as changes in key personnel, strategy, customers or competition. In addition we assess whether the market value of the Company compared to the book amounts are indicative of an impairment.

For quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted as necessary for non-recurring items, for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (i.e., recent divestitures or acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we use the discounted cash flow method to estimate the fair value of a reporting unit. The projected cash flows are based on management's most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditure projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management. When applicable, as a reasonableness check, we reconcile the estimated fair values derived in the valuations for the total Company based on the individual reporting units to our total enterprise value (calculated by multiplying the closing price of our common stock by the number of shares outstanding at that time, adjusted for the value of our debt).

Our determination of EBITDA multiples and projected cash flows are sensitive to the risk of future variances due to market conditions as well as business unit execution risks. Management assesses the relevance and reliability of the multiples and projected cash flows by considering factors unique to its reporting units, including recent operating results, business plans, economic projections, anticipated future cash flows, recent market transactions involving comparable businesses and other data. EBITDA multiples and projected cash flows can also be significantly impacted by the future growth opportunities for the reporting unit as well as for the Company itself, general market and geographic sentiment and pending or recently completed merger transactions.

Consequently, if future results fall below our forward-looking projections for an extended period of time, the results of future impairment tests could indicate that impairment exists. Although we believe the multiples of EBITDA in our market approach and the projected cash flows in our income approach are reasonable assumptions about our business, a significant increase in competition or reduction in our competitive capabilities could have a significant adverse impact on our ability to retain market share and thus on the projected values for our reporting units.

An impairment charge is recorded if a reporting unit's carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating expense in the period that the impairment is identified.

For 2022, 2021 and 2020, we performed qualitative tests for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired.

Indefinite-Lived Intangible Assets

Under the qualitative approach, we perform impairment tests for indefinite-lived intangible assets based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. If we elect to bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more likely than not that the estimated carrying amount of such asset exceeds its fair value, we proceed to a quantitative approach.

Under the quantitative approach, we estimate the fair value of the indefinite-lived intangible asset and compare it to its carrying value. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined primarily using income approach based on the expected present value of the projected cash flows of the assets.

Our indefinite-lived intangible assets primarily include Dun & Bradstreet trade name which was recognized in connection with the Take-Private Transaction. As a result of the impairment tests performed using quantitative approach, no impairment charges for indefinite-lived intangible assets have been recognized for the years ended December 31, 2022, 2021 and 2020.

Fair Value Measurements

Assets and liabilities are subject to fair value measurements in certain circumstances, including purchase accounting applied to assets and liabilities acquired in a business combination and long-lived assets that are written down to fair value when they are impaired. We use the acquisition method of accounting for all business combinations. This method requires us to allocate the cost of the acquisition to the assets acquired and the liabilities assumed based on the estimates of fair value for such items, including intangible assets and technology acquired. The excess of the purchase consideration over the fair value of assets acquired and liabilities assumed is recorded as goodwill. A fair value measurement is determined as the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often requires us to make significant estimates and assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to the asset or liability being valued. Other significant assumptions include projecting our future cash flows related to revenues and expenses based on our business plans and outlook which can be significantly impacted by our future growth opportunities, general market environment and geographic sentiment. We may use third-party valuation consultants to assist in the determination of such estimates. See Notes 11, 12, 14 and 16 to the consolidated financial statements for further information on fair value measurements and acquisitions.

Income Taxes

As of December 31, 2022 and 2021, our consolidated balance sheet included non-current deferred tax liabilities of $1,023.7 million and $1,207.2 million, respectively. We are subject to income taxes in the United States and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, as applicable, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances in certain jurisdictions that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material adverse effect on our financial condition, results of operations or cash flows.

Key Components of Results of Operations

Revenue

We generate our North America and International segment revenue primarily through subscription-based contractual arrangements that we enter into with clients to provide data, analytics and analytics-related services either individually, or as part of an integrated offering of multiple services. These arrangements occasionally include offerings from more than one business unit to the same client.

• We provide Finance & Risk solutions that offer clients access to our most complete and up-to-date global information, comprehensive monitoring and portfolio analysis. We also provide various business information reports that are consumed in a transactional manner across multiple platforms. Clients also use our services to manage supply chain risks and comply with anti-money laundering and global anti-bribery and corruption regulations.

• We generate our Sales & Marketing solutions revenue by providing sophisticated analytics and solutions to help our clients increase revenue from new and existing businesses, enabling B2B sales and marketing professionals to accelerate sales, enhance go-to-market activity, engage clients in a meaningful way, close business faster and improve efficiency in advertising campaigns.

Expenses

Cost of Services (exclusive of depreciation and amortization)

Cost of services (exclusive of depreciation and amortization). We define cost of services as those expenses that are directly related to producing our products, services and solutions. These expenses primarily include data acquisition and royalty fees, costs related to our databases, service fulfillment costs, call center and technology support costs, hardware and software maintenance costs, telecommunication expenses, personnel-related costs associated with these functions and occupancy costs associated with the facilities where these functions are performed.

Selling and Administrative Expenses

Selling and administrative expenses primarily include personnel-related costs for sales, administrative and corporate management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions.

Depreciation and Amortization

Depreciation and amortization expenses consist of depreciation related to investments in property, plant and equipment, as well as amortization of purchased and developed software and other intangible assets, principally database and client relationships recognized in connection with the Take-Private Transaction in February 2019 and acquisitions, primarily the Bisnode acquisition completed on January 8, 2021.

Non-Operating Income and (Expense) - Net

Non-operating income and (expense) - net includes interest expense, interest income, costs associated with early debt repayments, dividends from cost-method investments, gains and losses from divestitures, mark-to-market expense related to certain derivatives, and other non-operating income and expenses.

Provision for Income Tax Expense (Benefit)

Provision for income tax expense (benefit) represents international, U.S. federal, state and local income taxes based on income in multiple jurisdictions for our corporate subsidiaries.

Key Metrics

In addition to reporting GAAP results, we evaluate performance and report our results on the non-GAAP financial measures discussed below. We believe that the presentation of these non-GAAP measures provides useful information to investors and rating agencies regarding our results, operating trends and performance between periods. These non-GAAP financial measures include adjusted revenue, organic revenue, adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), adjusted EBITDA margin, adjusted net income and adjusted net earnings per diluted share. Adjusted results are non-GAAP measures that adjust for the impact due to certain acquisition and divestiture related revenue and expenses, such as costs for banker fees, legal fees, due diligence, retention payments and contingent consideration adjustments, restructuring charges, equity-based compensation, and other non-core gains and charges that are not in the normal course of our business, such as costs associated with early debt redemptions, gains and losses on sales of businesses, impairment charges, the effect of significant changes in tax laws and material tax and legal settlements. We exclude amortization of recognized intangible assets resulting from the application of purchase accounting because it is non-cash and not indicative of our ongoing and underlying operating performance. Recognized intangible assets arise from acquisitions, primarily the Take-Private Transaction. We believe that recognized intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable operating cycle. Unlike other depreciating assets, such as

developed and purchased software licenses or property and equipment, there is no replacement cost once these recognized intangible assets expire and the assets are not replaced. Additionally, our costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in our operating costs as personnel, data fee, facilities, overhead and similar items. Management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. Amortization of recognized intangible assets will recur in future periods until such assets have been fully amortized. In addition, we isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both after and before the effects of foreign exchange rate changes. The change in revenue performance attributable to foreign currency rates is determined by converting both our prior and current periods' foreign currency revenue by a constant rate. As a result, we monitor our adjusted revenue growth both after and before the effects of foreign exchange rate changes. We believe that these supplemental non-GAAP financial measures provide management and other users with additional meaningful financial information that should be considered when assessing our ongoing performance and comparability of our operating results from period to period. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the factors management uses in planning for and forecasting future periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to our reported results prepared in accordance with GAAP.

Our non-GAAP or adjusted financial measures reflect adjustments based on the following items, as well as the related income tax.

Adjusted Revenue

We define adjusted revenue as revenue to include a revenue adjustment due to the timing of the completion of the Bisnode acquisition. Management uses this measure to evaluate ongoing performance of the business period over period. In addition, we isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both after and before the effects of foreign exchange rate changes. The change in revenue performance attributable to foreign currency rates is determined by converting both our prior and current periods' foreign currency revenue by a constant rate.

Organic Revenue

We define organic revenue as adjusted revenue before the effect of foreign exchange excluding revenue from acquired businesses for the first twelve months. In addition, organic revenue excludes current and prior year revenue associated with divested businesses. We believe the organic measure provides investors and analysts with useful supplemental information regarding the Company's underlying revenue trends by excluding the impact of acquisitions and divestitures. Revenue from acquired businesses is primarily related to the acquisitions of Eyeota Holdings Pte Ltd ("Eyeota") and NetWise Data, LLC ("NetWise") in the fourth quarter of 2021. See Note 16 to the consolidated financial statements included within this Form 10-K. Revenue from divested businesses is related to the business-to-consumer business in Germany that was sold during the second quarter of 2022.

Adjusted EBITDA and Adjusted EBITDA Margin

We define adjusted EBITDA as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. excluding the following items:

- depreciation and amortization;

- interest expense and income;

- income tax benefit or provision;

- other non-operating expenses or income;

- equity in net income of affiliates;

- net income attributable to non-controlling interests;

- equity-based compensation;

- restructuring charges;

- merger, acquisition and divestiture-related operating costs;

- transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program; and

- other adjustments primarily related to non-cash charges and gains, including impairment charges and adjustments as the result of the application of purchase accounting mainly related to the deferred commission cost amortization associated with the Take-Private Transaction and revenue adjustment associated with the Bisnode acquisition. In addition, other adjustments also include non-recurring charges such as legal expense associated with significant legal and regulatory matters.

We calculate adjusted EBITDA margin by dividing adjusted EBITDA by adjusted revenue.

Adjusted Net Income

We define adjusted net income as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. adjusted for the following items:

- incremental amortization resulting from the application of purchase accounting. We exclude amortization of recognized intangible assets resulting from the application of purchase accounting because it is non-cash and is not indicative of our ongoing and underlying operating performance. The Company believes that recognized intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable operating cycle. Unlike other depreciating assets, such as developed and purchased software licenses or property and equipment, there is no replacement cost once these recognized intangible assets expire and the assets are not replaced. Additionally, the Company's costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Company's operating costs as personnel, data fee, facilities, overhead and similar items;

- equity-based compensation;

- restructuring charges;

- merger, acquisition and divestiture-related operating costs;

- transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program;

- merger, acquisition and divestiture-related non-operating costs;

- debt refinancing and extinguishment costs;

- non-recurring pension charges;

- other adjustments primarily related to non-cash charges and gains, including impairment charges and adjustments as the result of the application of purchase accounting mainly related to the deferred commission cost amortization associated with the Take-Private Transaction and revenue adjustment associated with the Bisnode acquisition. In addition, other adjustments also include non-recurring charges such as legal expense associated with significant legal and regulatory matters.

- tax effect of the non-GAAP adjustments; and

- other tax effect adjustments related to the tax impact of statutory tax rate changes on deferred taxes, the enactment of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") and other discrete items.

Adjusted Net Earnings Per Diluted Share

We calculate adjusted net earnings per diluted share by dividing adjusted net income (loss) by the weighted average number of common shares outstanding for the period plus the dilutive effect of common shares potentially issuable in connection with awards outstanding under our stock incentive plan.

Results of Operations

This section of this Form 10-K generally discusses year ended December 31, 2022 and 2021 financial results and year-over-year comparisons between these years. Discussions related to the year ended December 31, 2020 financial results and year-over-year comparisons between the years ended December 31, 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

GAAP Results

The following table sets forth our historical results of operations for the periods indicated below (In millions):

	Year Ended December 31,	
	2022	**2021**
Revenue	$ 2,224.6	$ 2,165.6
Cost of services (exclusive of depreciation and amortization)	721.4	664.3
Selling and administrative expenses	745.6	714.7
Depreciation and amortization	587.2	615.9
Restructuring charge	20.5	25.1
Operating costs	2,074.7	2,020.0
Operating income (loss)	149.9	145.6
Interest income	2.2	0.7
Interest expense	(193.2)	(206.4)
Other income (expense) - net	13.9	14.9
Non-operating income (expense) - net	(177.1)	(190.8)
Income (loss) before provision (benefit) for income taxes and equity in net income of affiliates	(27.2)	(45.2)
Less: provision (benefit) provision for income taxes	(28.8)	23.4
Equity in net income of affiliates	2.5	2.7
Net income (loss)	4.1	(65.9)
Less: net (income) loss attributable to the non-controlling interest	(6.4)	(5.8)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (2.3)	$ (71.7)
Net income (loss) margin [1]	(0.1)%	(3.3)%

(1)   Net income (loss) margin is defined as Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. divided by Revenue.

Key Performance Measures

Management, including our Chief Operating Decision Makers, evaluates the financial performance of our businesses based on a variety of key indicators. These indicators include the non-GAAP measures adjusted revenue, organic revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and adjusted net earnings per diluted share. Adjusted results are non-GAAP measures that adjust for the impact due to certain acquisition and divestiture related revenue and expenses, such as costs for banker fees, legal fees, due diligence, retention payments and contingent consideration adjustments, restructuring charges, equity-based compensation, and other non-core gains and charges that are not in the normal course of our business, such as costs associated with early debt redemptions, gains and losses on sales of businesses, impairment charges, the effect of significant changes in tax laws and material tax and legal settlements. In addition, we isolate the effects of changes in foreign exchange rates on our revenue growth because we believe it is useful for investors to be able to compare revenue from one period to another, both after and before the effects of foreign exchange rate changes. The change in revenue performance attributable to foreign currency rates is determined by converting both our prior and current periods' foreign currency by a constant rate. As a result, we monitor our adjusted revenue growth both after and before the effects of foreign exchange rate changes.

The table below sets forth our key performance measures for the periods indicated (In millions, except per share data):

	Year Ended December 31,	
	2022	2021
Non - GAAP Financial Measures		
Adjusted revenue (a)	$ 2,224.6	$ 2,170.2
Organic revenue (a)	$ 2,242.6	$ 2,166.4
Adjusted EBITDA (a)	$ 863.5	$ 847.1
Adjusted EBITDA margin (a)	38.8 %	39.0 %
Adjusted net income (a)	$ 472.4	$ 471.1
Adjusted earnings per share (a)	$ 1.10	$ 1.10
(a) Including impact of deferred revenue purchase accounting adjustments	$ —	$ (0.2)

Reconciliations of the above non-GAAP financial measures to the most directly comparable GAAP financial measures are presented in the tables below (In millions, except per share data):

	Year Ended December 31,	
	2022	2021
GAAP revenue	$ 2,224.6	$ 2,165.6
Revenue adjustment due to the Bisnode acquisition close timing	—	4.6
Adjusted revenue (a)	2,224.6	2,170.2
Foreign currency impact	69.5	3.1
Adjusted revenue before the effect of foreign currency	$ 2,294.1	$ 2,173.3
Net revenue from acquisition and divestiture - before the effect of foreign currency	(51.5)	(6.9)
Organic revenue - before the effect of foreign currency (a)	$ 2,242.6	$ 2,166.4
North America	$ 1,587.1	$ 1,499.4
International	637.5	671.0
Segment revenue	2,224.6	2,170.4
Corporate and other	—	(0.2)
Foreign currency impact	69.5	3.1
Adjusted revenue before the effect of foreign currency	$ 2,294.1	$ 2,173.3
Net revenue from acquisition and divestiture - before the effect of foreign currency	(51.5)	(6.9)
Organic revenue - before the effect of foreign currency (a)	$ 2,242.6	$ 2,166.4
(a) Including impact of deferred revenue purchase accounting adjustments	$ —	$ (0.2)

	Year Ended December 31,	
	2022	2021
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (2.3)	$ (71.7)
Depreciation and amortization	587.2	615.9
Interest expense - net	191.0	205.7
(Benefit) provision for income tax - net	(28.8)	23.4
EBITDA	747.1	773.3
Other income (expense) - net	(13.9)	(14.9)
Equity in net income of affiliates	(2.5)	(2.7)
Net income (loss) attributable to non-controlling interest	6.4	5.8
Equity-based compensation	66.0	33.3
Restructuring charges	20.5	25.1
Merger and acquisition-related operating costs	23.4	14.1
Transition costs	24.4	11.6
Other adjustments [1]	(7.9)	1.5
Adjusted EBITDA	$ 863.5	$ 847.1
North America	$ 718.0	$ 715.3
International	202.2	194.1
Corporate and other (a)	(56.7)	(62.3)
Adjusted EBITDA (a)	$ 863.5	$ 847.1
(a) Including impact of deferred revenue purchase accounting adjustments	$ —	$ (0.2)

(1)   Adjustments for 2022, 2021 and 2020 were primarily related to non-cash purchase accounting adjustments for deferred commission costs associated with the Take-Private Transaction and non-recurring legal reserve adjustments related to the FTC matter in 2022 and 2021 and an environmental matter in 2020.

	Year Ended December 31,	
	2022	2021
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (2.3)	$ (71.7)
Incremental amortization of intangible assets resulting from the application of purchase accounting	494.0	535.7
Equity-based compensation	66.0	33.3
Restructuring charges	20.5	25.1
Merger and acquisition-related operating costs	23.4	14.1
Transition costs	24.4	11.6
Merger and acquisition-related non-operating (gain) costs	3.7	2.2
Debt refinancing and extinguishment costs	24.3	43.0
Non-recurring pension charges	2.1	—
Other adjustments [1]	(7.9)	1.5
Tax impact of non-GAAP adjustments	(156.1)	(165.2)
Other tax effect adjustments	(19.7)	41.5
Adjusted net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (a)	$ 472.4	$ 471.1
Adjusted diluted earnings (loss) per share of common stock	$ 1.10	$ 1.10
Weighted average number of shares outstanding - diluted	430.0	429.8
(a) Including impact of deferred revenue purchase accounting adjustments	$ —	$ (0.2)

(1)   Adjustments for 2022, 2021 and 2020 were primarily related to non-cash purchase accounting adjustments for deferred commission assets associated with the Take-Private Transaction and non-recurring legal reserve adjustments related to the FTC matter in 2022 and 2021 and an environmental matter in 2020.

Revenue

Year Ended December 31, 2022 versus Year Ended December 31, 2021

Total revenue was $2,224.6 million for the year ended December 31, 2022, compared to $2,165.6 million for the year ended December 31, 2021, an increase of $59.0 million, or 2.7% (5.8% before the effect of foreign exchange). Adjusted revenue increased $54.4 million, or 2.5% (5.6% before the effect of foreign exchange) for the year ended December 31, 2022, compared to the prior year, attributable to growth in the underlying business and the impact of the acquisitions and the divestiture of our business-to-consumer business in Germany, partially offset by the negative impact of foreign exchange.

Excluding the impact of the acquisitions and the divestiture of $44.6 million and the negative impact of foreign exchange of $66.4 million, total organic revenue increased $76.2 million, or 3.5%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily reflecting growth across both of our segments. The changes in revenue are discussed further in the segment level discussion below.

Revenue by segment was as follows (In millions):

	Year Ended December 31,			$ Increase (Decrease)	% Increase (Decrease)
	2022		**2021**		
North America:					
Finance & Risk	$ 866.9	$	834.7	$ 32.2	3.9 %
Sales & Marketing	720.2		664.7	55.5	8.3 %
Total North America	$ 1,587.1	$	1,499.4	$ 87.7	5.8 %
International:					
Finance & Risk	$ 419.1	$	430.3	$ (11.2)	(2.6)%
Sales & Marketing	218.4		240.7	(22.3)	(9.2)%
Total International	$ 637.5	$	671.0	$ (33.5)	(5.0)%
Corporate and other:					
Finance & Risk	$ —	$	(2.2)	$ 2.2	**
Sales & Marketing	—		(2.6)	2.6	**
Total Corporate and other	$ —	$	(4.8)	$ 4.8	**
Total Revenue:					
Finance & Risk	$ 1,286.0	$	1,262.8	$ 23.2	1.8 %
Sales & Marketing	938.6		902.8	35.8	4.0 %
Total Revenue	$ 2,224.6	$	2,165.6	$ 59.0	2.7 %

** Not Meaningful

North America Segment

For the year ended December 31, 2022, North America revenue increased $87.7 million, or 5.8% (6.0% before the effect of foreign exchange), compared to the year ended December 31, 2021. Excluding the negative impact of foreign exchange of $1.6 million and the impact of acquisitions which contributed revenue of $49.4 million, North America organic revenue increased $39.9 million, or 2.7%. See further discussion below on revenue by solutions.

Finance & Risk

For the year ended December 31, 2022, North America Finance & Risk revenue increased $32.2 million, or 3.9% (4.0% before the effect of foreign exchange), compared to the year ended December 31, 2021. Excluding the negative impact of foreign exchange of $1.0 million, revenue increased $33.2 million, or 4.0%, primarily due to a net increase in revenue across our Finance solutions and Risk solutions of approximately $67 million, principally attributable to new business and higher

customer spend in our Third Party Risk and Supply Chain Risk Management solutions, partially offset by lower revenue from the government sector of approximately $29 million.

Sales & Marketing

For the year ended December 31, 2022, North America Sales & Marketing revenue increased $55.5 million, or 8.3% (8.4% before the effect of foreign exchange), compared to the year ended December 31, 2021. Excluding the negative impact of foreign exchange of $0.6 million, revenue increased $56.1 million, or 8.4%, primarily driven by the impact of the acquisitions of Eyeota and NetWise, which contributed revenue of approximately $47 million.

International Segment

For the year ended December 31, 2022, International revenue decreased $33.5 million, or 5.0% (4.6% increase before the effect of foreign exchange) compared to the year ended December 31, 2021. Excluding the negative impact of foreign exchange of $64.8 million and the impact of the divestiture of our business-to-consumer business in Germany of $4.8 million, International organic revenue increased $36.1 million, or 5.4%. See further discussion below on revenue by solutions.

Finance & Risk

For the year ended December 31, 2022, International Finance & Risk revenue decreased $11.2 million, or 2.6% (6.2% increase before the effect of foreign exchange) compared to the year ended December 31, 2021. Excluding the negative impact of foreign exchange of $38.0 million, revenue increased $26.8 million, or 6.2%, attributable to growth across all markets, including higher revenue of approximately $11 million from Europe driven by greater API solution sales, higher revenue of approximately $8 million from our Asia market primarily attributable to greater API solution sales and local market offerings, higher revenue of approximately $5 million from WWN alliances due to higher cross border data fees and product royalties, and higher revenue of approximately $3 million from our U.K. market, mainly attributable to growth in Finance Analytics.

Sales and Marketing

For the year ended December 31, 2022, International Sales & Marketing revenue decreased $22.3 million, or 9.2% (1.9% increase before the effect of foreign exchange) compared to the year ended December 31, 2021. Excluding the negative impact of foreign exchange of $26.8 million and the impact of the divestiture of $4.8 million, International organic revenue increased $9.3 million, or 3.9%, primarily as a result of growth of approximately $7 million from our U.K. market driven by higher data sales, increased revenue of approximately $3 million from WWN product royalties, and increased API solution sales of approximately $2 million in Europe.

Consolidated Operating Costs

Consolidated operating costs were as follows (In millions):

	Year Ended December 31,		$ Increase (Decrease)	% Increase (Decrease)
	2022	2021		
Cost of services (exclusive of depreciation and amortization)	$ 721.4	$ 664.3	$ 57.1	8.6 %
Selling and administrative expenses	745.6	714.7	30.9	4.3 %
Depreciation and amortization	587.2	615.9	(28.7)	(4.7)%
Restructuring charges	20.5	25.1	(4.6)	(18.1)%
Operating costs	$ 2,074.7	$ 2,020.0	$ 54.7	2.7 %
Operating income (loss)	$ 149.9	$ 145.6	$ 4.3	2.9 %

Cost of Services (exclusive of depreciation and amortization)

Cost of services (exclusive of depreciation and amortization) increased $57.1 million, or 8.6%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to increased costs of $33.0 million from the acquisitions of Eyeota and NetWise which closed in the fourth quarter of 2021. Excluding the impact of the acquisitions, cost of services increased $24.1 million, or 3.6% for the year ended December 31, 2022, compared to the prior year, primarily due to higher data and data processing costs of approximately $56 million, partially offset by lower net personnel costs of

approximately $31 million. Total cost of services was favorably impacted by foreign exchange of approximately $28 million for the year ended December 31, 2022, compared to the prior year.

Selling and Administrative Expenses

Selling and administrative expenses increased $30.9 million, or 4.3%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to increased costs of $11.9 million from the acquisitions of Eyeota and NetWise. Excluding the impact of the acquisitions, selling and administrative expenses increased $18.9 million, or 2.6% due to higher net personnel costs of approximately $47 million driven by retention costs and equity-based compensation, partially offset by lower costs of approximately $29 million primarily attributable to lower legal costs related to an accrual for a legal matter in the prior year and lower office facility costs. Total selling and administrative expenses were favorably impacted by foreign exchange of approximately $25 million for the year ended December 31, 2022, compared to the prior year period.

Depreciation and Amortization

Depreciation and amortization decreased $28.7 million, or 4.7%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to the impact of foreign exchange and lower amortization due to the accelerated amortization method applied to intangible assets recognized associated with the Take-Private Transaction and the Bisnode acquisition, partially offset by additional expense associated with the acquisitions of Eyeota and NetWise.

Restructuring Charges

Restructuring charges decreased $4.6 million, or 18.1%, for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to higher exit costs in the prior year related to initiatives in our International businesses to improve operational performance and profitability, partially offset by charges associated with our North America initiatives in the current year.

Operating Income (Loss)

Consolidated operating income was $149.9 million for the year ended December 31, 2022, an improvement of $4.3 million, or 2.9%, compared to the year ended December 31, 2021. The increase in operating income was driven by higher revenue of $59.0 million, lower depreciation and amortization expense of $28.7 million and lower restructuring charges of $4.6 million, partially offset by higher business costs largely attributable to the data and data processing costs and also as a result of acquisitions of Eyeota and NetWise in November 2021. Excluding the impact of the acquisitions, operating income was $153.1 million, an improvement of $7.5 million, or 5.1%

Adjusted EBITDA and adjusted EBITDA margin by segment were as follows (In millions):

	Year Ended December 31,				$ Increase (Decrease)		% Increase (Decrease)	
		2022		2021				
North America:								
Adjusted EBITDA	$	718.0	$	715.3	$	2.7	0.4	%
Adjusted EBITDA margin		45.2 %		47.7 %			(250)	bps
International:								
Adjusted EBITDA	$	202.2	$	194.1	$	8.1	4.2	%
Adjusted EBITDA margin		31.7 %		28.9 %			280	bps
Corporate and other:								
Adjusted EBITDA	$	(56.7)	$	(62.3)	$	5.6	9.1	%
Consolidated total:								
Adjusted EBITDA	$	863.5	$	847.1	$	16.4	1.9	%
Adjusted EBITDA margin		38.8 %		39.0 %			(20)	bps
Net income (loss) margin		(0.1)%		(3.3)%			320	bps

Consolidated net loss margin was 0.1% and 3.3% for the years ended December 31, 2022 and 2021, respectively, an improvement of 320 basis points. Consolidated adjusted EBITDA was $863.5 million for the year ended December 31, 2022, compared to $847.1 million for the year ended December 31, 2021, an increase of $16.4 million, or 1.9%. Higher adjusted EBITDA for the year ended December 31, 2022 compared to the prior year was primarily due to revenue growth from the underlying business and the impact of the acquisitions, partially offset by investments leading to higher data and data processing costs and the impact of foreign exchange resulting from a strengthening U.S. dollar. Consolidated adjusted EBITDA was negatively impacted by foreign exchange of approximately $15 million for the year ended December 31, 2022. Consolidated adjusted EBITDA margin was 38.8% for the year ended December 31, 2022, compared to 39.0% for the prior year period, a decrease of 20 basis points. Excluding the impact of the acquisitions, consolidated adjusted EBITDA margin was 39.5% for the year ended December 31, 2022, an improvement of 30 basis points compared to the prior year.

North America Segment

North America adjusted EBITDA was $718.0 million for the year ended December 31, 2022, compared to $715.3 million for the year ended December 31, 2021, an increase of $2.7 million, or 0.4%. The increase in adjusted EBITDA was primarily due to higher revenue driven by growth from the underlying business and the impact of the acquisitions, partially offset by investments leading to higher data and data processing costs. Adjusted EBITDA margin was 45.2% for the year ended December 31, 2022, compared to 47.7% for the prior year period, a decrease of 250 basis points. Excluding the impact of the acquisitions, adjusted EBITDA margin was 46.5% for the year ended December 31, 2022.

International Segment

International adjusted EBITDA was $202.2 million for the year ended December 31, 2022, compared to $194.1 million for the year ended December 31, 2021, an increase of $8.1 million, or 4.2%. The improvement in adjusted EBITDA was primarily due to revenue growth from the underlying business, partially offset by foreign exchange loss resulting from a strengthening U.S. dollar. Adjusted EBITDA margin was 31.7% for the year ended December 31, 2022, compared to 28.9% for the prior year, an improvement of 280 basis points.

Corporate and Other

Corporate adjusted EBITDA was a loss $56.7 million for the year ended December 31, 2022, compared to a loss of $62.3 million for the year ended December 31, 2021, an improvement of $5.6 million, or 9.1%. The improvement in adjusted EBITDA was primarily attributable to lower personnel costs.

Interest Income (Expense) — Net

Interest income (expense) – net was as follows (In millions):

| | Year Ended December 31, | | | |
	2022	2021	$ Change	% Change
Interest income	$ 2.2	$ 0.7	$ 1.5	205.9 %
Interest expense	(193.2)	(206.4)	13.2	6.4 %
Interest income (expense) – net	$ (191.0)	$ (205.7)	$ 14.7	7.1 %

Interest income increased $1.5 million for the year ended December 31, 2022 compared to the prior year. The increase was primarily attributable to higher interest rates.

Interest expense decreased $13.2 million for the year ended December 31, 2022, compared to the prior year. The decrease was primarily due to lower interest rates as a result of debt refinancing and lower expense associated with the write off of debt issuance costs and discount in the current year in connection with the early redemption of the 6.875% Senior Secured Notes, compared to the prior year related to the repayment of the 10.250% Senior Unsecured Notes. See Note 6 to the consolidated financial statements for further discussion.

Other Income (Expense) — Net

Other income (expense) - net was as follows (In millions):

	Year Ended December 31,			
	2022	2021	$ Change	% Change
Non-operating pension income (expense)	$ 42.2	$ 53.7	$ (11.5)	(21)%
Debt redemption premium	(16.3)	(29.5)	13.2	45 %
Miscellaneous other income (expense) – net	(12.0)	(9.3)	(2.7)	(29)%
Other income (expense) – net	$ 13.9	$ 14.9	$ (1.0)	(6)%

Non-operating pension income (expense) was an income of $42.2 million for the year ended December 31, 2022, compared to an income of $53.7 million for the year ended December 31, 2021, a decrease of $11.5 million, primarily due to higher interest costs in the current year.

Early debt redemption premium was related to the early redemption of the 6.875% Senior Secured Notes in January 2022 and the 10.250% Senior Unsecured Notes in December 2021. See Note 6 to the consolidated financial statements for further discussion.

The change in miscellaneous other income (expense) - net of $2.7 million for the year ended December 31, 2022, compared to the year ended December 31, 2021, was primarily due to fees associated with our accounts receivable securitization facility initiated in September 2022.

Provision for Income Taxes

Effective tax rate for the year ended December 31, 2020	49.6 %
Impact of uncertain tax positions	1.5
Impact of income earned in non-U.S. jurisdictions [1]	19.6
Impact of non-deductible charges	(12.7)
Impact of non-deductible change in fair value of make-whole derivative liability for the Series A Preferred Stock	3.0
Impact of tax credits and deductions [2]	23.7
Impact of GILTI Inclusion [2]	(43.4)
Impact of change in state tax [3]	(63.7)
Impact of valuation allowance	(2.7)
Impact of CARES Act	(25.5)
Other	(1.2)
Effective tax rate for the year ended December 31, 2021	(51.8)%
Impact of uncertain tax positions	(4.3)
Impact of income earned in non-U.S. jurisdictions [1]	42.5
Impact of non-deductible charges [4]	(30.5)
Impact of tax credits and deductions	2.2
Impact of GILTI Inclusion	(29.3)
Impact of change in state tax [3]	181.1
Impact of valuation allowance	0.5
Other	(4.4)
Effective tax rate for the year ended December 31, 2022	106.0 %

(1) Primarily due to higher pre-tax income from our non-U.S. jurisdictions which have lower statutory tax rates.

(2) Primarily due to the impact of lower consolidated pre-tax loss for the year ended December 31, 2021 compared to the year ended December 31, 2020.

(3)   Primarily related to the impact of state apportionment changes in 2022 and higher state tax in the state of Florida in 2021.

(4)   Primarily attributable to non-deductible equity-based compensation.

Net Income (Loss)

Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. was a net loss of $2.3 million for the year ended December 31, 2022, compared to a net loss of $71.7 million for the year ended December 31, 2021. The improvement of $69.4 million for the year ended December 31, 2022, compared to the prior year, was primarily due to:

- improvement in operating income (loss) of $4.3 million in the current year largely due to higher revenue from our underlying businesses, the impact of acquisitions that closed in 2021, lower depreciation and amortization expense, partially offset by higher business costs largely attributable to higher investment in data and data processing costs.

- lower interest expense of $13.2 million in the current year; and

- Higher tax benefit of $52.2 million in the current year

Adjusted Net Income and Adjusted Diluted Earnings Per Share

Adjusted net income was $472.4 million for the year ended December 31, 2022 compared to $471.1 million for the year ended December 31, 2021, an increase of $1.3 million, or 0.3%. Adjusted net earnings per share was $1.10 in both the year ended December 31, 2022 and 2021. The increase in adjusted net income was primarily driven by revenue growth from the underlying business and lower interest expense, partially offset by investments leading to higher data and data processing costs and higher depreciation and amortization expense.

Liquidity and Capital Resources

Overview

Our primary sources of liquidity consist of cash flows provided by operating activities, cash and cash equivalents on hand and our short-term borrowings under our senior secured credit facility. Our principal uses of liquidity are working capital, capital investments (including computer software), debt service, business acquisitions and other general corporate purposes.

We believe that cash provided by operating activities, supplemented as needed with available financing arrangements, is sufficient to meet our short-term needs for at least the next twelve months, including interest payments, contractual obligations, capital expenditures, dividend payments, tax liabilities and restructuring charges. We continue to generate substantial cash from ongoing operating activities and manage our capital structure to meet short- and long-term objectives including investing in existing businesses and strategic acquisitions. In addition, we have the ability to use the short-term borrowings from the Revolving Facility to supplement the seasonality in the timing of receipts in order to fund our working capital needs.

Our future capital requirements will depend on many factors that are difficult to predict, including the size, timing and structure of any future acquisitions, future capital investments and future results of operations. Our access to the capital markets can be impacted by factors outside of our control, including rising inflation and interest rates, the ongoing Russia/Ukraine conflict and the impact of COVID-19. Currently, while we do not expect the impact of rising inflation and interest rates, COVID-19 and the Russia/Ukraine conflict to affect our ability to fund our operating needs for the foreseeable future, the ultimate impact will be difficult to predict, and depends on, among many factors, the duration of inflation, the current Russia/Ukraine conflict, government mandates or guidance regarding COVID-19 restrictions, the expansion of sanctions and their effects on global market conditions and on our clients and vendors, which continue to be uncertain at this time and cannot be predicted. In addition, we actively manage the impact of rising interest rates by reducing debt and entering into interest rate swaps and cross-currency swaps.

Cash Flow

As of December 31, 2022, we had cash and cash equivalents of $208.4 million, of which $205.7 million was held by our foreign operations. We utilize a variety of planning strategies in an effort to ensure that our worldwide cash is available when and where it is needed. Subsequent to the enactment of the Tax Cuts and Jobs Act ("2017 Act"), a significant portion of the cash and cash equivalents held by our foreign subsidiaries are no longer subject to U.S. income tax upon repatriation to the

United States. However, a portion of our cash held by our foreign operations is still subject to foreign income tax or withholding tax upon repatriation. As a result, we intend to reinvest indefinitely all earnings post 2017 from our China and India subsidiaries. Cash held in our China and India operations totaled $40.3 million as of December 31, 2022.

Information about our cash flows, by category, is presented in the Consolidated Statements of Cash Flows. The following table summarizes our cash flows for the periods presented (In millions):

	Year Ended December 31,	
	2022	2021
Net cash provided by (used in) operating activities	$ 537.1	$ 503.7
Net cash provided by (used in) investing activities	(210.5)	(1,078.7)
Net cash provided by (used in) financing activities	(281.1)	400.1
Total cash provided during the period before the effect of exchange rate changes	$ 45.5	$ (174.9)

Cash Provided by (Used in) Operating Activities

Net cash from operating activities increased $33.4 million for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily driven by a net cash benefit of $183.1 million in 2022 from the trade receivable securitization facility and lower interest payments of approximately $13 million in the current year period as a result of debt refinancing, partially offset by higher net tax payment of approximately $127 million in 2022 due to non-recurring cash benefit of $66.2 million received in the prior year period related to the application of the CARES Act and higher tax payments in the current year period due to payment deadline relief granted by the U.S. government attributable to the IDA Hurricane Relief. The remaining change was primarily due to an increase in cash paid to suppliers and employees.

In September 2022, the Company entered into a three-year revolving securitization facility agreement to transfer trade receivables of one of our U.S. subsidiaries through our bankruptcy-remote subsidiary to a third-party financial institution on a recurring basis in exchange for cash equal to the gross receivables transferred. The facility initially had monthly drawing limits ranging from $160 million to $215 million, and was subsequently modified to $170 million to $215 million in December 2022. During the year ended December 31, 2022, the Company received a net cash benefit of $183.1 million related to the facility. See Note 7 to the consolidated financial statements for further discussion.

The CARES Act, which was signed into law on March 27, 2020 by the U.S. government, was designed to provide relief to businesses during the COVID-19 pandemic, including allowing the amendment of prior tax returns to obtain tax refunds through the modification of rules related to the net operating losses. We utilized the relief opportunities provided by the Act. The application of the Act resulted in a net cash benefit of approximately $98.4 million. On January 22, 2021 we received $66.2 million of the $98.4 million due to us.

We expect operating cash requirements in 2023 to be primarily related to payments for interest, contractual obligations, tax liability and other working capital needs. We typically have various contractual obligations in our normal course of business, including those recorded as liabilities in our consolidated balance sheet, and certain purchase commitments that are not recognized, but are disclosed in the notes to our consolidated financial statements. A significant portion of these contractual obligations are related to payments for enterprise-wide information-technology services. See Note 20 to the consolidated financial statements for further discussion on contractual obligations. We anticipate interest payments and payments for our contractual obligations to be approximately $265 million and $357 million in 2023, respectively. We expect cash requirements to be comparable to 2022 and sufficient in 2023 to meet other working capital needs in the normal course of business, such as payments for salaries and wages, and data acquisition. We expect to continue to generate substantial cash from ongoing operating activities.

Cash Provided by (Used in) Investing Activities

Net cash used in investing activities decreased $868.2 million for the year ended December 31, 2022, compared to the year ended December 31, 2021, primarily due to higher net payment of $844.3 million in the prior year for the acquisitions of Bisnode, Eyeota and NetWise and payment of $76.6 million in the prior year for the purchase of an office building in Jacksonville, Florida for our new global headquarters, partially offset by higher payment of $34.6 million for software development and higher net cash settlement payments of $16.3 million in the current year from foreign currency and net investment hedging activities.

During 2021, we acquired Bisnode for a total purchase price of $805.8 million, inclusive of cash acquired of $29.9 million. The transaction closed with a combination of cash of $646.9 million and 6,237,087 newly issued shares of common stock of the Company in a private placement valued at $158.9 million based on the stock closing price on January 8, 2021. Upon the close of the transaction, we settled a zero-cost foreign currency collar and received $21.0 million, which reduced our net cash payment for the acquisition. The transaction was partially funded by the proceeds from the $300 million borrowing from the Incremental Term Loan.

During 2021, we also acquired Eyeota and NetWise for an aggregate purchase price of $242.1 million, inclusive of acquired cash of $9.7 million. The acquisitions were partially funded with borrowings from our revolving credit facility. See Note 16 to the consolidated financial statements for further discussion.

We expect capital expenditures in 2023 to be in the range of $160 million to $180 million.

Cash Provided by (Used in) Financing Activities

Net cash used in financing activities increased $681.2 million for the year ended December 31, 2022, compared the year ended December 31, 2021, primarily due to lower net proceeds from debt issuance of $297.9 million in the current year, inclusive of borrowings under the term loan facility, higher net repayment of $269.7 million for credit facility borrowing, higher repayment of $78.5 million for term loan borrowing, payment of $42.9 million for dividends and payment of $23.6 million for the purchase of non-controlling interest of our China operations in 2022, partially offset by lower payment of $43.2 million for debt redemption activities in the current year period compared to the prior year.

See below and Note 6 to the consolidated financial statements for further discussion on our debt.

Cash Requirements and Other Obligations

Contractual Commitments

At December 31, 2022, we had contractual commitments to repay debt, settle payments to purchase services, settle tax liabilities, make lease payments and fund pension plans. The following table presents our contractual obligations as of December 31, 2022 (In millions):

	Total		Payment due within one year	
Contractual obligations				
Short-term and long-term debt [1]	$	4,648.0	$	298.0
Operating leases [2]	$	68.7	$	20.5
Commitments to purchase obligations [3]	$	2,091.1	$	356.7
Pension and other postretirement benefits payments/contributions [4]	$	144.2	$	6.6
Tax liabilities related to the 2017 Act	$	44.5	$	5.2

(1)   Amounts include interest payments. See Note 6 to the consolidated financial statements for further discussion.

(2)   See Note 8 to the consolidated financial statements for further discussion.

(3)   See Note 20 to the consolidated financial statements for further discussion.

(4)   See Note 11 to the consolidated financial statements for further discussion.

Dividends

Starting July 28, 2022, our Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock. We intend to continue returning capital to shareholders in the form of dividends, subject to declaration by our Board of Directors.

Capital Resources and Debt

Currently, in addition to cash generated from our operating activities, we also borrow from time to time from our credit facility and issue long-term debt.

Below is a summary of our borrowings as of December 31, 2022 and December 31, 2021 (In millions):

	Maturity	At December 31, 2022			At December 31, 2021		
		Principal amount	Debt issuance costs and discount	Carrying value	Principal amount	Debt issuance costs and discount	Carrying value
Debt maturing within one year:							
2026 Term loan	February 8, 2026	$ 28.1	$ —	$ 28.1	$ 28.1	$ —	$ 28.1
2029 Term loan	January 18, 2029	4.6	—	4.6	—	—	—
Total short-term debt		$ 32.7	$ —	$ 32.7	$ 28.1	$ —	$ 28.1
Debt maturing after one year:							
2026 Term loan	February 8, 2026	$ 2,651.7	$ 49.2	$ 2,602.5	$ 2,754.8	$ 64.5	$ 2,690.3
2029 Term loan	January 18, 2029	451.9	6.5	445.4	—	—	—
Revolving facility	September 11, 2025	50.3	—	50.3	160.0	—	160.0
5.000% Senior unsecured notes	December 15, 2029	460.0	6.0	454.0	460.0	6.8	453.2
6.875% Senior secured notes	Fully paid off in January 2022	—	—	—	420.0	6.8	413.2
Total long-term debt		$ 3,613.9	$ 61.7	$ 3,552.2	$ 3,794.8	$ 78.1	$ 3,716.7
Total debt		$ 3,646.6	$ 61.7	$ 3,584.9	$ 3,822.9	$ 78.1	$ 3,744.8

Senior Secured Credit Facilities

Our Senior Secured Credit Facilities consist of a senior secured term loan facility and a senior secured revolving credit facility. Our senior secured term loan facility includes a seven-year senior secured term loan with a maturity date of February 8, 2026 ("2026 Term Loan"), and a seven-year senior secured term loan with a maturity date of January 18, 2029 ("2029 Term Loan"). Our five-year senior secured revolving credit facility has a maturity date of September 11, 2025.

On January 18, 2022, we amended our Senior Secured Credit Facilities agreement, specifically related to the Term Loan Facility, to establish Incremental Term Loans, or 2029 Term Loan, in an aggregate principal amount of $460 million with a maturity date of January 18, 2029. We used the proceeds from the 2029 Term Loans to redeem our then-outstanding 6.875% Senior Secured Note. See discussion below under "Senior Notes."

Borrowings under the Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a LIBOR or Secured Overnight Financing Rate ("SOFR") for the interest period relevant to such borrowing, subject to interest rate floors, and they are secured by substantially all of the Company's assets.

Other details of the Senior Secured Credit Facilities (See Note 6 for further discussion):

• For the 2029 Term Loan, beginning June 30, 2022, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on January 18, 2029. As such, the required payment in 2023 is expected to be approximately $5 million. The 2029 Term Loan bears interest at a rate per annum equal to 325 basis points over a SOFR rate for the interest period. The interest rate associated with the outstanding balance of the 2029 Term Loan at December 31, 2022 was 7.573%.

• For the 2026 Term Loan, beginning June 30, 2020, the principal amount of the Term Loan Facility is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. On September 15, 2022, we paid down an additional $75 million to reduce the borrowing of the 2026 Term Loan. As such, the required payment in 2023 is expected to be approximately $28 million. The margin to LIBOR was 325 basis points as of both December 31, 2022 and 2021. The interest rates associated with the outstanding balances of the 2026 Term Loan at December 31, 2022 and December 31, 2021 were 7.639% and 3.352%, respectively.

• For borrowings under the Revolving Facility, the margin to LIBOR was 325 basis points at both December 31, 2022 and 2021, subject to a ratio-based pricing grid. The aggregate amount available under the Revolving Facility is $850 million. The available borrowing under the Revolving Facility at December 31, 2022 and December 31, 2021 were $799.7 million and $690.0 million, respectively. The interest rates associated with the outstanding balances of the Revolving Facility at December 31, 2022 and December 31, 2021 were 7.574% and 3.104%, respectively.

Senior Notes

The 6.875% Senior Secured Notes and the 5.000% Senior Unsecured Notes may be redeemed at our option, in whole or in part, following specified events and on specified redemption dates and at the redemption prices specified in the indenture governing the 6.875% Senior Secured Notes and the 5.000% Senior Unsecured Notes.

On December 20, 2021, we issued $460 million in aggregate principal amount of 5.000% Senior Unsecured Notes due December 15, 2029. The proceeds from the Senior Unsecured Notes and cash on hand were used to fund the full redemption of the then-existing $450 million in aggregate principal amount of our 10.250% Senior Unsecured Notes, inclusive of a make whole payment of $29.5 million, accrued interest and other fees and expenses.

On January 18, 2022, we redeemed our $420 million 6.875% Senior Secured Notes using the proceeds from the issuance of our 2029 Term Loan.

The Senior Secured Credit Facilities, the 5.000% Senior Unsecured Notes, and the 6.875% Senior Secured Notes contain certain covenants that limited our ability to enter into certain transactions. In addition, the Revolving Facility contains a financial covenant requiring the maintenance of debt to EBITDA ratios which are defined in the facility credit agreement in effect. We were in compliance with the respective financial and non-financial covenants at December 31, 2022 and December 31, 2021.

See Note 6 to the consolidated financial statements for a more complete discussion of our debt.

Currently our credit rating is B+ by S&P Global, B2 by Moody's and BB- by Fitch.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements, other than our foreign exchange forward contracts, interest rate swaps and cross currency swaps discussed in Note 14 to the consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our market risks primarily consist of the impact of changes in currency exchange rates on assets and liabilities, the impact of changes in the market value of certain of our investments and the impact of changes in interest rates on our borrowing costs and fair value calculations.

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward and option contracts to hedge short-term foreign currency denominated loans and

certain third-party and intercompany transactions. We also use cross-currency swaps to hedge our net investments in our foreign subsidiaries. In addition, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance, as discussed under "Interest Rate Risk Management" below.

We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized in the appropriate period income. Collateral is generally not required for these types of instruments.

A discussion of our accounting policies for financial instruments is included in the summary of significant accounting policies in Note 2 to our consolidated financial statements, and further disclosure relating to financial instruments is included in Note 14 to our consolidated financial statements.

Interest Rate Risk Management

Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets.

We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The objective of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. For further detail of our debt, see Note 6 to the consolidated financial statements. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in Other Comprehensive Income (Loss) and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

A 100 basis point increase or decrease in the weighted average interest rate on our outstanding debt subject to rate variability would result in an incremental increase or decrease in annual interest expense of approximately $32 million for the year ended December 31, 2022, respectively.

Foreign Exchange Risk Management

We have numerous offices in various countries outside of the United States and conduct operations in several countries through minority equity investments and strategic relationships with local providers. Our operations outside of the United States generated approximately 30%, 33% and 19% of our total revenue for the year ended December 31, 2022, the year ended December 31, 2021, and the year ended December 31, 2020, respectively. Approximately 20% and 21% of our assets as of December 31, 2022 and 2021, respectively, were located outside of the United States.

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Typically, these contracts have maturities of 12 months or less. These contracts are denominated primarily in the British pound sterling, the Euro, the Swedish Krona, and the Norwegian Krone. The gains and losses on the forward contracts associated with our balance sheet positions are recorded in "Other Income (Expense)—Net" in the consolidated statements of operations and comprehensive income (loss) and are essentially offset by the losses and gains on the underlying foreign currency transactions. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative accounting guidance. We currently hedge substantially all our intercompany balance positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts.

To protect the value of our investments in our foreign operations against adverse changes in foreign currency exchange rates, we hedge a portion of our net investment in one or more of our foreign subsidiaries by using cross-currency interest rate swaps. Cross currency swaps are designated as net investment hedges of a portion of our foreign investments denominated in the non-U.S. dollar currency. The change in the fair value of the swaps in each period is reported in other comprehensive income (loss) "OCI", net of tax. Such amounts will remain in accumulated OCI until the liquidation or substantial liquidation of

our investment in the underlying foreign operations. If the exchange rate of Euro against U.S dollar were to increase 10% from the level at December 31, 2022, there would be an additional unfavorable impact of approximately $40 million to the fair value of the cross currency swaps recognized in OCI, which would be offset by favorable currency translation gains on the Company's Euro net investment in foreign subsidiaries.

At December 31, 2022 and December 31, 2021, the notional amounts of our foreign exchange forward contracts were $455.1 million and $448.5 million, respectively. Realized gains and losses associated with these contracts were $34.1 million and $48.2 million, respectively, for the year ended December 31, 2022; $11.4 million and $10.1 million, respectively, for the year ended December 31, 2021; and $17.4 million and $9.7 million, respectively, for the year ended December 31, 2020. For further detail, see Note 14 to the consolidated financial statements.

If exchange rates to which we are exposed under our outstanding foreign exchange forward contracts were to increase, on average, 10% from year-end 2022 levels, the unrealized losses on our foreign exchange forward contracts would be approximately $40 million, excluding the expected gains on the underlying hedged items. If exchange rates, on average, were to decrease 10% from year-end 2022 levels, the unrealized gains on our foreign exchange forward contracts would be approximately $40 million, excluding the expected losses on the underlying hedged items. However, the estimated potential gains and losses on these contracts would substantially be offset by changes in the dollar equivalent value of the underlying hedged items.

Item 8. Financial Statements and Supplementary Data

Dun & Bradstreet Holdings, Inc.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Dun & Bradstreet Holdings, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Dun & Bradstreet Holdings, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), stockholder equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 31, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over IT systems used in the revenue recognition process

As discussed in Note 18 to the consolidated financial statements, the Company generated $1,587.1 million of revenue in North America for the year-ended December 31, 2022. The processing and recording of revenue in North America is reliant upon multiple information technology (IT) systems.

We identified the sufficiency of audit evidence over IT systems used in the revenue recognition process in North America as a critical audit matter. Subjective auditor judgment was required to evaluate the sufficiency of audit evidence obtained because of the complexity of the IT environment related to the revenue recognition process. Specifically, obtaining an understanding of the systems used in the Company's recognition of revenue and evaluating the related internal controls required the involvement of professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We performed risk assessment procedures and applied auditor judgment to determine the nature and extent of procedures to be performed over revenue. We involved IT professionals with specialized skills and knowledge, who assisted in 1) gaining an understanding of the systems used in the Company's recognition of revenue and 2) evaluating the design and testing the operating effectiveness of certain internal controls over the revenue process. This included the general IT and IT application controls related to recording revenue in North America. On a sample basis, we also tested certain revenue transactions by comparing the recorded amounts to underlying documentation. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed including the appropriateness of the nature and extent of audit evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2019

New York, New York
February 23, 2023

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(In millions, except per share data)

		Year Ended December 31,				
		2022		**2021**		**2020**
Revenue	$	2,224.6	$	2,165.6	$	1,738.7
Cost of services (exclusive of depreciation and amortization)		721.4		664.3		548.2
Selling and administrative expenses		745.6		714.7		559.8
Depreciation and amortization		587.2		615.9		537.8
Restructuring charges		20.5		25.1		37.3
Operating costs		2,074.7		2,020.0		1,683.1
Operating income (loss)		149.9		145.6		55.6
Interest income		2.2		0.7		0.7
Interest expense		(193.2)		(206.4)		(271.1)
Other income (expense) - net		13.9		14.9		(11.6)
Non-operating income (expense) - net		(177.1)		(190.8)		(282.0)
Income (loss) before provision (benefit) for income taxes and equity in net income of affiliates		(27.2)		(45.2)		(226.4)
Less: provision (benefit) for income taxes		(28.8)		23.4		(112.4)
Equity in net income of affiliates		2.5		2.7		2.4
Net income (loss)		4.1		(65.9)		(111.6)
Less: net (income) loss attributable to the non-controlling interest		(6.4)		(5.8)		(4.9)
Less: Dividends allocated to preferred stockholders		—		—		(64.1)
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$	(2.3)	$	(71.7)	$	(180.6)
Basic earnings (loss) per share of common stock:						
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$	(0.01)	$	(0.17)	$	(0.49)
Diluted earnings (loss) per share of common stock:						
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$	(0.01)	$	(0.17)	$	(0.49)
Weighted average number of shares outstanding-basic		429.1		428.7		367.1
Weighted average number of shares outstanding-diluted		429.1		428.7		367.1
Other comprehensive income (loss), net of income taxes:						
Net income (loss)	$	4.1	$	(65.9)	$	(111.6)
Foreign currency adjustments:						
Foreign currency translation adjustments, net of tax [1]	$	(124.6)	$	(76.6)	$	28.5
Net investment hedge derivative, net of tax [2]		2.0		—		—
Cash flow hedge derivative, net of tax expense (benefit) [3]		41.0		7.8		0.7
Defined benefit pension plans:						
Prior service credit (cost), net of tax expense (benefit) [4]		(0.2)		(0.2)		(0.8)
Net actuarial gain (loss), net of tax expense (benefit) [5]		(46.0)		108.6		(95.5)
Total other comprehensive income (loss), net of tax	$	(127.8)	$	39.6	$	(67.1)
Comprehensive income (loss), net of tax	$	(123.7)	$	(26.3)	$	(178.7)
Less: comprehensive (income) loss attributable to the non-controlling interest		2.3		(8.0)		(8.1)
Comprehensive income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$	(121.4)	$	(34.3)	$	(186.8)

(1) Tax Expense (Benefit) of $(9.9) million, $(1.6) million and $2.9 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

(2) Tax Expense (Benefit) of $0.9 million for the year ended December 31, 2022.

(3) Tax Expense (Benefit) of $14.6 million, $2.8 million and $0.2 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

(4) Tax Expense (Benefit) of $(0.1) million, $0.1 million and $(0.2) million for the years ended December 31, 2022, 2021 and 2020, respectively.

(5) Tax Expense (Benefit) of $(15.6) million, $38.9 million and $(32.2) million for the years ended December 31, 2022, 2021 and 2020, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Balance Sheets
(In millions, except share data and per share data)

		December 31, 2022		December 31, 2021
Assets				
Current assets				
Cash and cash equivalents	$	208.4	$	177.1
Accounts receivable, net of allowance of $14.3 at December 31, 2022 and $16.5 at December 31, 2021 (Notes 4, 7 and 17)		271.6		401.7
Prepaid taxes		57.7		52.2
Other prepaids		77.2		63.9
Other current assets (Notes 4 and 14)		89.0		23.1
Total current assets		703.9		718.0
Non-current assets				
Property, plant and equipment, net of accumulated depreciation of $38.4 at December 31, 2022 and $27.5 at December 31, 2021 (Note 17)		96.9		96.8
Computer software, net of accumulated amortization of $348.8 at December 31, 2022 and $234.2 at December 31, 2021 (Note 17)		631.8		557.4
Goodwill (Notes 17 and 18)		3,431.3		3,493.3
Deferred income tax (Note 10)		16.0		18.5
Other intangibles (Notes 17 and 18)		4,320.1		4,824.5
Deferred costs (Note 4)		143.7		116.1
Other non-current assets (Note 17)		128.2		172.6
Total non-current assets		8,768.0		9,279.2
Total assets	$	9,471.9	$	9,997.2
Liabilities				
Current liabilities				
Accounts payable	$	80.5	$	83.5
Accrued payroll		109.5		125.6
Short-term debt (Note 6)		32.7		28.1
Deferred revenue (Note 4)		563.1		569.4
Other accrued and current liabilities (Note 17)		316.8		198.3
Total current liabilities		1,102.6		1,004.9
Long-term pension and postretirement benefits (Note 11)		158.2		178.4
Long-term debt (Note 6)		3,552.2		3,716.7
Deferred income tax (Note 10)		1,023.7		1,207.2
Other non-current liabilities (Note 17)		126.8		144.7
Total liabilities		5,963.5		6,251.9
Commitments and contingencies (Notes 9 and 20)				
Equity				
Common Stock, $0.0001 par value per share, authorized—2,000,000,000 shares; 436,604,447 shares issued and 435,717,527 shares outstanding at December 31, 2022 and 432,070,999 shares issued and 431,197,782 shares outstanding at December 31, 2021		—		—
Capital surplus		4,443.7		4,500.4
Accumulated deficit		(764.1)		(761.8)
Treasury Stock, 886,920 shares at December 31, 2022 and 873,217 shares at December 31, 2021		(0.3)		(0.3)
Accumulated other comprehensive loss		(180.0)		(57.1)
Total stockholder equity		3,499.3		3,681.2
Non-controlling interest		9.1		64.1
Total equity		3,508.4		3,745.3
Total liabilities and stockholder equity	$	9,471.9	$	9,997.2

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows provided by (used in) operating activities:			
Net income (loss)	$ 4.1	$ (65.9)	$ (111.6)
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	587.2	615.9	537.8
Amortization of unrecognized pension loss (gain)	(0.4)	1.9	(0.5)
Debt early redemption premium expense	16.3	29.5	50.1
Amortization and write off of deferred debt issuance costs	23.8	31.2	45.0
Pension settlement charge	2.1	—	0.6
Equity-based compensation expense	66.0	33.3	45.1
Restructuring charge	20.5	25.1	37.3
Restructuring payments	(16.9)	(20.6)	(16.5)
Change in fair value of make-whole derivative liability	—	—	32.8
Changes in deferred income taxes	(151.0)	(77.4)	(99.6)
Changes in operating assets and liabilities: [1]			
(Increase) decrease in accounts receivable	113.3	(13.7)	(45.1)
(Increase) decrease in prepaid taxes, other prepaids and other current assets	(23.2)	62.7	(28.9)
Increase (decrease) in deferred revenue	8.8	16.5	8.1
Increase (decrease) in accounts payable	(5.2)	(0.1)	9.1
Increase (decrease) in accrued payroll	3.6	10.8	(36.6)
Increase (decrease) in other accrued and current liabilities	(18.1)	(31.2)	(131.5)
(Increase) decrease in other long-term assets	(53.2)	(34.2)	(49.7)
Increase (decrease) in long-term liabilities	(41.2)	(84.4)	(39.2)
Net, other non-cash adjustments	0.6	4.3	(1.2)
Net cash provided by (used in) operating activities	537.1	503.7	205.5
Cash flows provided by (used in) investing activities:			
Acquisitions of businesses, net of cash acquired	(0.5)	(844.8)	(20.6)
Cash settlements of foreign currency contracts and net investment hedge	6.0	22.3	7.7
Payments for real estate purchase	—	(76.6)	—
Capital expenditures	(12.6)	(9.7)	(7.8)
Additions to computer software and other intangibles	(205.3)	(170.7)	(115.2)
Other investing activities, net	1.9	0.8	2.1
Net cash provided by (used in) investing activities	(210.5)	(1,078.7)	(133.8)
Cash flows provided by (used in) financing activities:			
Proceeds from issuance of common stock in the IPO transaction and Private Placement, net [2]	—	—	2,248.2
Payment for the redemption of Cumulative Series A Preferred Stock	—	—	(1,067.9)
Payment for make-whole liability	—	—	(205.2)
Payment for debt early redemption premiums	(16.3)	(29.5)	(50.1)
Payments of dividends [3]	(42.9)	—	(64.1)
Payment of long term debt	(420.0)	(450.0)	(580.0)
Proceeds from borrowings on Credit Facility	315.1	314.1	407.2
Proceeds from issuance of Senior Notes	—	460.0	—
Proceeds from borrowings on Term Loan Facility	460.0	300.0	—
Payments of borrowings on Credit Facility	(424.8)	(154.1)	(407.2)
Payments of borrowing on Term Loan Facility	(106.6)	(28.1)	(19.0)
Payments of borrowings on Bridge Loan	—	—	(63.0)
Payment of debt issuance costs	(7.4)	(9.5)	(2.5)
Payment for purchase of non-controlling interests	(23.6)	—	—
Other financing activities, net [4]	(14.6)	(2.8)	(7.8)
Net cash provided by (used in) financing activities	(281.1)	400.1	188.6
Effect of exchange rate changes on cash and cash equivalents	(14.2)	(0.3)	7.6
Increase (decrease) in cash and cash equivalents	31.3	(175.2)	267.9
Cash and Cash Equivalents, Beginning of Period	177.1	352.3	84.4
Cash and Cash Equivalents, End of Period	$ 208.4	$ 177.1	$ 352.3

Supplemental Disclosure of Cash Flow Information:

Cash Paid for:							
Income taxes payment (refund), net	$	139.8	$	12.7	$	116.9
Interest	$	178.5	$	191.8	$	249.0
Noncash Investing and Financing activities:							
Fair value of acquired assets	$	1.3	$	1,447.4	$	21.6
Cash paid for acquired businesses		(0.5)		(882.1)		(21.2)
Unpaid purchase price accrued in "Other accrued and current liabilities"		—		(6.9)		—
6,237,087 shares of common stock issued for the acquisition		—		(158.9)		—
Assumed liabilities from acquired businesses including non-controlling interest	$	0.8	$	399.5	$	0.4
Noncash additions to computer software	$	15.0	$	7.9	$	—
Noncash additions to property, plant and equipment	$	—	$	1.7	$	2.0

(1) Net of the effect of acquisitions, see further details in Note 16.

(2) Net of IPO offering costs of $132.8 million of which $131.9 million was paid by proceeds raised from the offering (see Note 1) and $0.9 million was paid prior to the IPO and Private Placement.

(3) Payment of dividends for the year ended December 31, 2022 are related to quarterly common stock dividends. Payment of dividends for the year ended December 31, 2020 are related to non-recurring preferred dividends for the Series A Preferred Stock.

(4) Primarily related to distributions to non-controlling shareholders.

The accompanying notes are an integral part of the consolidated financial statements.

Dun & Bradstreet Holdings, Inc.
Consolidated Statements of Stockholder Equity (Deficit)
(In millions)

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholder equity (deficit)	Non-controlling interest	Total equity (deficit)
Year ended December 31, 2020										
Balance, January 1, 2020	$ —	$2,116.9	$ (573.6)	$ —	$ 0.9	$ (24.0)	$ (1.1)	$ 1,519.1	$ 58.2	$ 1,577.3
Net income (loss)	—	—	(116.5)	—	—	—	—	(116.5)	4.9	(111.6)
Accretion - Series A Preferred Stock [1]	—	(36.1)	—	—	—	—	—	(36.1)	—	(36.1)
Issuance of Class A Common Stock in IPO and Private Placement, net of issuance costs	—	2,248.2	—	—	—	—	—	2,248.2	—	2,248.2
Equity-based compensation plans [2]	—	45.3	—	—	—	—	—	45.3	—	45.3
Pension adjustments, net of tax benefit of $32.4	—	—	—	—	—	(96.3)	—	(96.3)	—	(96.3)
Change in cumulative translation adjustment, net of tax expense of $2.9	—	—	—	—	25.3	—	—	25.3	3.2	28.5
Cash flow hedge derivative, net of tax expense of $0.2	—	—	—	—	—	—	0.7	0.7	—	0.7
Preferred dividend [1]	—	(64.1)	—	—	—	—	—	(64.1)	—	(64.1)
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(8.0)	(8.0)
Balance, December 31, 2020	$ —	$4,310.2	$ (690.1)	$ —	$ 26.2	$ (120.3)	$ (0.4)	$ 3,525.6	$ 58.3	$ 3,583.9
Year ended December 31, 2021										
Balance, January 1, 2021	$ —	$4,310.2	$ (690.1)	$ —	$ 26.2	$ (120.3)	$ (0.4)	$ 3,525.6	$ 58.3	$ 3,583.9
Net income (loss)	—	—	(71.7)	—	—	—	—	(71.7)	5.8	(65.9)
Shares issued for Bisnode acquisition	—	158.9	—	—	—	—	—	158.9	—	158.9
Equity-based compensation plans	—	31.3	—	(0.3)	—	—	—	31.0	—	31.0
Pension adjustments, net of tax expense of $39.0	—	—	—	—	—	108.4	—	108.4	—	108.4
Change in cumulative translation adjustment, net of tax benefit of $1.6	—	—	—	—	(78.8)	—	—	(78.8)	2.2	(76.6)
Cash flow hedge derivative, net of tax expense of $2.8	—	—	—	—	—	—	7.8	7.8	—	7.8
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(2.2)	(2.2)
Balance, December 31, 2021	$ —	$4,500.4	$ (761.8)	$ (0.3)	$ (52.6)	$ (11.9)	$ 7.4	$ 3,681.2	$ 64.1	$ 3,745.3

	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Treasury stock	Cumulative translation adjustment	Defined benefit postretirement plans	Cash flow hedging derivative	Total stockholder equity (deficit)	Non-controlling interest	Total equity (deficit)
Year ended December 31, 2022										
Balance, January 1, 2022	$ —	$4,500.4	$ (761.8)	$ (0.3)	$ (52.6)	$ (11.9)	$ 7.4	$ 3,681.2	$ 64.1	$ 3,745.3
Net income (loss)	—	—	(2.3)	—	—	—	—	(2.3)	6.4	4.1
Purchase of non-controlling interest [3]	—	(73.8)	—	—	—	—	—	(73.8)	(42.4)	(116.2)
Reclassification of cumulative translation adjustment related to the purchase of non-controlling interest	—	—	—	—	(3.8)	—	—	(3.8)	3.8	—
Equity-based compensation plans	—	60.7	—	—	—	—	—	60.7	—	60.7
Dividends declared [4]	—	(43.6)	—	—	—	—	—	(43.6)	—	(43.6)
Pension adjustments, net of tax benefit of $15.7	—	—	—	—	—	(46.2)	—	(46.2)	—	(46.2)
Change in cumulative translation adjustment, net of tax benefit of $9.9	—	—	—	—	(115.9)	—	—	(115.9)	(8.7)	(124.6)
Net investment hedge derivative, net of tax expense of $0.9	—	—	—	—	2.0	—	—	2.0	—	2.0
Cash flow hedge derivative, net of tax expense of $14.6	—	—	—	—	—	—	41.0	41.0	—	41.0
Payment to non-controlling interest	—	—	—	—	—	—	—	—	(14.1)	(14.1)
Balance, December 31, 2022	$ —	$4,443.7	$ (764.1)	$ (0.3)	$ (170.3)	$ (58.1)	$ 48.4	$ 3,499.3	$ 9.1	$ 3,508.4

(1) Related to Series A Preferred Stock which was fully redeemed in July 2020. Prior to the redemption, on May 14, 2020 and March 4, 2020, the board of directors of Dun & Bradstreet Holdings, Inc. declared a cash dividend of $30.51 per share to all holders of shares of Series A Preferred Stock. An aggregate amount of $32.1 million and $32.0 million was paid on June 26, 2020 and March 27, 2020, respectively.

(2) Includes $0.2 million related to the conversion of pre-IPO liability classified equity-based awards into restricted stock units.

(3) See Note 17 "Supplemental Financial Data" for further discussion.

(4) See Note 13 "Earnings (Loss) Per Share" for further discussion.

The accompanying notes are an integral part of the consolidated financial statements.

DUN & BRADSTREET HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts, except share data and per share data, in millions)

Note 1 -- Basis of Presentation and Description of Business

The accompanying financial statements of Dun & Bradstreet Holdings, Inc. and its subsidiaries ("we" or "us" or "our" or the "Company") were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; tax liabilities related to our undistributed foreign earnings associated with the 2017 Tax Cuts and Jobs Act ("2017 Act"); liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; impairment assessment for goodwill and other intangible assets; long-term asset recoverability and estimated useful life; stock-based compensation; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the changes in the consolidated financial statements in the period in which we determine any changes to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

Our consolidated financial statements presented herein reflect the latest estimates and assumptions made by management that affect the reported amounts of assets and liabilities and related disclosures as of the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting periods presented.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are recorded under the equity method of accounting. When events and circumstances warrant, equity investments accounted for under the equity method of accounting are evaluated for impairment. An impairment charge is recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other-than temporary. We elect to account for investments over which we do not have significant influence at cost adjusted for impairment or other changes resulting from observable market data. Market values associated with these investments are not readily available. Our cost investments were not material as of December 31, 2022 and 2021.

Description of Business

Dun & Bradstreet Holdings, Inc. through its operating company The Dun & Bradstreet Corporation ("Dun & Bradstreet" or "D&B") helps companies around the world improve their business performance. A global leader in business to business data and analytics, we glean insight from data to enable our clients to connect with the prospects, suppliers, clients and partners that matter most. Since 1841, companies of every size rely on Dun & Bradstreet to help them manage risk and reveal opportunity. We transform data into valuable business insights which are the foundation of our global solutions that clients rely on to make mission critical business decisions.

Dun & Bradstreet provides solution sets that meet a diverse set of clients' needs globally. Clients use Finance & Risk solutions to mitigate credit, compliance and supplier risk, increase cash flow and drive increased profitability. Our Sales & Marketing solutions help clients better use data to grow sales, digitally engage with clients and prospects, improve marketing effectiveness and also offer data management capabilities that provide effective and cost efficient marketing solutions to increase revenue from new and existing clients.

Initial Public Offering ("IPO") and Private Placement

On February 8, 2019, an investor consortium completed the acquisition of Dun & Bradstreet and it became a privately held company ("Take Private Transaction"). On July 6, 2020, we completed an IPO of 90,047,612 shares of our common stock, par value $0.0001 per share at a public offering price of $22.00 per share. Immediately subsequent to the closing of the IPO, a subsidiary of Cannae Holdings, a subsidiary of Black Knight and affiliates of CC Capital purchased a total of 18,458,700 shares of common stock from us in a private placement at a price per share equal to 98.5% of the IPO price, or $21.67 per share, for

(Tabular dollar amounts, except share data and per share data, in millions)

proceeds of $200.0 million, $100.0 million and $100.0 million, respectively. A total of 108,506,312 shares of common stock were issued in the IPO and concurrent private placement for gross proceeds of $2,381.0 million. The use of the proceeds from the IPO and concurrent private placement was as follows:

Gross proceeds	$	2,381.0
Less:		
Underwriter fees		89.1
IPO related expenses [(a)]		42.8
Redemption of Series A Preferred Stock [(b)]		1,067.9
Make-whole payment on redemption of Series A Preferred Stock [(b)]		205.2
Partial redemption of 10.250% Senior Unsecured Notes and accrued interest		312.0
Call premium on partial redemption of 10.250% Senior Unsecured Notes		30.8
Partial redemption of 6.875% Senior Secured Notes and accrued interest		282.2
Call premium on partial redemption of 6.875% Senior Secured Notes		19.3
Cash to balance sheet	$	331.7

(a) Includes payment of $30.0 million to the Originating Sponsors (see Note 19), in connection with the waiver and termination of anti-dilution rights in the Star Parent Partnership Agreement. Also in connection with the IPO transaction, we paid fees of $2.5 million each to Thomas H. Lee Partners, L.P. ("THL") Managers and entities affiliated with William P. Foley II and Chinh E. Chu (Bilcar, LLC and CC Star Holdings, LP, respectively) for services provided.

(b) Upon the closing of the IPO on July 6, 2020 (see above discussion), we redeemed all of the outstanding Series A Preferred Stock. In addition, we made the total make-whole payment of $205.2 million. Prior to the redemption of the preferred stocks, the make-whole provision was recorded at the fair value. As a result, for the year ended December 31, 2020 up to redemption, we recorded a loss of $32.8 million within "Other income (expense) - net," related to the change of fair value during the period.

In connection with the IPO, the following transactions occurred:

- On June 23, 2020, we increased our authorized common stock to 2,000,000,000 and our authorized preferred stock to 25,000,000 and effected a 314,494.968 for 1 stock split of our common stock. All of the common share and per share information in the consolidated financial statements for the Successor periods have been retroactively adjusted to reflect the increase in authorized common stock and stock split.
- All outstanding equity incentive awards in the form of profits interests were converted into common units of Star Parent, L.P. which retain the original time-based vesting schedule and are subject to the same forfeiture terms applicable to such unvested units.
- In connection with the IPO, we adopted the Dun & Bradstreet 2020 Omnibus Incentive Plan (the "2020 Omnibus Incentive Plan"). See further discussion in Note 12.

Reporting Segments

We manage our business and report our financial results through the following two segments:

- North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and
- International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the United Kingdom and Ireland ("U.K."), Nordics (Sweden, Norway, Denmark and Finland), DACH (Germany, Austria and Switzerland) and CE (Central and Eastern Europe) regions ("Europe"), Greater China, India and indirectly through our Worldwide Network alliances ("WWN alliances").

All intercompany transactions and balances have been eliminated in consolidation. Where appropriate, we have reclassified certain prior year amounts to conform to the current year presentation.

Note 2 - Significant Accounting Policies

Revenue Recognition

Revenue is recognized when promised goods or services are transferred to clients in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as we satisfy a performance obligation.

We generate revenue from licensing our data and providing related data services to our clients. Our data is integrated into our hosted or on-premise software applications. Data is also delivered directly into client third-party applications (or our on-premise applications) using our application programming interfaces ("API") or as computer files. Some of our data and reports can be purchased through our websites individually or in packages.

Most of our revenue comes from clients we contract with directly. We also license data, trademarks and related technology and support services to our Worldwide Network partners for exclusive distribution of our products to clients in their territories. We also license our data to our alliance partners who use the data to enhance their own products or enable it to be seamlessly delivered to their customers.

Revenue is net of any sales or indirect taxes collected from clients, which are subsequently remitted to government authorities.

Performance Obligations and Revenue Recognition

All our clients license our data and/or software applications. The license term is generally a minimum of 12 months and non-cancelable. If the client can benefit from the license only in conjunction with a related service, the license is not distinct and is combined with the other services as a single performance obligation.

We recognize revenue when (or as) we satisfy a performance obligation by transferring promised licenses and or services underlying the performance obligation to the client. Some of our performance obligations are satisfied over time as the product is transferred to the client. Performance obligations which are not satisfied over time are satisfied at a point in time.

Determining whether the products and services in a contract are distinct and identifying the performance obligations requires judgment. When we assess contracts with clients we determine if the data we promise to transfer to the client is individually distinct or is combined with other licenses or services which together form a distinct product or service and a performance obligation. We also consider if we promise to transfer a specific quantity of data or provide unlimited access to data.

We determined that when clients can purchase a specified quantity of data based on their selection criteria and data layout, each data record is distinct and a performance obligation, satisfied on delivery. If we promise to update the initial data set at specified intervals, each update is a performance obligation, which we satisfy when the update data is delivered.

When we provide clients continuous access to the latest data using our API-based and online products, the client can consume and benefit from this content daily as we provide access to the data. We determined that for this type of offering our overall promise is a service of daily access to data which represents a single performance obligation satisfied over time. We recognize revenue ratably for this type of performance obligation.

Clients can purchase unlimited access to data in many of our products for the non-cancelable contract term. These contracts are priced based on their anticipated usage volume of the product and we have the right to increase the transaction price in the following contract year if usage in the current contract year exceeds certain prescribed limits. The limits are set at a level that the client is unlikely to exceed so in general, we fully constrain any variable consideration until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. For these contracts the performance obligation is satisfied over time as we provide continuous access to the data. We recognize revenue ratably over the contract term.

For products sold under our annual and monthly discount plans the client receives a discount based on the amount they commit to spend annually, or the actual amount spent at the end of each monthly billing cycle. Each report or data packet purchased is a separate performance obligation which is satisfied when the report or data packet is delivered. The client can also purchase a monitoring service on the report or data packet which is a performance obligation satisfied over time because the

client benefits from the service as we monitor the data and provide alerts when the data changes. We recognize revenue ratably over the monitoring period.

In some contracts, including annual discount plans, the client commits to spend a fixed amount on the products. Breakage occurs if the client does not exercise all their purchasing rights under the contract. We recognize breakage at the end of the contract when the likelihood of the client exercising their remaining rights becomes remote.

Many of our contracts provide the client an option to purchase additional products. If the option provides the client a discount which is incremental to discounts typically given for those products, the contract provides the client a material right that it would not receive without entering into the contract. An amount of the transaction price is allocated to the material right performance obligation and is recognized when the client exercises the option or when the option expires.

We have long-term contracts with our Worldwide Network partners. These contracts are typically for an initial term of up to 10 years and automatically renew for further terms unless notice is given before the end of the initial or renewal term. We grant each partner the exclusive right to sell our products in the countries that constitute their territory. We provide them access to data, use of our brand and technology and other services and support necessary for them to sell our products and services in their territory. We determined this arrangement is a series of distinct services and represents a single performance obligation satisfied over time. These contracts contain multiple streams of consideration, some of which are fixed and some are variable. These variable amounts are allocated to the specific service period during which the sales or usage occurred if the variable amount is commensurate with the benefit to the client of the additional service and is consistent with our customary pricing practices. Otherwise the variable amount is accounted for as a change in the transaction price for the contract. We recognize revenue ratably for this performance obligation.

We license our data to our alliance partners. Most contracts specify the number of licensed records or data sets to be delivered. If the licenses are distinct, we satisfy them on delivery of the data. Contract consideration is often a sales or usage-based royalty, sometimes accompanied by a guaranteed minimum amount. Any fixed consideration is allocated to each performance obligation based on the standalone selling price of the data. We apply the variable consideration exception for license revenue in the form of royalties when the license is the sole or predominant item to which the royalty relates. Royalty revenue is recognized when the later of the following events have occurred: (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all the royalty has been allocated has been satisfied (or partially satisfied).

Contracts with Multiple Performance Obligations

Our contracts with clients often include promises to transfer multiple performance obligations. For these contracts we allocate the transaction price to each performance obligation in the contract on a relative standalone selling price basis. The standalone selling price is the price at which we would sell the promised service separately to a client. We use the observable price based on prices in contracts with similar clients in similar circumstances. When the standalone selling price is not directly observable from actual standalone sales, we estimate a standalone selling price making maximum use of any observable data and estimates of what a client in the market would be willing to pay for those goods or services.

We allocate variable consideration to a performance obligation or a distinct product if the terms of the variable payment relate specifically to our efforts to satisfy the performance obligation or transfer the distinct product and the allocation is consistent with the allocation objective. If these conditions are not met or the transaction price changes for other reasons after contract inception, we allocate the change on the same basis as at contract inception.

Contract Combinations and Modifications

Many of our clients have multiple contracts for various products. Contracts entered into at or near the same time with the same client are combined into a single contract when they are negotiated together with a single commercial objective or the contracts are related in other ways.

Contract modifications are accounted for as a separate contract if additional products are distinct and the transaction price increases by an amount that reflects the standalone selling prices of the additional products. Otherwise, we generally account for the modifications as if they were the termination of the existing contracts and creation of new contracts if the remaining products are distinct from the products transferred before the modification. The new transaction price is the unrecognized revenue from the existing contracts plus the new consideration. This amount is allocated to the remaining performance obligations based on the relative standalone selling prices.

Restructuring Charges

(Tabular dollar amounts, except share data and per share data, in millions)

Restructuring charges have been recorded in accordance with Accounting Standards Codification ("ASC") 712-10, "Nonretirement Postemployment Benefits," or "ASC 712-10," and/or ASC 420-10, "Exit or Disposal Cost Obligations," or "ASC 420-10," as appropriate.

Right of use ("ROU") asset impairment charges and lease costs related to facilities we ceased to occupy are reflected in "Restructuring charges." Certain termination costs and obligations that do not meet the lease criteria are accounted for in accordance with ASC 420-10.

We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable in accordance with the provisions of ASC 712-10.

We account for one-time termination benefits and contract terminations in accordance with ASC 420-10, which addresses financial accounting and reporting for costs associated with restructuring activities. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and other lease costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement as described in ASC 712-10 or under a one-time benefit arrangement as defined by ASC 420-10. Inherent in the estimation of the costs related to the restructuring activities are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructuring activities, we have to make estimates related to the expenses associated with the restructuring activities. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management's most current estimates.

Leases

In accordance with Topic 842, at the inception of a contract, we assess whether the contract is, or contains, a lease. A contract contains a lease if it conveys to us the right to control the use of property, plant and equipment (an identified asset). We control the identified asset if we have a right to substantially all the economic benefits from use of the asset and the right to direct its use for a period of time.

Most of our leases expire over the next eight years, with the majority expiring within two years. Leases may include options to early terminate the lease or renew at the end of the initial term. Generally, these lease terms do not affect the term of the lease because we are not reasonably certain that we will exercise our option.

We use the incremental borrowing rate to determine the present value of the lease payments because the implicit rate is generally not available to a lessee. We determine the incremental borrowing rate using an applicable reference rate (LIBOR or LIBOR equivalent or local currency swap rates) considering both currency and lease term, combined with our estimated borrowing spread for secured borrowings.

We recognize operating lease expense on a straight-line basis over the term of the lease. Lease payments may be fixed or variable. Only lease payments that are fixed, in-substance fixed or depend on a rate or index are included in determining the lease liability. Variable lease payments include payments made to the lessor for taxes, insurance and maintenance of the leased asset and are recognized as operating costs as incurred.

We apply certain practical expedients allowed by Topic 842. Lease payments for leases with an initial term of 12 months or less are not included in right of use assets or operating lease liabilities. Instead they are recognized as short term lease operating costs on a straight-line basis over the term. We have also elected not to separate lease and non-lease components for certain equipment leases. Additionally, for certain equipment leases, we apply a portfolio approach to effectively account for lease ROU assets and liabilities.

Employee Benefit Plans

We provide various defined benefit plans to our employees as well as health care benefits to our retired employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in the consolidated financial statements. See Note 11.

Legal Contingencies

We are involved in legal proceedings, claims and litigation arising in the ordinary course of business for which we believe we have adequate reserves, and such reserves are not material to the consolidated financial statements. In addition, from time to time we may be involved in additional matters which could become material and for which we may also establish reserve amounts as discussed in Note 9. We record a liability when management believes that it is both probable that a liability has been incurred and we can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded; instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

Cash and Cash Equivalents

We consider all investments purchased with an initial term from the date of purchase by the Company to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates fair value because of the short maturity of the instruments.

Accounts Receivable Trade and Contract Assets

We classify the right to consideration in exchange for products or services transferred to a client as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional. Receivables include amounts billed and currently due from clients.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include unbilled amounts typically resulting from sale of long-term contracts when the revenue exceeds the amount billed to the client, and the right to payment is not subject to the passage of time. Amounts may not exceed their net realizable value.

Accounts Receivable Allowances

In order to determine an estimate of expected credit losses, receivables are segmented based on similar risk characteristics including historical credit loss patterns and industry or class of customers to calculate reserve rates. The Company uses an aging method for developing its allowance for credit losses by which receivable balances are stratified based on aging category. A reserve rate is calculated for each aging category which is generally based on historical information. The reserve rate is adjusted, when necessary, for current conditions (e.g., macroeconomic or industry related) and forecasts about the future. The Company also considers customer specific information (e.g., bankruptcy or financial difficulty) when estimating its expected credit losses, as well as the economic environment of the customers, both from an industry and geographic perspective, in evaluating the need for allowances.

Expected credit losses are added to the accounts receivable allowance. Actual uncollectible account write-offs are recorded against the allowance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Our headquarters building and related site improvements are depreciated over a period of 53 years and 14 years, respectively. See Note 17. Equipment, including furniture, is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement.

Computer Software

Computer software includes capitalized software development costs for various computer software applications for internal use, including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (back-office systems) and systems which we use to deliver our information solutions to clients (client-facing systems). Computer software also includes purchased software and software recognized in connection with acquisitions.

Costs incurred during a software development project's preliminary stage and post-implementation stage are expensed as incurred. Development activities that are eligible for capitalization include software design and configuration, development of interfaces, coding, testing, and installation. Capitalized costs are amortized on a straight-line basis over the estimated lives which range from three to eight years, beginning when the related software is ready for its intended use.

We enter into cloud computing arrangements to access third party software without taking possession of the software. We assess development activities required to implement such services and defer certain implementation costs directly related to the hosted software that would be eligible for capitalization for internal-use software projects. Deferred implementation costs related to these service arrangements do not qualify as capitalized software and are required to be expensed over the term of the service arrangement, beginning when the implementation activities, including testing, are substantially completed and the related software is operational for users.

We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.

Computer software and deferred implementation costs are tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets below).

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized and are tested for impairment at least annually at December 31 and more often if an event occurs or circumstances change which indicate it is more likely than not that fair value is less than carrying amount. If a qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit or an indefinite-lived intangible asset exceeds its estimated fair value, an additional quantitative evaluation is performed. The annual impairment tests of goodwill and indefinite-lived intangible assets may be completed through qualitative assessments. We may elect to bypass the qualitative assessment and proceed directly to a quantitative impairment test for goodwill or indefinite-lived intangible assets in any period. We may resume the qualitative assessment for any reporting unit or indefinite-lived intangible asset in any subsequent period.

Goodwill

We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. Our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and U.K., Europe, Greater China, India and our WWN alliances within the International segment.

For the qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact on the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting unit specific factors such as changes in key personnel, strategy, customers or competition. In addition, we assess whether the market value of the Company compared to the book amounts are indicative of an impairment.

For the quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on market multiples of current year EBITDA for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (e.g., recent divestitures or acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we use the discounted cash flow method to estimate the fair value of a reporting unit. The projected cash flows are based on management's most recent view of the long-term outlook for each reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditure projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.

An impairment charge is recorded if a reporting unit's carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating cost in the period that the impairment is identified.

For 2022, 2021 and 2020, we performed qualitative tests for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired.

See Note 18 for further detail on goodwill by segment.

Indefinite-Lived Intangible Assets

Under the qualitative approach, we perform impairment tests for indefinite-lived intangible assets based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. If we elect to

(Tabular dollar amounts, except share data and per share data, in millions)

bypass the qualitative assessment for any indefinite-lived intangible asset, or if a qualitative assessment indicates it is more likely than not that the estimated carrying amount of such asset exceeds its fair value, we proceed to a quantitative approach.

Under the quantitative approach, we estimate the fair value of the indefinite-lived intangible asset and compare it to its carrying value. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined primarily using income approach based on the expected present value of the projected cash flows of the assets.

Our indefinite-lived intangible assets are primarily related to the Dun & Bradstreet trade name which was recognized in connection with the Take-Private Transaction. As a result of the impairment tests performed using quantitative approach, no impairment charges for indefinite-lived intangible assets have been recognized for the years ended December 31, 2022, 2021 and 2020.

Definite-Lived Intangible Assets

Other amortizable intangible assets are recognized in connection with acquisitions. They are amortized over their respective useful life, based on the timing of the benefits derived from each of the intangible assets. Definite-lived intangible assets are also assessed for impairment. Below is a summary of weighted average amortization period for intangible assets at December 31, 2022.

	Weighted average amortization period (years)
Intangible assets:	
Reacquired right	15
Database	17
Customer relationships	17
Technology	10
Partnership agreements	14
Trademark	2

Impairment of Long-Lived Assets

Long-lived assets, including property, plant and equipment, right of use assets, internal-use software and other intangible assets held for use, are tested for impairment when events or circumstances indicate the carrying amount of the asset group that includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is considered unrecoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach or quoted market price, whichever is applicable.

Income Taxes

We are subject to income taxes in the United States and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, as applicable, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded valuation allowances in certain jurisdictions that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future

taxable income in the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material adverse effect on our financial condition, results of operations or cash flows.

Foreign Currency Translation

For all operations outside the United States where the local currency is the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using monthly average exchange rates. For those countries where the local currency is the functional currency, translation adjustments are accumulated in a separate component of stockholder equity. Foreign currency transaction gains and losses are recognized in earnings in the consolidated statement of operations and comprehensive income (loss).

Earnings Per Share ("EPS") of Common Stock

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the dilutive effect of our outstanding stock incentive awards. In the case of a net loss, the dilutive effect of the awards outstanding are not included in the computation of the diluted loss per share as the effect of including these shares in the calculation would be anti-dilutive. The dilutive effect of awards outstanding under the stock incentive plans reflected in diluted earnings per share was calculated under the treasury stock method.

Stock-Based Compensation

Stock-based compensation expense is determined based on the grant date fair value and recognized over the award's vesting period. For restricted stock, grant date fair value is based on the closing price of our stock on the date of grant. For stock options with service condition, we estimate the grant date fair value using the Black-Scholes valuation model. For stock options with market condition, we estimate grant date fair value using a Monte Carlo valuation model. We recognize forfeitures and the corresponding reductions in expense as they occur.

Subsequent to the Take-Private Transaction, our common stock was not publicly traded for a period of time. Thus, estimating grant date fair value prior to the IPO required us to make assumptions including stock price, expected time to liquidity, expected volatility and discount for lack of marketability. The fair value of the underlying shares prior to the IPO was determined contemporaneously with the grants. For our 2019 pre-IPO grants, we determined stock price per unit equal to the closing price of our Class A equity unit price on February 8, 2019, also the closing date of the Take-Private Transaction. Approximately 94% of the units issued in 2019 were granted in February and March 2019 and almost all of the rest were granted by June 2019. As these grant dates were shortly after the Take-Private Transaction and there were no indications that the value of our Company changed, we believe the Take-Private Transaction date price approximates our fair value on each of the grant dates.

Our stock-based compensation programs are described more fully in Note 12.

Financial Instruments

From time to time we use financial instruments to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks in order to minimize the potential negative impact and/or to reduce the volatility that these risks may have on our financial results. We do not use derivative financial instruments for trading or speculative purposes.

We employ established policies and procedures to manage our exposure to changes in interest rates and foreign currencies. We use foreign exchange forward and option contracts to hedge certain short-term foreign currency denominated loans and third-party and intercompany transactions. We also use cross-currency swaps to hedge our net investments in our foreign subsidiaries. In addition, we use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance.

We recognize all such financial instruments on the balance sheet at their fair values, as either assets or liabilities, with an offset to earnings or other comprehensive earnings, depending on whether the derivative is designated as part of an effective

hedge transaction and, if it is, the type of hedge transaction. As of December 31, 2022 and 2021, certain of our derivative instruments meet hedge accounting criteria and are designated as one of the following on the date it is entered into:

Cash Flow Hedge - A hedge of the exposure to variability in the cash flows of a recognized asset, liability or a forecasted transaction. For qualifying cash flow hedges, the changes in fair value of hedging instruments are reported as Other comprehensive income (loss) ("OCI") and are reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

Net Investment Hedge - A hedge of the exposure to changes in the value of the net investment in a foreign operation that could occur as a result of changes in foreign exchange rates between a foreign operation's local currency and the Company's reporting currency. For qualifying net investment hedges, the changes in fair value of hedging instruments are reported as cumulative translation adjustment ("CTA"), a component of OCI, and remain in accumulated other comprehensive income ("AOCI") until the hedged net investment is sold or substantially liquidated.

We formally document all relationships between hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period, and we have documented policies for managing our exposures. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged. The hedge accounting effectiveness is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. If a hedging instrument is not designated as a hedge or ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized currently in income. See Note 14 for further discussion.

Fair Value Measurements

We account for certain assets and liabilities at fair value, including purchase accounting applied to assets and liabilities acquired in a business combination and long-lived assets that are written down to fair value when they are impaired. We use the acquisition method of accounting for all business combinations. This method requires us to allocate the cost of the acquisition to the assets acquired and the liabilities assumed based on the estimates of fair value for such items, including intangible assets and technology acquired. The excess of the purchase consideration over the fair value of assets acquired and liabilities assumed is recorded as goodwill. We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (in either case an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input	Input Definition
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.
Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.
Level III	Unobservable inputs for the asset or liability in which little or no market data exists, therefore requiring management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often requires us to make significant estimates and assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to our assets and liabilities being valued. Other significant assumptions include us projecting future cash flows related to revenues and expenses based on our business plans and outlook which can be significantly impacted by our future growth opportunities,

(Tabular dollar amounts, except share data and per share data, in millions)

general market environment and geographic sentiment. We may use third-party valuation consultants to assist in the determination of such estimates. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale.

Note 3 -- Recent Accounting Pronouncements

We consider the applicability and impact of all Accounting Standards Updates ("ASUs") and applicable authoritative guidance. The ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on our consolidated financial position, results of operations and/or cash flows.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740)." The amendments in this Update simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. We adopted this update as of January 1, 2021. This update did not have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers." The amendments require an acquirer to recognize and measure contract assets and contract liabilities in a business combination based on the guidance of ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" rather than fair value. For public business entities, the amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption of this ASU is permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. We early adopted this update during the fourth quarter of 2021. As a result of the adoption of this update, no fair value adjustments were made to the acquired deferred revenue balances for acquisitions completed in 2021. See Note 16 for further detail.

In March 2020, the FASB issued ASU No. 2020-04 "Facilitation of the Effects of Reference Rate Reform on Financial Reporting" to provide temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, "Reference Rate Reform - Scope," which clarified the scope and application of the original guidance in ASU No. 2020-04. On December 21, 2022, the FASB issued ASU No. 2022-06 which extends the transition date to December 31, 2024. We adopted this update during the fourth quarter of 2022. This update did not have a material impact on our consolidated financial statements.

Note 4 -- Revenue

The total amount of the transaction price for our revenue contracts allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2021 is as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Future revenue	$ 1,301.7	$ 630.0	$ 339.7	$ 184.9	$ 109.2	$ 335.9	$ 2,901.4

The table of future revenue does not include any amount of variable consideration that is a sales or usage-based royalty in exchange for distinct data licenses or that is allocated to a distinct service period within a single performance obligation that is a series of distinct service periods.

(Tabular dollar amounts, except share data and per share data, in millions)

Timing of Revenue Recognition

	Year Ended December 31,		
	2022	2021	2020
Revenue recognized at a point in time	$ 925.0	$ 931.8	$ 762.7
Revenue recognized over time	1,299.6	1,233.8	976.0
Total revenue recognized	$ 2,224.6	$ 2,165.6	$ 1,738.7

Contract Balances

	At December 31,		
	2022	2021	2020
Accounts receivable, net	$ 271.6	$ 401.7	$ 319.3
Short-term contract assets (1)	$ 6.2	$ 3.4	$ 0.7
Long-term contract assets (2)	$ 5.6	$ 9.1	$ 3.8
Short-term deferred revenue	$ 563.1	$ 569.4	$ 477.2
Long-term deferred revenue (3)	$ 13.9	$ 13.7	$ 14.6

(1) Included within other current assets in the consolidated balance sheet

(2) Included within other non-current assets in the consolidated balance sheet

(3) Included within other non-current liabilities in the consolidated balance sheet

The decrease in accounts receivable of $130.1 million from December 31, 2021 to December 31, 2022 was primarily due to the accounts receivable securitization facility agreement the Company entered in September 2022. See Note 7 for more detailed discussion.

The decrease in deferred revenue of $6.1 million from December 31, 2021 to December 31, 2022 was primarily due to $496.4 million of revenue recognized that was included in the deferred revenue balance at December 31, 2021, largely offset by cash payments received or due in advance of satisfying our performance obligations.

The increase in deferred revenue of $91.3 million from December 31, 2020 to December 31, 2021 was primarily due to cash payments received or due in advance of satisfying our performance obligations, and the acquisition of Bisnode, largely offset by approximately $428.9 million of revenue recognized that was included in the deferred revenue balance at December 31, 2020. See Note 16 for further discussion with regard to the acquisition of Bisnode.

The increase in contract assets of $8.0 million from December 31, 2020 to December 31, 2021 was primarily due to new contract assets recognized, net of new amounts reclassified to receivables during 2021, largely offset by $2.1 million of contract assets included in the balance at December 31, 2020 that were reclassified to receivables when they became unconditional.

See Note 18 for a schedule providing a further disaggregation of revenue.

Assets Recognized for the Costs to Obtain a Contract

Commission assets, net of accumulated amortization included in deferred costs in the consolidated balance sheet, was $143.7 million and $116.1 million as of December 31, 2022 and December 31, 2021, respectively.

The amortization of commission assets, reported in selling and administrative expenses within the consolidated income statement, was $37.2 million, $27.1 million and $17.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 5 -- Restructuring Charges

We incurred restructuring charges (which generally consist of employee severance and termination costs, and contract terminations). These charges were incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.

We recorded a restructuring charge of $20.5 million for the year ended December 31, 2022. This charge consists of:

- Severance costs of $14.0 million under ongoing benefit arrangements. Approximately 270 employees were impacted. Most of the employees impacted exited the Company by the end of 2022. The cash payments for these employees will be substantially completed by the end of the first quarter of 2023; and

- Contract termination, write down of right of use assets and other exit costs, including those to consolidate or close facilities of $6.5 million.

We recorded a restructuring charge of $25.1 million for the year ended December 31, 2021. This charge consists of:

- Severance costs of $18.9 million under ongoing benefit arrangements. Approximately 190 employees were impacted. Most of the employees impacted exited the Company by the end of 2021. The cash payments for these employees were substantially completed by the end of the first quarter of 2022; and

- Contract termination, write down of right of use assets and other exit costs, including those to consolidate or close facilities of $6.2 million.

We recorded a restructuring charge of $37.3 million for the year ended December 31, 2020. This charge consists of:

- Severance costs of $9.9 million under ongoing benefit arrangements. Approximately 165 employees were impacted. Most of the employees impacted exited the Company by the end of 2020. The cash payments for these employees were substantially completed by the end of the second quarter of 2021; and

- Contract termination, impairment of right of use assets and other exit costs, including those to consolidate or close facilities of $27.4 million.

The following table sets forth the restructuring reserves and utilization:

	Severance and termination	Contract termination and other exit costs	Total
Balance remaining as of December 31, 2019	$ 5.8	$ 4.5	$ 10.3
Charge taken during 2020 (1)	9.9	5.9	15.8
Payments made during 2020	(13.1)	(3.3)	(16.4)
Balance remaining as of December 31, 2020	$ 2.6	$ 7.1	$ 9.7
Charge taken during 2021 (1)	18.9	—	18.9
Payments made during 2021	(16.8)	(3.8)	(20.6)
Balance remaining as of December 31, 2021	$ 4.7	$ 3.3	$ 8.0
Charge taken during 2022 (1)	14.0	1.9	15.9
Payments made during 2022	(13.9)	(3.0)	(16.9)
Balance remaining as of December 31, 2022	$ 4.8	$ 2.2	$ 7.0

(1) Balance excludes charges accounted for under Topic 842.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 6 -- Notes Payable and Indebtedness

Our borrowings are summarized in the following table:

		At December 31, 2022			At December 31, 2021		
	Maturity	Principal amount	Debt issuance costs and discount*	Carrying value	Principal amount	Debt issuance costs and discount*	Carrying value
Debt maturing within one year:							
2026 Term loan (1)	February 8, 2026	$ 28.1	$ —	$ 28.1	$ 28.1	$ —	$ 28.1
2029 Term Loan (1)	January 18, 2029	4.6	—	4.6	—	—	—
Total short-term debt		$ 32.7	$ —	$ 32.7	$ 28.1	$ —	$ 28.1
Debt maturing after one year:							
2026 Term loan (1)	February 8, 2026	$ 2,651.7	$ 49.2	$ 2,602.5	$ 2,754.8	$ 64.5	$ 2,690.3
2029 Term Loan (1)	January 18, 2029	451.9	6.5	445.4	—	—	—
Revolving facility (1) (2)	September 11, 2025	50.3	—	50.3	160.0	—	160.0
5.000% Senior unsecured notes (1)	December 15, 2029	460.0	6.0	454.0	460.0	6.8	453.2
6.875% Senior secured notes (1)	Fully paid off in January 2022	—	—	—	420.0	6.8	413.2
Total long-term debt		$ 3,613.9	$ 61.7	$ 3,552.2	$ 3,794.8	$ 78.1	$ 3,716.7
Total debt		$ 3,646.6	$ 61.7	$ 3,584.9	$ 3,822.9	$ 78.1	$ 3,744.8

*Represents the unamortized portion of debt issuance costs and discounts.

(1) The 5.000% Senior Unsecured Notes, the 6.875% Senior Secured Notes and the Senior Secured Credit Facilities contain certain covenants that limit our ability to incur additional indebtedness and guarantee indebtedness, create liens, engage in mergers or acquisitions, sell, transfer or otherwise dispose of assets, pay dividends and distributions or repurchase capital stock, prepay certain indebtedness and make investments, loans and advances. We were in compliance with these non-financial covenants at December 31, 2022 and December 31, 2021.

(2) The Revolving Facility contains a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 6.75. The financial covenant applies only if the aggregate principal amount of borrowings under the Revolving Facility and certain outstanding letters of credit exceeds 35% of the total amount of commitments under the Revolving Facility on the last day of any fiscal quarter. The financial covenant did not apply at December 31, 2022 and December 31, 2021.

Senior Notes

5.000% Senior unsecured notes

On December 20, 2021, we issued $460 million in aggregate principal amount of 5.000% Senior Unsecured Notes due December 15, 2029. The proceeds from the issuance of Senior Unsecured Notes and cash on hand were used to fund the full redemption of the then-existing $450 million in aggregate principal amount of our 10.250% Senior Unsecured Notes due 2027, inclusive of an early redemption premium of $29.5 million, accrued interest and other fees and expenses. As a result of the redemption, we recorded a loss on debt extinguishment of $42.0 million as the difference between the settlement payments of $479.5 million and the carrying amount of the debt of $437.5 million, including unamortized debt issuance costs of $12.5 million. The loss was recorded within "Non-operating income (expense)-net" for the year ended December 31, 2021. Initial debt issuance costs of $6.9 million related to the 5.000% Senior Unsecured Notes were recorded as a reduction of the carrying amount of the notes and will be amortized over the contractual term of the notes.

6.875% Senior secured notes

On February 8, 2019, we issued $700 million in aggregate principal amount of 6.875% Senior Secured Notes due 2026. Subsequently, we have partially repaid the obligation and at December 31, 2021 the aggregate principal outstanding balance was $420 million. On January 18, 2022, we repaid the remaining obligation, including $420 million in aggregate

(Tabular dollar amounts, except share data and per share data, in millions)

principal amount, early redemption premium of $16.3 million, accrued interest and fees and expenses. As a result of the redemption, we recorded a loss on debt extinguishment of $23.0 million as the difference between the settlement payments of $436.3 million and the carrying amount of the debt of $413.3 million, including unamortized debt issuance costs of $6.7 million. The loss was recorded within "Non-operating income (expense)-net" for the year ended December 31, 2022.

Senior Secured Credit Facilities

On February 8, 2019, the Company entered into a credit agreement governing its Senior Secured Credit Facilities (the "Senior Secured Credit Facilities"). Subsequently, the credit agreement has been amended several times. Currently, the Senior Secured Credit Facilities consist of a senior secured term loan facility and a senior secured revolving credit facility. Our senior secured term loan facility includes a seven-year senior secured term loan with a maturity date of February 8, 2026 ("2026 Term Loan"), and a seven-year senior secured term loan with a maturity date of January 18, 2029 ("2029 Term Loan"). Our five-year senior secured revolving credit facility has a maturity date of September 11, 2025.

On January 27, 2021, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility to reduce the applicable margin for the term loan facility by 0.50% overall, resulting in a margin spread of LIBOR plus 3.25% per annum or the applicable base rate plus 2.25% per annum and establish a 0.25% step down in the applicable margin if the Company maintains a rating of at least B+ from Standard & Poor’s Investors Ratings Services and receives at least B1 from Moody’s Investors Service.

On January 18, 2022, we amended our credit agreement dated February 8, 2019, specifically related to the Term Loan Facility, to establish Incremental Term Loans, or the 2029 Term Loan, in an aggregate principal amount of $460 million with a maturity date of January 18, 2029. Initial debt issuance costs of $7.4 million related to the 2029 Term Loan were recorded as a reduction of the carrying amount of the term loan and will be amortized over its contractual term. We used the proceeds from the 2029 Term Loans to redeem our then-outstanding 6.875% Senior Secured Note. See discussion above under "Senior Notes" within this Note 6.

Borrowings under the Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a LIBOR or Secured Overnight Financing Rate ("SOFR") for the interest period relevant to such borrowing, subject to interest rate floors, and they are secured by substantially all of the Company’s assets. Initial debt issuance costs related to the Term Loan facility were recorded as a reduction of the carrying amount of the Term Loan Facility and are being amortized over the term of the facility. Initial debt issuance costs related to the Revolving Facility were included in "Other non-current assets" on the consolidated balance sheet and amortized over the term of the Revolving Facility.

Other details of the Senior Secured Credit Facilities:

- For the 2029 Term Loan, beginning June 30, 2022, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on January 18, 2029. The 2029 Incremental Term Loan bears interest at a rate per annum equal to 325 basis points over a SOFR rate for the interest period. The interest rate associated with the outstanding balance of the 2029 Term Loan at December 31, 2022 was 7.573%.

- For the 2026 Term Loan, beginning June 30, 2020, the principal amount is required to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. On September 15, 2022, we paid down an additional $75 million to reduce the borrowing of the 2026 Term Loan. The margin to LIBOR was 500 basis points initially. Several amendments were made subsequently to reduce the margin to LIBOR. As of December 31, 2022 and December 31, 2021, the spread was 325 basis points. The interest rates associated with the outstanding balances of the 2026 Term Loan at December 31, 2022 and December 31, 2021 were 7.639% and 3.352%, respectively.

- For borrowings under the Revolving Facility, the margin to LIBOR was 350 basis points initially. Subsequent to the IPO transaction, the spread was reduced by 25 basis points to 325 basis points, subject to a ratio-based pricing grid. The aggregate amount available under the Revolving Facility is $850 million. The available borrowings under the Revolving Facility at December 31, 2022 and December 31, 2021 were $799.7 million and $690.0 million, respectively. The interest rates associated with the outstanding balances of the Revolving Facility at December 31, 2022 and December 31, 2021 were 7.574% and 3.104%, respectively.

(Tabular dollar amounts, except share data and per share data, in millions)

Below table sets forth the scheduled maturities and interest payments for our total debt outstanding as of December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total
Debt principal outstanding as of December 31, 2022	$ 32.7	$ 32.7	$ 83.0	$ 2,600.1	$ 4.6	$ 893.5	$ 3,646.6
Interest associated with debt outstanding as of December 31, 2022	265.3	262.8	259.2	77.5	56.2	80.4	1,001.4
Total debt and interest	$ 298.0	$ 295.5	$ 342.2	$ 2,677.6	$ 60.8	$ 973.9	$ 4,648.0

Other

We were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties totaling $11.8 million at December 31, 2022 and $13.5 million at December 31, 2021.

We entered into interest rate swaps and cross currency interest rate swaps, with various maturity dates, in order to manage the impact of interest rate changes. As of December 31, 2022, we had interest rate swap contracts and cross-currency interest rate contracts with an aggregate notional amount of $1,250 million and $375 million, respectively. As of December 31, 2021, we had interest rate swap contracts with an aggregate notional amount of $1,000 million. See Note 14 for more detailed discussion.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 7 -- Accounts Receivable Securitization Facility

In September 2022, the Company entered into a three-year revolving securitization facility agreement to transfer customer receivables of one of our U.S. subsidiaries (“Originator”) through our bankruptcy-remote subsidiary (“SPE”) to a third-party financial institution (“Purchaser”) on a recurring basis in exchange for cash equal to the gross receivables transferred. The facility had initial monthly drawing limits ranging from $160 million to $215 million, and was subsequently modified to $170 million to $215 million in December 2022. Transfers of our U.S. accounts receivable from the SPE to the Purchaser are accounted for as a sale of financial assets, and the accounts receivable are derecognized from the consolidated financial statements, as the SPE transfers effective control and risk associated with the transferred accounts receivable. Other than collection and administrative responsibilities, the Company and related subsidiaries have no continuing involvement in the transferred accounts receivable. The accounts receivable, once sold, are no longer available to satisfy creditors of the Company or the related subsidiaries in the event of bankruptcy. These sales are transacted at the face value of the relevant accounts receivable. The future outstanding balance of trade receivables that will be sold is expected to vary based on the level of activity and other factors. The receivables sold are fully guaranteed by the SPE that also pledges further accounts receivable as collateral under this agreement. The Company controls and therefore consolidates the SPE in its consolidated financial statements.

The Company derecognized accounts receivable of $491.7 million and collected $491.7 million of accounts receivable sold under this agreement during the year ended December 31, 2022. Unsold accounts receivable of $123.5 million were pledged by the SPE as collateral to the Purchaser as of December 31, 2022. As of December 31, 2022, recourse liability related to the receivables sold that have not been collected was immaterial.

Fees incurred for the facility, including fees for administrative responsibilities, during the year ended December 31, 2022 were $3.8 million and have been reflected within "Non-operating income (expense) – net” in the consolidated statements of operations and comprehensive income (loss).

Cash activity related to the Facility is reflected in "Net cash provided by operating activities" in the consolidated statements of cash flows.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 8 — Leases

The right of use assets and lease liabilities related to operating leases included in our balance sheet are as follows:

	December 31, 2022	December 31, 2021
Right of use assets included in other non-current assets	$ 53.1	$ 71.9
Short-term operating lease liabilities included in other accrued and current liabilities	$ 17.7	$ 26.0
Long-term operating lease liabilities included in other non-current liabilities	43.9	59.4
Total operating lease liabilities	$ 61.6	$ 85.4

We recognized $5.9 million and $33.6 million for both right of use assets and lease liabilities related to new operating leases for the year ended December 31, 2022 and 2021, respectively. New leases recognized in 2021 were primarily related to acquired assets in connection with acquisitions during 2021.

The operating lease cost, supplemental cash flow and other information, and maturity analysis for leases is as follows:

	Year Ended December 31,		
	2022	2021	2020
Operating lease costs	$ 21.4	$ 28.1	$ 26.9
Variable lease costs	5.8	5.1	3.1
Short-term lease costs	1.3	1.6	0.4
Sublease income	(3.4)	(2.4)	(0.8)
Total lease costs	$ 25.1	$ 32.4	$ 29.6

We recorded an impairment charge of $2.6 million, $1.9 million and $17.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, our decision to shift our workforce model to a hybrid model working remotely in the United States and certain international markets.

Cash paid for operating leases is included in operating cash flows and was $30.2 million, $36.8 million and $28.1 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We entered into equipment finance lease agreements on December 21, 2022 and recognized $4.1 million for both right of use assets and lease liabilities reported within "Property, plant and equipment" and "Other accrued and current liabilities", respectively, as of December 31, 2022. The liabilities of $4.1 million were fully paid off in January 2023. Remaining finance leases as of December 31, 2022 and 2021 were immaterial.

(Tabular dollar amounts, except share data and per share data, in millions)

The maturity analysis for operating lease liabilities is as follows:

	December 31, 2022
2023	$ 20.5
2024	15.7
2025	13.6
2026	10.4
2027	5.2
Thereafter	3.3
Undiscounted cash flows	68.7
Less imputed interest	7.1
Total operating lease liabilities	$ 61.6

Other supplemental information on remaining lease term and discount rate is as follows:

	December 31,	
	2022	2021
Weighted average remaining lease term (in years)	4.1	4.3
Weighted average discount rate	5.1 %	5.0 %

Note 9 -- Contingencies

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters related to our operations, such as claims brought by our clients in connection with commercial disputes, defamation claims by subjects of our reporting, and employment claims made by our current or former employees, some of which include claims for punitive or exemplary damages. Our ordinary course litigation may also include class action lawsuits, which make allegations related to various aspects of our business. From time to time, we are also subject to regulatory investigations or other proceedings by state and federal regulatory authorities as well as authorities outside of the U.S., some of which take the form of civil investigative demands or subpoenas. Some of these regulatory inquiries may result in the assessment of fines for violations of regulations or settlements with such authorities requiring a variety of remedies. We believe that none of these actions depart from customary litigation or regulatory inquiries incidental to our business.

We review lawsuits and other legal and regulatory matters (collectively "legal proceedings") on an ongoing basis when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, management bases its decision on its assessment of the ultimate outcome assuming all appeals have been exhausted. For legal proceedings where it has been determined that a loss is both probable and reasonably estimable, a liability based on known facts and which represents our best estimate has been recorded. Actual losses may materially differ from the amounts recorded and the ultimate outcome of our pending cases is generally not yet determinable.

While some of these matters could be material to our operating results or cash flows for any particular period if an unfavorable outcome results, at present we do not believe the ultimate resolution of currently pending legal proceedings, either individually or in the aggregate, will have a material adverse effect on our financial condition.

In addition, in the normal course of business, and including without limitation, our merger and acquisition activities, strategic relationships and financing transactions, the Company indemnifies other parties, including clients, lessors and parties to other transactions with the Company, with respect to certain matters. We have agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has also entered into indemnity obligations with its officers and directors.

(Tabular dollar amounts, except share data and per share data, in millions)

Federal Trade Commission Consent Agreement

On April 10, 2018, the Federal Trade Commission (the "FTC" or the "Commission") issued a Civil Investigative Demand ("CID") to Dun & Bradstreet, Inc. ("D&B Inc.," a wholly-owned subsidiary of the Company) related to an investigation by the FTC into potential violations of Section 5 of the Federal Trade Commission Act (the "FTC Act"), primarily concerning our credit managing and monitoring products such as CreditBuilder. D&B Inc. completed its response to the CID in November 2018. On May 28, 2019, the FTC staff informed D&B Inc. that it believes that certain of D&B's practices violated Section 5 of the FTC Act, and informed D&B Inc. that it had been given authority by the FTC's Bureau of Consumer Protection to engage in consent negotiations. Following discussions between the Company and the FTC staff, on September 9, 2019, the FTC issued a second CID seeking additional information, data and documents. The Company completed its response to the second CID in April 2020. In a letter dated March 2, 2020, the FTC staff identified areas of interest related to the CIDs and we completed our responses to the letter on April 7, 2020. On April 20, 2020, the FTC and D&B Inc. entered a tolling agreement with respect to potential claims related to the subject matter of the investigation. On February 23, 2021, the FTC staff provided D&B Inc. with a draft complaint and consent order outlining its allegations and the forms of relief sought, and advised that it had been given authority to engage in consent negotiations. Following consent negotiations, on September 21, 2021, D&B Inc. agreed to enter into an Agreement Containing Consent Order ("Consent Agreement"). On January 13, 2022, the FTC informed the Company that the Commission had voted to accept the Consent Agreement. On January 19, 2022, the Consent Agreement was published in the Federal Register, triggering a 30-day public comment period that ended on February 18, 2022. The Consent Agreement remains subject to final approval by the Commission following the public comment period. On April 6, 2022, the Commission finalized approval of the Consent Agreement. On May 27, 2022, the Company completed sending notices and refund checks required by the Consent Agreement. Refund-eligible customers had 30 days from the date of their notice (or, in the event of returned mail, the date of the remailed notice) to elect a refund, and the Company can void any uncashed checks after 187 days. All refunds have been issued.

In accordance with ASC 450, an accrual in respect to this matter was included in the consolidated balance sheet as of December 31, 2021.

Right of Publicity Class Actions

DeBose v. Dun & Bradstreet Holdings, Inc., No. 2:22-cv-00209-ES-CLW (D.N.J.)

On January 17, 2022, Plaintiff Rashad DeBose filed a Class Action Complaint against the Company, alleging that the Company used the purported class members' names and personas to promote paid subscriptions to the Company's Hoovers product website without consent, in violation of the Ohio right of publicity statute and Ohio common law prohibiting misappropriation of a name or likeness. On March 30, 2022, the Company filed a motion to dismiss the Complaint. The motion was briefed, and in November 2022 the Court requested supplemental briefing. Supplemental briefing was completed in January 2023. The Court has not yet set a date for oral argument. Discovery has commenced.

In accordance with ASC 450 Contingencies, as the Company is in the very early stage of investigating the claims and is still evaluating the claims and its defenses, we therefore have no basis to determine that a loss in connection with this matter is probable, reasonably possible or estimable, and thus no reserve has been established nor has a range of loss been disclosed. While this matter is in a very early stage, as it is a potential class action, in an abundance of caution, we have included it in our public filings.

Batis v. Dun & Bradstreet Holdings, Inc., No. 4:22-cv-01924-AGT (N.D.Cal.)

On March 25, 2022, Plaintiff Odette R. Batis filed a Class Action Complaint against the Company, alleging that the Company used the purported class members' names and personas to promote paid subscriptions to the Company's Hoovers product website without consent, in violation of the California right of publicity statute, California common law prohibiting misappropriation of a name or likeness and California's Unfair Competition Law. On June 30, 2022, the Company filed a motion to dismiss the Complaint pursuant to California's anti-SLAPP statute. On February 9, 2023, the Court issued an opinion and order denying the Company's pending motion to dismiss the Complaint. The initial case management conference has been adjourned until March 17, 2023.

In accordance with ASC 450 Contingencies, as the Company is in the very early stage of investigating the claims and is still evaluating the claims and its defenses, we therefore have no basis to determine that a loss in connection with this matter is probable, reasonably possible or estimable, and thus no reserve has been established nor has a range of loss been disclosed. While this matter is in a very early stage, as it is a potential class action, in an abundance of caution, we have included it in our public filings.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 10 -- Income Taxes

Income (loss) before provision for income taxes consisted of:

	Year Ended December 31,		
	2022	2021	2020
U.S.	$ (266.6)	$ (266.0)	$ (401.1)
Non-U.S	239.4	220.8	174.7
Income (loss) before provision for income taxes and equity in net income of affiliates	$ (27.2)	$ (45.2)	$ (226.4)

	Year Ended December 31,		
	2022	2021	2020
Current tax provision:			
U.S. Federal	$ 62.8	$ 56.9	$ (29.9)
State and local	11.8	13.8	7.2
Non-U.S.	49.3	40.1	28.0
Total current tax provision	$ 123.9	$ 110.8	$ 5.3
Deferred tax provision:			
U.S. Federal	$ (94.1)	$ (92.6)	$ (100.7)
State and local	(42.8)	15.1	(16.9)
Non-U.S.	(15.8)	(9.9)	(0.1)
Total deferred tax provision	$ (152.7)	$ (87.4)	$ (117.7)
Provision (benefit) for income taxes	$ (28.8)	$ 23.4	$ (112.4)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes:

	Year Ended December 31,		
	2022	2021	2020
Statutory tax rate	21.0 %	21.0 %	21.0 %
State and local taxes, net of U.S. Federal tax benefits (1)	123.2	(58.0)	5.7
Nondeductible charges (2)	(34.0)	(5.3)	(1.2)
Change in fair value of make-whole derivative liability (3)	—	—	(3.0)
U.S. taxes on foreign income	(11.3)	(9.5)	(0.9)
Non-U.S. taxes (5)	65.7	23.2	3.6
Valuation allowance	(2.4)	(2.9)	(0.2)
Interest	(0.5)	0.5	(0.2)
Tax credits and deductions (5)	32.6	30.4	6.7
Tax contingencies related to uncertain tax positions	(4.4)	0.7	(0.8)
GILTI tax (5)	(80.9)	(51.6)	(8.2)
CARES Act (4)	—	—	25.5
Other	(3.0)	(0.3)	1.6
Effective tax rate	106.0 %	(51.8)%	49.6 %

(1) Primarily related to the impact of state apportionment changes in each year. The impact for 2021 also reflects the state apportionment changes to our net U.S. deferred taxes as a result of our corporate headquarter move.

(2) The impact for 2022 and 2021 reflects non-deductible compensation costs. The impact for 2020 reflects non-deductible transaction costs associated with our Initial Public Offering in July 2020.

(Tabular dollar amounts, except share data and per share data, in millions)

(3) The impact was due to the non-deductible mark to market expense for tax purposes. The change in fair value of make-whole derivative liability expense was associated with the make-whole provision liability for the Series A Preferred Stock.

(4) The impact was due to the CARES Act which was signed into law on March 27, 2020. Among other provisions, the law provides that net operating losses arising in a tax year beginning in 2018, 2019, or 2020 can be carried back five years.

(5) Primarily due to the impact of lower consolidated pre-tax loss for the year ended December 31, 2022 compared to the year ended December 31, 2021 and 2020.

Income taxes paid were $143.8 million, $81.9 million and $118.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Income taxes refunded were $4.0 million, $69.2 million and $1.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Deferred tax assets (liabilities) are comprised of the following:

	December 31,	
	2022	2021
Deferred tax assets:		
Operating losses	$ 62.3	$ 69.3
Interest expense carryforward	153.5	121.4
Bad debts	5.1	5.3
Accrued expenses	9.5	8.8
Capital loss and credit carryforwards	15.4	15.7
Pension and postretirement benefits	33.9	30.9
Foreign exchange	9.0	—
ASC 842 - Lease liability (1)	16.0	20.8
Equity Compensation	10.5	10.2
Other	9.3	11.4
Total deferred tax assets	$ 324.5	$ 293.8
Valuation allowance	(37.0)	(39.4)
Net deferred tax assets	$ 287.5	$ 254.4
Deferred tax liabilities:		
Intangibles	$ (1,230.8)	$ (1,388.3)
Commission Assets	(35.6)	(29.1)
Fixed assets	(12.5)	(5.1)
ASC 842 - ROU asset (1)	(15.1)	(19.1)
Other	(1.2)	(1.5)
Total deferred tax liabilities	$ (1,295.2)	$ (1,443.1)
Net deferred tax (liabilities) assets	$ (1,007.7)	$ (1,188.7)

(1) Prior year amounts were updated to reflect an immaterial correction of previous netting of certain deferred taxes.

As a result of the enactment of the 2017 Tax Cuts and Jobs Act, we no longer assert indefinite reinvestment for any historical unrepatriated earnings through December 31, 2017. We intend to reinvest indefinitely all earnings from our China and India subsidiaries earned after December 31, 2017 and therefore have not provided for deferred income and foreign withholding taxes related to these jurisdictions.

We have federal, state and local, and foreign tax loss carryforwards, the tax effect of which was $62.3 million as of December 31, 2022. Of the $62.3 million, $35.8 million have an indefinite carry-forward period with the remainder of $26.5 million expiring at various times between 2023 and 2042. Additionally, we have non-U.S. capital loss carryforwards. The associated tax effect was $11.9 million and $13.3 million as of December 31, 2022 and 2021, respectively.

We have established valuation allowances against certain U.S. state and non-U.S. net operating losses and capital loss carryforwards in the amounts of $36.5 million and $38.8 million as of December 31, 2022 and 2021, respectively. In our

opinion, certain U.S. state and non-U.S. net operating losses and capital loss carryforwards are more likely than not to expire before we can utilize them.

We or one of our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the Internal Revenue Service ("IRS") for years prior to 2019. In state and local jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2019. In foreign jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2016.

The following is a reconciliation of the gross unrecognized tax benefits:

Gross unrecognized tax benefits as of December 31, 2019	$	17.1
Additions for current year's tax positions		2.3
Increase in prior years' tax positions		0.3
Reduction due to expired statute of limitations [1]		(0.8)
Gross unrecognized tax benefits as of December 31, 2020	$	18.9
Additions for current year's tax positions		0.5
Increase in prior years' tax positions		0.6
Settlements with taxing authority		(0.4)
Reduction due to expired statute of limitations [2]		(1.0)
Gross unrecognized tax benefits as of December 31, 2021	$	18.6
Additions for current year's tax positions		1.0
Increase in prior years' tax positions		0.4
Settlements with taxing authority		(0.3)
Reduction due to expired statute of limitations [3]		(0.8)
Gross unrecognized tax benefits as of December 31, 2022	$	18.9

[1]   The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2016 tax year.
[2]   The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2017 tax year.
[3]   The decrease was primarily due to the release of reserves as a result of the expiration of the statute of limitations for the 2018 tax year.

The amount of gross unrecognized tax benefits of $18.9 million that, if recognized, would impact the effective tax rate is $18.2 million, net of tax benefits.

We recognize accrued interest expense related to unrecognized tax benefits in the Provision (Benefit) for Income Taxes line in the consolidated statement of operations and comprehensive income (loss). The total amount of interest expense, net of tax benefits, recognized for the years ended December 31, 2022, 2021 and 2020 was $0.8 million $0.8 million and $0.6 million, respectively. The total amount of accrued interest as of December 31, 2022 and 2021 was $1.8 million and $1.3 million, respectively.

Note 11 -- Pension and Postretirement Benefits

Through June 30, 2007, we offered coverage to substantially all of our U.S. based employees under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account ("U.S. Qualified Plan"). Prior to that time, the U.S. Qualified Plan covered active and retired employees. The benefits to be paid upon retirement were based on a percentage of the employee's annual compensation. The percentage of compensation allocated annually to a retirement account ranged from 3% to 12.5% based on age and years of service. Amounts allocated under the U.S. Qualified Plan receive interest credits based on the 30-year Treasury rate or equivalent rate published by the Internal Revenue Service. Pension costs are determined actuarially and are funded in accordance with the Internal Revenue Code.

Effective June 30, 2007, we amended the U.S. Qualified Plan. Any pension benefit that had been accrued through such date under the plan was "frozen" at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan.

Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.

Prior to January 1, 2019, we also provided various health care benefits for eligible retirees. Postretirement benefit costs and obligations are determined actuarially. Effective January 1, 2019, the pre-65 health plan was terminated and the post-65 health plan is closed to new participants.

Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.

(Tabular dollar amounts, except share data and per share data, in millions)

Benefit Obligation and Plan Assets

The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also presents the line items in the consolidated balance sheet where the related assets and liabilities are recorded:

	Pension plans		Postretirement benefit obligations	
	Year Ended December 31,		Year Ended December 31,	
	2022	2021	2022	2021
Change in benefit obligation:				
Benefit obligation at beginning of year	$ (1,832.4)	$ (1,900.3)	$ (1.3)	$ (1.6)
Service cost	(3.0)	(5.2)	—	—
Interest cost	(35.2)	(27.4)	—	—
Benefits paid	91.2	94.1	0.2	0.2
Acquisitions	—	(87.4)	—	—
Plan amendment	0.2	0.3	—	—
Settlement	8.4	0.1	—	—
Plan participants' contributions	(0.9)	(0.9)	—	—
Actuarial (loss) gain	337.3	85.3	0.1	0.1
Effect of changes in foreign currency exchange rates	34.0	9.0	—	—
Benefit obligation at end of year	$ (1,400.4)	$ (1,832.4)	$ (1.0)	$ (1.3)
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,696.4	$ 1,620.4	$ —	$ —
Actual return on plan assets	(323.8)	143.7	—	—
Acquisitions	—	22.0	—	—
Employer contributions	7.0	7.5	0.2	0.2
Plan participants' contributions	0.9	0.9	—	—
Benefits paid	(91.2)	(94.1)	(0.2)	(0.2)
Settlement	(8.4)	—	—	—
Effect of changes in foreign currency exchange rates	(30.7)	(4.0)	—	—
Fair value of plan assets at end of year	$ 1,250.2	$ 1,696.4	$ —	$ —
Net funded status of plan	$ (150.2)	$ (136.0)	$ (1.0)	$ (1.3)

	Pension plans		Postretirement benefit obligations	
	December 31,		December 31,	
	2022	2021	2022	2021
Amounts recorded in the consolidated balance sheets:				
Prepaid pension assets (1)	$ 4.0	$ 36.6	$ —	$ —
Short-term pension and postretirement benefits (2)	(1.4)	(1.2)	(0.2)	(0.2)
Long-term pension and postretirement benefits (3)	(152.8)	(171.4)	(0.8)	(1.1)
Net amount recognized	$ (150.2)	$ (136.0)	$ (1.0)	$ (1.3)
Accumulated benefit obligation	$ 1,393.4	$ 1,819.3	N/A	N/A
Amount recognized in accumulated other comprehensive loss consists of:				
Actuarial loss (gain)	$ 76.3	$ 14.5	$ (0.1)	$ 0.1
Prior service cost (credit)	(0.1)	0.1	(1.7)	(2.2)
Total amount recognized - pretax	$ 76.2	$ 14.6	$ (1.8)	$ (2.1)

(Tabular dollar amounts, except share data and per share data, in millions)

(1) Included within other non-current assets in the consolidated balance sheet.
(2) Included within accrued payroll in the consolidated balance sheet.
(3) Included within long-term pension and postretirement benefits in the consolidated balance sheet.

The above actuarial loss (gain) and prior service cost and credit represent the cumulative effect of demographic, investment experience and plan amendment, as well as assumption changes that have been made in measuring the plans' liabilities since the Take-Private Transaction.

In addition, we provide retirement benefits to certain former executives. At December 31, 2022 and 2021, the associated obligations were $5.1 million and $6.5 million, respectively, of which $4.5 million and $5.9 million, respectively, were also reflected within "Long-term pension and postretirement benefits."

The actuarial gain or loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from five to 20 years for the U.S. pension and postretirement plans and four to 31 years for the non-U.S. plans. For our U.S. Qualified Plan and for certain of our non-U.S. plans, the amortization periods are the average life expectancy of all plan participants. This is as a result of almost all plan participants being deemed inactive.

For the year ended December 31, 2022, significant changes in the pension projected benefit obligation include an actuarial gain of $337.3 million of which approximately $415 million and $10 million was attributable to the change in discount rates and mortality assumptions, respectively, partially offset by loss of approximately $50 million due to the updates to the assumed cash balance conversion interest rates for our U.S. plan and approximately $38 million primarily related to actuarial experience losses.

For the year ended December 31, 2021, significant changes in the pension projected benefit obligation include an actuarial gain of $85.3 million of which approximately $95 million was attributable to the change in discount rates, partially offset by loss of approximately $6 million resulting from the updates to the assumed cash balance conversion interest rates for our U.S. plan and loss of approximately $5 million due to the change in mortality assumptions. In connection with the Bisnode acquisition, we assumed pension liability of $87.4 million and plan assets of $22.0 million.

Underfunded or Unfunded Accumulated Benefit Obligations

At December 31, 2022 and December 31, 2021, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation were as follows:

	December 31,	
	2022	2021
Accumulated benefit obligation	$ 1,375.3	$ 1,494.7
Fair value of plan assets	1,227.5	1,328.1
Unfunded accumulated benefit obligation	$ 147.8	$ 166.6
Projected benefit obligation	$ 1,381.7	$ 1,500.8

The underfunded or unfunded accumulated benefit obligations at December 31, 2022 consisted of $99.0 million and $48.8 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.

The underfunded or unfunded accumulated benefit obligations at December 31, 2021 consisted of $105.4 million and $61.2 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.

The decrease of $18.8 million for the underfunded or unfunded accumulated benefit obligations at December 31, 2022 was primarily due to higher discount rates used for the December 31, 2022 remeasurement date.

(Tabular dollar amounts, except share data and per share data, in millions)

Net Periodic Pension Cost

The following table sets forth the components of the net periodic cost (income) associated with our pension plans and our postretirement benefit obligations:

	Pension plans			Postretirement benefit obligations		
	Year Ended December 31,			Year Ended December 31,		
	2022	2021	2020	2022	2021	2020
Components of net periodic cost (income):						
Service cost	$ 3.0	$ 5.2	$ 1.8	$ —	$ —	$ —
Interest cost	35.2	27.4	42.2	—	—	—
Expected return on plan assets	(79.2)	(83.0)	(88.0)	—	—	—
Amortization of prior service cost (credit)	—	—	—	(0.4)	(0.4)	(0.4)
Amortization of actuarial loss (gain)	0.1	2.3	—	—	—	—
Net periodic cost (income)	$ (40.9)	$ (48.1)	$ (44.0)	$ (0.4)	$ (0.4)	$ (0.4)

We also incurred settlement charges of $2.1 million and $0.6 million for the year ended December 31, 2022 and 2020, respectively.

The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income (Loss):

	Pension plans			Postretirement benefit obligations		
	Year Ended December 31,			Year Ended December 31,		
	2022	2021	2020	2022	2021	2020
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss)						
Actuarial (loss) gain arising during the year, before tax benefit (expense) of $15.6, $(38.3) and $32.2 for the years ended December 31, 2022, 2021 and 2020, respectively.	$ (61.9)	$ 145.1	$ (127.3)	$ 0.2	$ 0.1	$ (0.4)
Prior service credit (cost) arising during the year, before tax benefit (expense) of less than $0.1, $(0.1) and $0.1 for the years ended December 31, 2022, 2021 and 2020, respectively.	$ 0.2	$ 0.3	$ (0.5)	$ (0.1)	$ —	$ (0.1)
Less:						
Amortization of actuarial (loss) gain, before tax benefit (expense) of less than $0.1 and $0.6 for the years ended December 31, 2022 and 2021, respectively.	$ (0.1)	$ (2.3)	$ —	$ —	$ —	$ —
Amortization of prior service (cost) credit, before tax benefit (expense) of $(0.1) and less than $(0.1) for the years ended December 31, 2022 and 2021, respectively.	$ —	$ —	$ —	$ 0.4	$ 0.4	$ 0.4

We apply the long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost.

(Tabular dollar amounts, except share data and per share data, in millions)

Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are amortized.

Assumptions

The following table sets forth the significant weighted-average assumptions we used to determine the projected benefit obligation and the periodic benefit cost:

	Pension plans			Postretirement benefit obligations		
	Year Ended December 31,			Year Ended December 31,		
	2022	2021	2020	2022	2021	2020
Discount rate for determining projected benefit obligation at December 31	4.83 %	2.38 %	1.98 %	4.70 %	1.80 %	1.20 %
Discount rate in effect for determining service cost	1.64 %	1.89 %	2.10 %	N/A	N/A	N/A
Discount rate in effect for determining interest cost	2.05 %	1.47 %	2.48 %	2.00 %	1.20 %	2.10 %
Weighted average expected long-term return on plan assets	5.32 %	5.70 %	6.18 %	N/A	N/A	N/A
Rate of compensation increase for determining projected benefit obligation at December 31	2.89 %	2.88 %	3.00 %	N/A	N/A	N/A
Rate of compensation increase for determining net pension cost	2.81 %	3.04 %	3.00 %	N/A	N/A	N/A
Interest credit rates for cash balance (1)	4.45% / 3.94%	4.45% / 3.00%	4.45% / 3.00%	N/A	N/A	N/A

(1) For our U.S. Qualified plan, interest for benefits accrued prior to January 1, 1997 is based on 30-year Treasury yield with a guaranteed minimum rate of 3.00% for accruals prior to January 1, 1997 and 4.45% for accruals after January 1, 1997. The resulting assumed interest rate for accruals prior to January 1, 1997 is 3.94% for December 31, 2022 and 3.00% for both December 31, 2021 and 2020. The resulting assumed interest rate for accruals after January 1, 1997 is 4.45%.

The expected long-term rate of return assumption was 5.50%, 6.00% and 6.50% for 2022, 2021 and 2020, respectively, for the U.S. Qualified Plan, our principal pension plan. This assumption is based on the plan's target asset allocation. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

We use discount rates to measure the present value of pension plan obligations and postretirement health care obligations at year-end, as well as, to calculate next year's pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above. We measure service and interest costs by applying the specific spot rates along that yield curve to the plans' liability cash flows ("Spot Rate Approach"). We believe the approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.

For the mortality assumption we used PRI 2012 mortality table ("PRI-2012") for our U.S. plans at December 31, 2022 and 2021, together with mortality improvement projection scales MP-2021. The mortality improvement projection scale for the December 31, 2022 remeasurement was adjusted for COVID-19 factors.

Plan Assets (U.S. Qualified Plan and non-U.S. pension plans)

The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use plan asset returns to help finance pension obligations, thus improving our plan's funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements.

We define our primary risk concern to be the plan's funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the plan's objectives. However, we monitor and ensure that the investment strategies we employ make reasonable efforts to maximize returns while controlling for risk parameters.

Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment strategy level by requiring underlying managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted.

The plan assets are primarily invested in funds offered and managed by Aon Investment USA, Inc.

Our plan assets are currently invested mainly in funds overseen by our delegated manager using manager of manager funds which are a combination of both active and passive (indexed) investment strategies. The plan's return seeking assets include equity securities that are diversified across U.S. and non-U.S. stocks, including emerging market equities, in order to further reduce risk at the total plan level. Additional diversification in return seeking assets is achieved by using multi-asset credit, private credit, real estate and hedge fund of funds strategies.

A portion of the plan assets are invested in a liability hedging portfolio to reduce funded status volatility and reduce overall risk for the plan. The portfolio uses manager of manager funds that are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations.

We have formally identified the primary objective for each asset class within our plan. U.S. equities are held for their long-term capital appreciation and dividend income, which is expected to exceed the rate of inflation. Non-U.S. equities are held for their long-term capital appreciation, as well as diversification relative to U.S. equities and other asset classes. Multi-asset credit, private credit, real estate and hedge fund of funds further diversifies the return-seeking assets with reduced correlation due to different return expectations and flows. These diversifying asset classes also provide a hedge against unexpected inflation. Liability hedging assets are held to reduce overall plan volatility and as a source of current income. Additionally, they are designed to provide a hedge relative to the interest rate sensitivity of the plan's liabilities. Cash is held only to meet liquidity requirements.

Investment Valuation

Our pension plan assets are measured at fair value in accordance with ASC 820, "Fair Value Measurement and Disclosures." ASC 820 defines fair value and establishes a framework for measuring fair value under current accounting pronouncements. See Note 2 to our consolidated financial statements for further detail on fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.

A financial instrument's level or categorization within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Aon Collective Trust Investment Funds

Aon Collective Investment Trust ("CIT") Funds are offered under the Aon CITs and their units are valued at the reported Net Asset Value ("NAV"). Some Funds are within Level 1 of the valuation hierarchy as the NAV is determined and published

(Tabular dollar amounts, except share data and per share data, in millions)

daily and are the basis for current transactions, while other Funds do not publish a daily NAV, therefore, are excluded from the fair value hierarchy.

- Equity funds' investment objectives are to achieve long-term growth of capital by investing diversified portfolio of primarily U.S. and non-U.S. equity securities and approximate as closely as practicable the total return of the S&P 500 and global stock indices.
- Fixed income funds' investment objectives are to seek current income and capital appreciation by investing in a diversified portfolio of domestic and foreign debt securities, government obligations and bond funds with various durations.
- Real estate funds' investment objective is to achieve a return by investing primarily in securities of U.S. and foreign real estate investment trusts, real estate operating companies and other companies that principally engaged in the real estate industry or derive at least 50% of their revenues or earnings owning, operating, developing and /or managing real estate.

Aon Alternative Investment Funds

These investments are valued at the reported NAV; however, these investments do not publish a daily NAV, therefore, are excluded from the fair value hierarchy.

The Aon Private Credit Opportunities Fund is established as a fund-of-funds for investors seeking exposure to a diversified portfolio of private credit investments by allocating to a select pool of United States and European-based private credit funds.

The Aon Liquid Alternatives Fund LTD Class A seeks to generate consistent long-term capital appreciation, it is also concerned with preservation of capital. The Fund diversifies its holdings among a number of Managers that collectively implement a range of alternative investment strategies.

The Aon Opportunistic Alternatives SP Shareholder Summary Class A's investment objective is to generate attractive returns over a full market cycle by investing in a range of alternative investment opportunities with sources of return that have a low correlation to the broader financial markets, while also seeking to preserve capital under the direction of the Investment Manager.

The Aon Opportunistic Credit Portfolio SP is a segregated portfolio of Aon Alternatives Fund SPC, a Cayman Islands exempted company registered as a segregated portfolio company. The Portfolio's investment objective is to seek to generate attractive returns by investing in a range of credit opportunities.

Short-Term Investment Funds ("STIF")

These investments include cash, bank notes, corporate notes, government bills and various short-term debt instruments. The investment objective is to provide safety of principal and daily liquidity by investing in high quality money market instruments. They are valued at the reported NAV and within Level 1 of the valuation hierarchy as the NAV is determined and published daily, and are the basis for current transactions of the units based on the published NAV.

The Venture Capital Fund

The Fund is structured as a conventional, private venture capital firm. The Fund will target investments that are in early-stage technology companies. The Fund expects to invest in seed stage development companies, principally in the software and technology-enabled businesses sector. It is classified as other investments measured at the NAV and is excluded from the fair value hierarchy.

The U.S. Qualified Plan has an additional unfunded commitment of $0.1 million and $0.1 million to the Venture Capital Fund at December 31, 2022 and 2021, respectively, and $24.8 million and $17.2 million to the Aon Private Credit Opportunities Fund I, Aon Private Credit Opportunities Fund II and Aon Opportunistic Credit Fund at December 31, 2022 and 2021, respectively. The unfunded commitment increased due to the addition of the new investment, Aon Private Credit Opportunities Fund II.

There were no transfers among the levels of the fair value hierarchy during the years ended December 31, 2022 and 2021.

(Tabular dollar amounts, except share data and per share data, in millions)

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2022:

Asset category	**Quoted prices in active markets for identical assets (Level I)**	**Significant other observable inputs (Level II)**	**Significant unobservable inputs (Level III)**	**Total**
Short-term investment funds	$ 9.1	$ —	$ —	$ 9.1
Aon Collective Investment Trust Funds:				
Equity funds	$ 192.6	$ —	$ —	$ 192.6
Fixed income funds	591.0	—	—	591.0
Real estate funds	3.0	—	—	3.0
Total Aon Collective Investment Trust Funds	$ 786.6	$ —	$ —	$ 786.6
Total	$ 795.7	$ —	$ —	$ 795.7
Other Investments Measured at Net Asset Value				
Aon Collective Investment Trust Funds				$ 123.4
Aon Alternative Investment Funds:				
Fixed income funds				$ 99.8
Venture Capital Fund				7.0
Other Non-U.S. commingled equity and fixed income				224.3
Total other investments measured at net asset value				$ 331.1
Total investments at fair value				$ 1,250.2

(Tabular dollar amounts, except share data and per share data, in millions)

The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2021:

Asset category	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Total
Short-term investment funds	$ 16.7	$ —	$ —	$ 16.7
Aon Collective Investment Trust Funds:				
Equity funds	$ 390.7	$ —	$ —	$ 390.7
Fixed income funds	577.3	—	—	577.3
Real estate funds	0.6	—	—	0.6
Total Aon Collective Investment Trust Funds	$ 968.6	$ —	$ —	$ 968.6
Total	$ 985.3	$ —	$ —	$ 985.3
Other Investments Measured at Net Asset Value				
Aon Collective Investment Trust Funds				$ 159.1
Aon Alternative Investment Funds:				
Fixed income funds				$ 155.1
Venture Capital Fund				5.3
Other Non-U.S. commingled equity and fixed income				391.6
Total other investments measured at net asset value				$ 552.0
Total investments at fair value				$ 1,696.4

Allocations

We employ a total return investment approach in which a mix of equity, debt and alternative (e.g., real estate) investments is used to achieve a competitive long-term rate of return on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 37% return-seeking assets (range of 25% to 45%) and 63% liability-hedging assets (range of 55% to 75%).

The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset allocations		Target asset allocations	
	December 31,		December 31,	
	2022	2021	2022	2021
Return-seeking assets	43 %	52 %	37 %	49 %
Liability-hedging assets	57 %	48 %	63 %	51 %
Total	100 %	100 %	100 %	100 %

Contributions and Benefit Payments

We expect to contribute $6.4 million to our non-U.S. pension plans and $0.2 million to our postretirement benefit plan in 2023. We did not make a contribution in 2022 and are not required to make a contribution to the U.S. Qualified Plan in 2023 for

the 2022 plan year based on the minimum funding requirements as defined in the Pension Protection Act of 2006 as amended. Final funding requirements for 2022 will be determined based on our January 2023 funding actuarial valuation.

The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2032. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions:

	Pension plans		Postretirement benefit plans	
2023	$	101.0	$	0.2
2024	$	103.3	$	0.2
2025	$	104.8	$	0.2
2026	$	106.4	$	0.1
2027	$	108.1	$	0.1
2028 - 2032	$	545.7	$	0.2

401(k) Plan

We have a 401(k) Plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees with age 50 or older are allowed to contribute additional pre-tax "catch-up" contributions. In addition, the Company matches up to 50% of seven percent (7%) of a team member's eligible compensation, subject to certain 401(k) Plan limitations.

We had expense associated with our 401(k) Plan of $10.7 million, $11.1 million and $10.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 12 -- Stock Based Compensation

In connection with the IPO completed on July 6, 2020, we adopted the Dun & Bradstreet 2020 Omnibus Incentive Plan (the "Plan"). Under the Plan, we are authorized to issue up to 40,000,000 shares of the Company's common stock in the form of stock-based awards, such as, but not limited to, restricted stock, restricted stock units and stock options. As of December 31, 2022, a total of 21,017,586 shares of our common stock were available for future grants under the Plan.

The following table sets forth our stock-based compensation and expected tax benefit related to the plans in effect during the respective year:

	Year Ended December 31,					
	2022		2021		2020	
Stock-based compensation expense:						
Restricted stock and restricted stock units [1]	$	53.7	$	18.7	$	3.1
Stock options		9.9		3.0		23.0
Incentive units		2.4		11.6		19.0
Total compensation expense	$	66.0	$	33.3	$	45.1
Expected tax benefit:						
Restricted stock and restricted stock units	$	0.5	$	3.4	$	0.5
Stock options		6.8		0.2		5.9
Total compensation expense	$	7.3	$	3.6	$	6.4

(1) Higher expense for restricted stock and restricted stock units in 2022 and 2021 compared to the respective prior year was primarily due to the additions of grants and the expense recognition associated with accelerated shares.

Stock Options

We accounted for stock options based on grant date fair value. Service condition options were valued using the Black-Scholes valuation model. Market condition options were valued using a Monte Carlo valuation model.

On August 5, 2022, we granted to certain executives 4,914,868 stock options that contained both a service condition and a market condition. The stock options have a 10-year term and will vest ratably over three years, commencing on the first anniversary of the grant date. The executives must remain continuously employed through the latter of (1) the vesting periods or (2) the time when the market condition is met. The market condition, which impacts the exercisability of the stock options, requires that D&B's share price must exceed the grant date share price by 20% for 20 trading days in any 30-day trading window during the 10-year term of the award. As these awards contain a market condition, the fair value on the date of grant was calculated using a Monte Carlo simulation model.

The following weighted average assumptions were used for options granted:

	Year Ended December 31,		
	2022	**2021**	**2020**
Expected dividend yield [1]	1.29 %	N/A	— %
Expected stock price volatility [2]	33 %	N/A	28 %
Risk-free interest rate [3]	2.77 %	N/A	0.23 %
Expected life of options (in years) [4]	4.5	N/A	4.0
Weighted average grant date fair value	$5.42	N/A	$4.99

(1) For the 2022 grants, the expected dividend yield was based on our quarterly dividend divided by the three-month average stock price as of the grant date, annualized and continuously compounded. The company did not pay dividends for the years ended December 31, 2021 and 2020.

(2) For 2022 grants, expected stock price volatility was calculated based 50% on D&B's historical volatility and 50% on the leverage-adjusted volatility of our peer companies. For the 2020 grants, expected stock price volatility was derived from the historical volatility of companies in our peer group.

(3) Risk free interest rate was based on the term-matched, zero-coupon risk-free rate from the Treasury Constant Maturity yield curve, continuously compounded.

(4) For the 2022 grants, the expected term was based on the midpoint between the time of hurdle achievement and the expiration date. For the 2020 grants, the expected term was calculated using the simplified method.

The following table summarize the stock options activity for the year ended December 31, 2022:

	Stock options			
	Number of options	**Weighted-average exercise price**	**Weighted average remaining contractual term (in years)**	**Aggregate intrinsic value (in millions)**
Balances, December 31, 2021	6,380,000	$22.00	5.5	$—
Granted	4,914,868	$15.89		
Forfeited	(200,000)	$22.00		
Exercised	—	$—		
Balances, December 31, 2022	11,094,868	$19.29	6.8	$—
Expected to vest as of December 31, 2022	5,588,205	$16.63	9.0	$—
Exercisable as of December 31, 2022	5,506,663	$22.00	4.5	$—

There were no stock options granted during 2021. As of December 31, 2022, total unrecognized compensation cost related to stock options was $21.8 million, which was expected to be recognized over a weighted average period of 2.5 years.

No stock option were exercised for the years ended December 31, 2022, 2021 and 2020.

Restricted Stock and Restricted Stock Units

Restricted stock and restricted stock units are valued on the award grant date at the closing market price of our stock.

(Tabular dollar amounts, except share data and per share data, in millions)

The following table summarize the restricted stock and restricted stock units activity for the year ended December 31, 2022:

	Restricted stock and Restricted stock units			
	Number of shares	Weighted-average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balances, December 31, 2021	2,757,839	$21.61	1.2	$56.5
Granted	5,814,164	$16.18		
Forfeited	(572,278)	$18.63		
Vested	(992,042)	$21.95		
Balances, December 31, 2022	7,007,683	$17.28	1.2	$85.9

The weighted average grant date fair value per share of restricted stock and restricted stock units granted for the years ended December 31, 2021 and 2020 were $21.37 and $25.95, respectively. As of December 31, 2022, total unrecognized compensation cost related to non-vested restricted stock and restricted stock units were $73.3 million, which are expected to be recognized over a weighted average period of 2.1 years.

The following table summarizes information relating to the vesting of restricted stock and restricted stock units:

	Year ended December 31,		
	2022	2021	2020
Fair value of shares vested	$ 15.8	$ 6.8	N/A
Tax benefit realized upon vesting	$ 2.4	$ 0.9	N/A

Incentive Units Program

In connection with the IPO in July 2020, we converted the 18,245.79 outstanding profits interests of Star Parent, L.P. into 15,055,564 common units of Star Parent, L.P. In addition, we also converted the 15,867.81 vested profits interests held by certain investors into 13,093,367 shares of common stock of Dun & Bradstreet Holdings, Inc. The common units retain the original time-based vesting schedule and are subject to the same forfeiture terms. The fair value of the common units was not greater than the fair value of the Star Parent, L.P. profits interests immediately prior to the conversion; therefore, no additional compensation expense was recognized. We accelerated the vesting of 1,342,909 common units, held by one of our directors, incurring an acceleration charge of $3.4 million during the year ended December 31, 2020. During 2021 Star Parent L.P. was liquidated. As part of the liquidation, each vested common unit was exchanged for a share of common stock of the Company and distributed to the grantees and each unvested common unit was exchanged for a restricted share of common stock. These restricted shares retain the original time-based vesting schedule and are subject to the same forfeiture terms.

The following table summarizes the activities for common units and restricted shares for the year ended December 31, 2022.

	Number of common units/ restricted shares	Weighted-average grant date fair value	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in millions)
Outstanding, December 31, 2021	3,826,569	$2.95	0.24	$78.4
Distribution	(3,812,866)	$2.95		
Forfeited	(13,703)	$2.59		
Outstanding, December 31, 2022	—	$0.0	0.00	$0.0
Expected to vest, December 31, 2022	—	$0.0	0.00	$0.0

As of December 31, 2022, there were no longer any non-vested restricted shares outstanding.

The following table summarizes information relating to the vesting of common units/restricted shares:

	Year Ended December 31,		
	2022	2021	2020
Fair value of shares vested	$ 60.1	$ 96.7	$ 147.3
Tax benefit realized upon vesting	$ —	$ —	$ —

Employee Stock Purchase Plan ("ESPP")

Effective December 2020, we adopted the Dun & Bradstreet Holdings, Inc. ESPP that allows eligible employees to voluntarily make after-tax contributions ranging from 3% to 15% of eligible earnings. The Company contributes varying matching amounts to employees, as specified in the plan document, after a one year holding period. During the holding period, ESPP purchased shares are not eligible for sale or broker transfer. We recorded the associated expense of approximately $3 million and $4 million for the years ended December 31, 2022 and 2021, respectively.

Note 13 -- Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) for the period by the weighted-average number of common shares outstanding during the period.

In periods when we report net income, diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period plus the dilutive effect of our outstanding stock incentive awards. For periods when we report a net loss, diluted earnings per share is equal to basic earnings per share, as the impact of our outstanding stock incentive awards is considered to be antidilutive.

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,		
	2022	2021	2020
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (2.3)	$ (71.7)	$ (180.6)
Weighted average number of shares outstanding-basic	429,106,164	428,666,791	367,132,099
Weighted average number of shares outstanding-diluted	429,106,164	428,666,791	367,132,099
Earnings (loss) per share of common stock:			
Basic	$ (0.01)	$ (0.17)	$ (0.49)
Diluted	$ (0.01)	$ (0.17)	$ (0.49)

(Tabular dollar amounts, except share data and per share data, in millions)

The weighted average number of shares outstanding used in the computation of diluted earnings per share excludes the effect of potentially issuable common shares totaling 9,618,019 shares, 1,092,148 shares and 179,870 shares for the years ended December 31, 2022, 2021 and 2020, respectively. These potentially issuable common shares were not included in the calculation of diluted earnings per share because their effect would be anti-dilutive.

Below is a reconciliation of our common stock issued and outstanding:

	Common Shares	Treasury Shares [(1)]	Common Shares Outstanding
Shares as of December 31, 2020	423,418,131	(465,903)	422,952,228
Shares issued for the year ended December 31, 2021	9,177,810	260,357	9,438,167
Shares forfeited for the year ended December 31, 2021	(524,942)	(667,671)	(1,192,613)
Shares as of December 31, 2021	432,070,999	(873,217)	431,197,782
Shares issued for the year ended December 31, 2022	5,335,911	N/A	5,335,911
Shares forfeited for the year ended December 31, 2022	(802,463)	(13,703)	(816,166)
Shares as of December 31, 2022	436,604,447	(886,920)	435,717,527

(1) Primarily related to the forfeiture of unvested incentive units granted prior to the IPO under the Incentive Units Program of Star Parent, L.P.

Our Board of Directors declared the following dividends during the year ended December 31, 2022:

Declaration Date	Record Date	Payment Date	Dividends Per Share
July 28, 2022	September 1, 2022	September 22, 2022	$ 0.05
October 27, 2022	December 1, 2022	December 15, 2022	$ 0.05

Dividends accrued for restricted shares are contingent and payable upon vesting of the underlying restricted shares.

Note 14 -- Financial Instruments

The Company is exposed to global market risks, including risks from changes in foreign exchange rates and changes in interest rates. Accordingly, we use derivatives to manage the aforementioned financial exposures that occur in the normal course of business. We do not use derivatives for trading or speculative purposes. By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2022 and 2021, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures and by selection of reputable counterparties. Collateral is generally not required for these types of instruments. See Note 2 for our financial instrument accounting policy.

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2022 and 2021, because we sell to a large number of clients in different geographical locations and industries.

Interest Rate Risk Management

Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet.

We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The purpose of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in OCI, net of tax, and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.

On March 2, 2022, the Company entered into three-year interest rate swaps with an aggregate notional amount of $250 million, effective February 28, 2022 through February 27, 2025. For these swaps, the Company pays a fixed rate of 1.629% and receives the one-month Term SOFR rate.

(Tabular dollar amounts, except share data and per share data, in millions)

On March 30, 2021, the Company entered into three-year interest rate swaps with an aggregate notional amount of $1,000 million, effective March 29, 2021 through March 27, 2024. For these swaps, the Company pays a fixed rate of 0.467% and receives the one-month LIBOR rate.

The notional amount of the interest rate swap designated as a cash flow hedging instrument was $1,250 million and $1,000 million at December 31, 2022 and 2021, respectively.

On February 2, 2023, the Company entered into three-year interest rate swaps with an aggregate notional amount of $1,500 million, effective January 27, 2023 through February 8, 2026. For these swaps, the Company pays a fixed rate of 3.695% and receives the one-month LIBOR rate through June 27, 2023 and one-month Term SOFR rate after June 27, 2023 for the remainder of the term.

Foreign Exchange Risk Management

Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Certain derivatives are designated as accounting hedges.

Foreign exchange forward contracts

These contracts are denominated primarily in the British pound sterling, the Euro, the Swedish Krona, and the Norwegian Krone. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative guidance and typically have maturities of 12 months or less.

To decrease earnings volatility, we currently hedge substantially all our intercompany balance positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term, foreign exchange forward contracts. The underlying transactions and the corresponding foreign exchange forward contracts are marked to market at the end of each quarter and the fair value impacts are reflected within “Non-operating income (expense) – net” in the consolidated statements of operations and comprehensive income (loss). In addition, in connection with the acquisition of Bisnode, we entered into a zero-cost foreign currency collar in October 2020, with a notional amount of SEK 4.8 billion to reduce our foreign currency exposure. Unrealized gain associated with the instrument was $23.5 million at December 31, 2020. We settled the collar on January 8, 2021 with a total realized gain of $21.0 million upon the close of the Bisnode transaction, resulting in a loss of $2.5 million for the year ended December 31, 2021, reflected within “Non-operating income (expense) – net” in the consolidated statements of operations and comprehensive income (loss).

As of December 31, 2022 and December 31, 2021, the notional amounts of our foreign exchange contracts were $455.1 million and $448.5 million, respectively. Realized gains and losses associated with these contracts were $34.1 million and $48.2 million, respectively, for the year ended December 31, 2022; $11.4 million and $10.1 million, respectively, for the year ended December 31, 2021; and $17.4 million and $9.7 million, respectively, for the year ended December 31, 2020. Unrealized gains and losses associated with these contracts were $3.5 million and $0.3 million, respectively, at December 31, 2022; $1.9 million and $0.7 million, respectively, at December 31, 2021; and $2.0 million and $0.9 million, respectively, at December 31, 2020.

Cross-currency interest rate swaps

To protect the value of our investments in our foreign operations against adverse changes in foreign currency exchange rates, we hedge a portion of our net investment in one or more of our foreign subsidiaries by using cross-currency interest rate swaps. Cross currency swaps are designated as net investment hedges of a portion of our foreign investments denominated in the non-U.S. dollar currency. The component of the gains and losses on our net investment in these designated foreign operations driven by changes in foreign exchange rates, are partly offset by movements in the fair value of our cross-currency swap contracts. The change in the fair value of the swaps in each period is reported in OCI, net of tax. Such amounts will remain in accumulated OCI until the liquidation or substantial liquidation of our investment in the underlying foreign operations. Through the respective maturity dates of each of the swap contracts, we receive monthly fixed-rate interest payments, which are recorded as contra expense within "Interest expense" in the consolidated statements of operations and comprehensive income (loss). During 2022, we entered into various cross currency swaps as discussed below. They are all designated as net investment hedges of a portion of our foreign investments denominated in the Euro currency.

(Tabular dollar amounts, except share data and per share data, in millions)

On April 13, 2022, the Company entered into three tranches of cross currency interest rate swaps, each with a notional amount of $125 million (€116 million) at two, three, and four-year terms, where we receive USD coupons at fixed rates of 1.920%, 1.730%, and 1.550%, respectively, and pay EUR coupons of 0%. These swaps were terminated on April 28, 2022. Upon the termination of the swaps, we received $5.8 million, which was reported in OCI for the year ended December 31, 2022 and will remain within accumulated OCI until the period in which a disposal or substantial liquidation of the entities being hedged occurs.

On April 28, 2022, we executed three tranches of cross currency swaps, each with a notional amount of $125 million (€119 million) at two, three, and four-year terms, where we receive USD coupons at fixed rates of 2.187%, 1.997%, and 1.855%, respectively, and pay EUR coupons of 0%. These swaps were terminated on July 15, 2022 and replaced with new swaps with similar notional amounts (see discussion below). Upon the termination of the swaps, we received cash of $14.2 million, which was reported in OCI for the year ended December 31, 2022 and will remain within accumulated OCI until the period in which a disposal or substantial liquidation of the entities being hedged occurs. We also received payments of $1.6 million for the year ended December 31, 2022 which were recorded as contra expense within "Interest expense" in the consolidated statements of operations and comprehensive income (loss).

On July 15, 2022, we executed three tranches of cross currency swaps, each with a notional amount of $125 million (€124 million) at two, three, and four-year terms, where we receive USD coupons at fixed rates of 2.205%, 1.883%, and 1.723%, respectively, and pay EUR coupons of 0%. On the maturity date of each tranche, we will receive the notional amount of $125 million, and pay the counterparty €124 million. For the year ended December 31, 2022, aggregate payments of $3.3 million were recorded as contra expense within "Interest expense" in the consolidated statements of operations and comprehensive income (loss).

Fair Values of Derivative Instruments in the Consolidated Balance Sheets

	Asset derivatives				Liability derivatives			
	December 31,				December 31,			
	2022		2021		2022		2021	
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as hedging instruments:								
Cash flow hedge derivative:								
Interest rate swaps	Other current assets	$ 65.7	Other current assets	$ 10.1	Other accrued & current liabilities	$ —	Other accrued & current liabilities	$ —
Net investment hedge derivative:								
Cross-currency swaps	Other current assets	—	Other current assets	—	Other accrued & current liabilities	17.1	Other accrued & current liabilities	—
Total derivatives designated as hedging instruments		$ 65.7		$ 10.1		$ 17.1		$ —
Derivatives not designated as hedging instruments:								
Foreign exchange forward contracts	Other current assets	$ 3.5	Other current assets	$ 1.9	Other accrued & current liabilities	$ 0.3	Other accrued & current liabilities	$ 0.7
Total derivatives not designated as hedging instruments		$ 3.5		$ 1.9		$ 0.3		$ 0.7
Total derivatives		$ 69.2		$ 12.0		$ 17.4		$ 0.7

(Tabular dollar amounts, except share data and per share data, in millions)

The Effect of Derivative Instruments on the Consolidated Statement of Operations and Comprehensive Income (Loss)

Derivatives designated as hedging instruments	Amount of pre-tax gain or (loss) recognized in OCI on derivative — Year Ended December 31, 2022	2021	2020
Cash flow hedge derivative:			
Interest rate swaps	$ 55.6	$ 11.1	$ 0.9
Net investment hedge derivative:			
Cross-currency swaps	$ 2.9	$ —	$ —

Derivatives designated as hedging instruments	Location of gain or (loss) reclassified from accumulated OCI into income	Amount of gain or (loss) reclassified from accumulated OCI into income — Year Ended December 31, 2022	2021	2020
Cash flow hedge derivative:				
Interest rate swaps	Interest expense	$ 13.2	$ (3.4)	$ (2.8)

Derivatives designated as hedging instruments	Location of gain or (loss) reclassified from accumulated OCI into income	Amount of gain or (loss) recognized in income on derivative — Year Ended December 31, 2022	2021	2020
Cash flow hedge derivative:				
Interest rate swaps	Interest expense	$ 13.2	$ (3.4)	$ (2.8)

Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives — Year Ended December 31, 2022	2021	2020
Make-whole derivative liability	Non-operating income (expenses) – net	$ —	$ —	$ (32.8)
Foreign exchange collar	Non-operating income (expenses) – net	$ —	$ (2.5)	$ 23.5
Foreign exchange forward contracts	Non-operating income (expenses) – net	$ (12.1)	$ 1.4	$ 9.0

The net amount related to the interest rate swaps expected to be reclassified into earnings over the next 12 months is approximately $53 million.

(Tabular dollar amounts, except share data and per share data, in millions)

Fair Value of Financial Instruments

Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments, cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term borrowings and long-term borrowings.

The following table summarizes fair value measurements by level at December 31, 2022 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Balance at December 31, 2022
Assets:				
Cash equivalents (1)	$ 0.9	$ —	$ —	$ 0.9
Other current assets:				
Foreign exchange forwards (2)	$ —	$ 3.5	$ —	$ 3.5
Interest rate swap arrangements (3)	$ —	$ 65.7	$ —	$ 65.7
Liabilities:				
Other accrued and current liabilities:				
Foreign exchange forwards (2)	$ —	$ 0.3	$ —	$ 0.3
Cross-currency swap arrangements (3)	$ —	$ 17.1	$ —	$ 17.1

The following table summarizes fair value measurements by level at December 31, 2021 for assets and liabilities measured at fair value on a recurring basis:

	Quoted prices in active markets for identical assets (Level I)	Significant other observable inputs (Level II)	Significant unobservable inputs (Level III)	Balance at December 31, 2021
Assets:				
Cash equivalents (1)	$ 1.7	$ —	$ —	$ 1.7
Other current assets:				
Foreign exchange forwards (2)	$ —	$ 1.9	$ —	$ 1.9
Interest rate swap arrangements (3)	$ —	$ 10.1	$ —	$ 10.1
Other accrued and current liabilities:				
Foreign exchange forwards (2)	$ —	$ 0.7	$ —	$ 0.7

(1) The carrying value of cash equivalents represents fair value as they consist of highly liquid investments with an initial term from the date of purchase by the Company to maturity of three months or less.

(2) Primarily represents foreign currency forward contracts. Fair value is determined based on observable market data and considers a factor for nonperformance in the valuation.

(3) Represents interest rate swap agreements. Fair value is determined based on observable market data.

There were no transfers between Levels I and II or transfers in or transfers out of Level III in the fair value hierarchy for the year ended December 31, 2022 and the year ended December 31, 2021.

(Tabular dollar amounts, except share data and per share data, in millions)

At December 31, 2022 and December 31, 2021, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level II in the fair value hierarchy), are as follows:

	December 31,			
	2022		2021	
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt (1)	$ 454.0	$ 390.9	$ 866.4	$ 924.5
Revolving facility	$ 50.3	$ 49.9	$ 160.0	$ 162.7
Term loan facility (2)	$ 3,080.6	$ 3,085.9	$ 2,718.4	$ 2,840.7

(1) Includes the 5.00% Senior Unsecured Notes at December 31, 2022, and the 5.000% Senior Unsecured Notes and the 6.875% Senior Secured Notes at December 31, 2021.

(2) Includes short-term and long-term portions of the Term Loan Facility.

Items Measured at Fair Value on a Nonrecurring Basis

In addition to assets and liabilities that are recorded at fair value on a recurring basis, we record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges and for acquisition accounting in accordance with the guidance in ASC 805 "Business Combinations."

Note 15 -- Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive income (loss) ("AOCI"):

	Foreign currency translation adjustments	Net investment hedge derivative	Defined benefit pension plans	Cash flow hedge derivative	Total
Balance, January 1, 2020	$ 0.9	$ —	$ (24.0)	$ (1.1)	$ (24.2)
Other comprehensive income (loss) before reclassifications	25.3	—	(96.0)	(1.4)	(72.1)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	(0.3)	2.1	1.8
Balance, December 31, 2020	$ 26.2	$ —	$ (120.3)	$ (0.4)	$ (94.5)
Other comprehensive income (loss) before reclassifications	(78.8)	—	107.0	4.9	33.1
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	1.4	2.9	4.3
Balance, December 31, 2021	$ (52.6)	$ —	$ (11.9)	$ 7.4	$ (57.1)
Other comprehensive income (loss) before reclassifications	(119.7)	2.0	(46.3)	50.7	(113.3)
Amounts reclassified from accumulated other comprehensive income (loss), net of tax	—	—	0.1	(9.7)	(9.6)
Balance, December 31, 2022	$ (172.3)	$ 2.0	$ (58.1)	$ 48.4	$ (180.0)

(Tabular dollar amounts, except share data and per share data, in millions)

The following table summarizes the reclassifications out of AOCI:

Details about accumulated other comprehensive income (loss) components	Affected line item in the statement where net income (loss) is presented	Amount reclassified from accumulated other comprehensive income (loss) — Year Ended December 31, 2022	2021	2020
Defined benefit pension plans:				
Amortization of prior service costs	Other income (expense)- net	$ 0.1	$ (0.4)	$ (0.4)
Amortization of actuarial gain/loss	Other income (expense)- net	0.1	2.3	—
Derivative financial instruments:				
Interest contracts	Interest expense	(13.2)	3.9	2.8
Total before tax		(13.0)	5.8	2.4
Tax benefit (expense)		3.4	(1.5)	(0.6)
Total reclassifications for the period, net of tax		$ (9.6)	$ 4.3	$ 1.8

Note 16 -- Acquisitions

2021 Acquisitions

Eyeota Holdings Pte Ltd ("Eyeota")

On November 5, 2021, we acquired 100% of the outstanding ownership interests in Eyeota, a global online and offline data onboarding and transformation company, for a purchase price of $172.4 million in cash, inclusive of $0.1 million of net working capital adjustment. The acquisition was funded by borrowing from our revolving facility.

The acquisition was accounted for in accordance with ASC 805, as a purchase transaction, and accordingly, the assets and liabilities of the entity were recorded at their estimated fair values at the date of the acquisition. We have included the financial results of Eyeota in our consolidated financial statements since the acquisition date. Transaction costs of $3.0 million were included in selling and administrative expenses for the year ended December 31, 2021. We allocated goodwill and intangible assets to our North America segment.

(Tabular dollar amounts, except share data and per share data, in millions)

The table below reflects the aggregate purchase price related to the acquisition and the resulting purchase allocation:

	Amortization life (years)	Initial purchase price allocation at December 31, 2022	Measurement Period Adjustments	Final Purchase Price Allocation at December 31, 2022
Cash		$ 7.1	$ —	$ 7.1
Accounts receivable		9.3	—	9.3
Other		0.5	—	0.5
Total current assets		16.9	—	16.9
Intangible assets:				
Customer relationships	14	20.0	—	20.0
Technology	5	14.0	—	14.0
Trademark	2	1.0	—	1.0
Goodwill	Indefinite	138.3	0.2	138.5
Total assets acquired		$ 190.2	$ 0.2	$ 190.4
Deferred tax liability		5.9	—	5.9
Other liabilities		12.0	0.1	12.1
Total liabilities assumed		17.9	0.1	18.0
Total purchase price		$ 172.3	$ 0.1	$ 172.4

The fair value of the customer relationships intangible asset was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The technology intangible asset represents Eyeota's data supply and service platform to deliver customer services and solutions. We applied the income approach to value technology intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The intangible assets, with useful lives from two years to 14 years, are being amortized over a weighted-average useful life of 10.1 years. Intangible assets are amortized using a straight-line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.

The value of the goodwill is primarily related to the expected growth opportunity in the target marketing business from the combined business. We do not expect goodwill to be deductible for tax purposes.

The fair values of the acquired assets and liabilities were subject to change within the one-year measurement period. We obtained information to determine the fair values of the net assets acquired at the acquisition date during the measurement period. Since the initial valuation reflected in our financial results as of November 5, 2021, we have adjusted fair value for certain liabilities based on updated information. The measurement period adjustments to the preliminary valuation of assets and liabilities resulted in a net increase of goodwill of $0.2 million during 2022. We have completed the purchase accounting process in the quarter ended December 31, 2022.

NetWise Data, LLC ("NetWise")

On November 15, 2021, we acquired 100% of the outstanding ownership interests in NetWise, a provider of business to business and business to consumer identity graph and audience targeting data, for a purchase price of $69.8 million of which $62.9 million was paid upon the close of the transaction and the remaining $6.9 million will be paid no later than 19 months after the transaction closing date, subject to net working capital adjustment. The transaction was funded by cash on hand. During the year ended December 31, 2022, we made a net working capital adjustment of $0.4 million.

The acquisition was accounted for in accordance with ASC 805, as a purchase transaction, and accordingly, the assets and liabilities of the entity were recorded at their estimated fair values at the date of the acquisition. We have included the financial results of NetWise in our consolidated financial statements since the acquisition date. Transaction costs of $0.4 million were included in selling and administrative expenses for the year ended December 31, 2021. We allocated goodwill and intangible assets to our North America segment.

(Tabular dollar amounts, except share data and per share data, in millions)

The table below reflects the aggregate purchase price related to the acquisition and the resulting purchase allocation:

	Amortization life (years)	Initial purchase price allocation at December 31, 2021	Measurement Period Adjustments	Final Purchase Price Allocation at December 31, 2022
Cash		$ 2.6	$ —	$ 2.6
Accounts receivable		2.6	—	2.6
Other		0.4	—	0.4
Total current assets		5.6	—	5.6
Intangible assets:				
Customer relationships	15	19.8	—	19.8
Technology	5	1.3	—	1.3
Trademark	2	0.2	—	0.2
Database	3	2.2	—	2.2
Goodwill	Indefinite	41.9	3.6	45.5
Total assets acquired		$ 71.0	$ 3.6	$ 74.6
Total liabilities assumed		1.2	3.2	4.4
Total purchase price		$ 69.8	$ 0.4	$ 70.2

The fair value of the customer relationships intangible asset was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The database intangible asset represents business and consumer data collected and managed by NetWise. The technology intangible asset represents NetWise's data supply and service platform to deliver customer services and solutions. We applied the income approach to value database and technology intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The intangible assets, with useful lives from two years to 15 years, are being amortized over a weighted-average useful life of 13.2 years. Intangible assets are amortized using a straight-line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.

The value of goodwill is primarily related to the expected growth opportunity to expand our products and service offerings in our marketing business. The goodwill recognized is deductible for tax purposes.

The fair values of the acquired assets and liabilities were subject to change within the one-year measurement period. We obtained information to determine the fair values of the net assets acquired at the acquisition date during the measurement period. Since the initial valuation reflected in our financial results as of November 15, 2021, we have adjusted fair value for certain liabilities based on updated information. The measurement period adjustments to the preliminary valuation of assets and liabilities resulted in a net increase of goodwill of $3.6 million since the acquisition date. We have completed the purchase accounting process in the quarter ended December 31, 2022.

Bisnode Business Information Group AB ("Bisnode")

On January 8, 2021, we acquired 100% ownership of Bisnode, a leading European data and analytics firm and long-standing member of the Dun & Bradstreet WWN alliances, for a total purchase price of $805.8 million. The transaction closed with a combination of cash of $646.9 million and 6,237,087 newly issued shares of common stock of the Company in a private placement valued at $158.9 million based on the stock closing price on January 8, 2021. The transaction was partially funded by the proceeds from the $300 million borrowing from the Incremental Term Loan.

The acquisition was accounted for in accordance with ASC 805 "Business Combinations," as a purchase transaction, and accordingly, the assets and liabilities of the entity were recorded at their estimated fair values at the date of the acquisition. We have included the financial results of Bisnode in our consolidated financial statements since the acquisition date. We had finalized purchase accounting as of December 31, 2021.

(Tabular dollar amounts, except share data and per share data, in millions)

The table below summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:

	Weighted average amortization period (years)	Initial purchase price allocation at March 31, 2021	Measurement period adjustment	Final purchase price allocation at December 31, 2021
Cash		$ 29.9	$ —	$ 29.9
Accounts receivable		61.0	—	61.0
Other current assets		13.1	—	13.1
Total current assets		104.0	—	104.0
Property, plant & equipment		3.5	—	3.5
Intangible assets:				
Reacquired right	15	271.0	(1.0)	270.0
Database	12	116.0	(5.0)	111.0
Customer relationships	10	106.0	2.0	108.0
Technology	14	65.0	(1.0)	64.0
Goodwill	Indefinite	488.4	7.0	495.4
Right of use asset		26.7	0.7	27.4
Other		5.2	(2.3)	2.9
Total assets acquired		$ 1,185.8	$ 0.4	$ 1,186.2
Accounts payable		$ 17.5	$ —	$ 17.5
Deferred revenue (1)		80.6	—	80.6
Accrued payroll		20.7	—	20.7
Accrued income tax and other tax liabilities		17.1	—	17.1
Short-term lease liability		8.4	0.2	8.6
Other current liabilities		23.7	—	23.7
Total current liabilities		168.0	0.2	168.2
Long-term pension and postretirement obligations		65.4	—	65.4
Deferred tax liability		127.6	0.2	127.8
Long-term lease liability		18.2	—	18.2
Other liabilities		0.8	—	0.8
Total liabilities assumed		$ 380.0	$ 0.4	$ 380.4
Total consideration		$ 805.8	$ —	$ 805.8

(1) In the fourth quarter of 2021, we early adopted ASU No. 2021-08, "Business Combinations (Topic 805) Accounting for Contract Assets and Contract Liabilities from Contracts with Customers," retrospectively to all business combinations during 2021. As a result, acquired deferred revenue balances were measured based on the guidance of ASC 606.

The fair value of the reacquired right intangible asset primarily related to rights that were previously granted to Bisnode under the WWN agreement, including rights to sell certain products under the D&B brand name and the right to access D&B database and technology platform. The fair value of reacquired right intangible asset was determined by applying the income approach; specifically, utilizing a multi-period excess earnings method. In addition, as a result of the Bisnode acquisition, we reclassified the net book value of previously recognized WWN relationships intangible asset related to the Bisnode relationship of $64.7 million to reacquired right, which is amortized over 15 years, together with the above-mentioned newly recognized reacquired right.

The fair value of the customer relationships intangible asset was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The database intangible asset represents business and consumer data collected and managed by Bisnode. The technology intangible asset represents Bisnode's data supply and service platform to deliver customer services and solutions.

(Tabular dollar amounts, except share data and per share data, in millions)

We applied the income approach to value database and technology intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The fair values of the acquired assets and liabilities were subject to change within the one-year measurement period. We obtained information to determine the fair values of the net assets acquired at the acquisition date during the measurement period. Since the initial valuation reflected in our financial results as of March 31, 2021, we have adjusted fair value for certain intangible assets based on updated information. An asset and liability was recognized for favorable and unfavorable lease terms, respectively, during the measurement period. In addition, we recorded adjustments to the deferred tax liability reflecting the changes of intangible asset fair value. The above measurement period adjustments to the preliminary valuation of assets and liabilities resulted in a net increase of goodwill of $7.0 million during 2021. We have completed the purchase accounting process as of December 31, 2021.

The value of the goodwill is primarily related to the expected cost synergies and growth opportunity from the combined business. We do not expect goodwill to be deductible for tax purposes.

The intangible assets, with useful lives from 6 to 15 years, are being amortized over a weighted-average useful life of 13.6 years. The customer relationship, technology and database intangible assets are primarily amortized using an accelerating method. Reacquired right is amortized using a straight-line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.

See Note 17 for the future amortization as of December 31, 2022 associated with intangible assets recognized as a result of acquisitions.

(Tabular dollar amounts, except share data and per share data, in millions)

Unaudited Pro Forma Financial Information

The following pro forma statements of operations data presents the combined results of the Company and the acquired businesses during 2021, assuming that all acquisitions had occurred on January 1, 2020.

	Year Ended December 31,	
	2021	2020
Reported revenue	$ 2,165.6	$ 1,738.7
Pro forma adjustments:		
Pre-acquisition revenue:		
Bisnode	4.6	400.0
Eyeota	31.5	31.5
NetWise	8.4	6.8
Adjustments to Bisnode's pre-acquisition revenue related to revenue received from Dun & Bradstreet Holdings, Inc.	—	(21.0)
Adjustments to Dun & Bradstreet's revenue related to revenue received from Bisnode	—	(43.0)
Total pro forma revenue	$ 2,210.1	$ 2,113.0
Reported net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (71.7)	$ (180.6)
Pro forma adjustments - net of tax effect:		
Pre-acquisition net income:		
Bisnode	0.8	57.2
Eyeota	(0.3)	(0.3)
NetWise	(1.2)	1.2
Intangible amortization - net of tax benefits	(1.1)	(56.8)
Write off related to pre-existing relationship - net of tax benefits	2.3	(2.3)
Transaction costs - net of tax benefits	3.0	3.5
Pro forma net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (68.2)	$ (178.1)

2020 Acquisitions

On January 7, 2020 we acquired a 100% equity interest in Orb Intelligence (“Orb”) for a purchase price of $11.6 million. Orb Intelligence offers a high quality, global database of information, with a focus on building a digital view of businesses' presence.

On March 11, 2020, we acquired substantially all of the assets of coAction.com for a purchase price of $9.6 million, of which $4.8 million was paid upon the close of the transaction and the remaining $4.8 million was paid on September 11, 2020. coAction.com is a leader in revenue cycle management in the Order-to-Cash process, serving mid to large size companies across multiple industries.

The acquisitions were accounted for in accordance with ASC 805, as purchase transactions, and accordingly, the assets and liabilities of both entities were recorded at their estimated fair values at the respective dates of the acquisitions. Transaction costs of $0.2 million were included in selling and administrative expenses in the consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2020. We have included the financial results of Orb and coAction.com in our consolidated financial statements since their respective acquisition dates, and the results from each of these companies were not individually or in the aggregate material to our consolidated financial statements for the year ended December 31, 2020. We allocated goodwill and intangible assets to our North America segment and completed the purchase accounting process as of December 31, 2020.

(Tabular dollar amounts, except share data and per share data, in millions)

The table below reflects the aggregate purchase price related to the acquisitions and the resulting purchase allocation:

	Amortization life (years)	Initial purchase price allocation at March 31, 2020	Measurement period adjustments	Final purchase price allocation at December 31, 2020
Cash		$ 0.5	$ —	$ 0.5
Accounts receivable		0.3	—	0.3
Other		0.2	0.1	0.3
Total current assets		1.0	0.1	1.1
Intangible assets:				
Customer relationships	7	2.4	—	2.4
Technology	11	6.8	—	6.8
Goodwill	Indefinite	10.7	0.2	10.9
Deferred tax asset		0.4	—	0.4
Total assets acquired		$ 21.3	$ 0.3	$ 21.6
Total liabilities assumed		0.2	0.2	0.4
Total purchase price		$ 21.1	$ 0.1	$ 21.2

The fair value of the customer relationships intangible assets was determined by applying the income approach through a discounted cash flow analysis, specifically a multi-period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.

The fair value of the technology intangible assets was determined by applying the income approach; specifically, a relief from royalty method.

The value of the goodwill is primarily related to the acquired businesses' capability associated with product development which provides opportunity to expand our products and services offerings as well as cost synergy generated from the combined business. The intangible assets are amortized using a straight-line method. The amortization method reflects the timing of the benefits derived from each of the intangible assets.

The goodwill acquired was partially deductible for tax purposes.

Note 17 -- Supplemental Financial Data

Other Non-Current Assets:

	Year Ended December 31,	
	2022	2021
Right of use assets (1)	$ 53.1	$ 71.9
Prepaid pension assets (2)	4.0	36.6
Investments	24.9	27.2
Other non-current assets	46.2	36.9
Total	$ 128.2	$ 172.6

(1) See Note 8 for further detail.

(2) Change from prior year reflected lower over-funded status for certain pension plans primarily due to lower plan asset value at December 31, 2022.

(Tabular dollar amounts, except share data and per share data, in millions)

Other Accrued and Current Liabilities:

	Year Ended December 31,	
	2022	2021
Accrued operating costs	$ 122.1	$ 113.5
Accrued interest expense	4.3	12.6
Short-term lease liability (1)	17.7	26.0
Accrued income tax	13.2	16.4
Accrued liability related to the purchase of non-controlling interest (2)	93.7	—
Other accrued liabilities (3)	65.8	29.8
Total	$ 316.8	$ 198.3

(1) See Note 8 for further detail.

(2) See further details below within this Note 17.

(3) Higher accrual was primarily due to higher swap liability (see Note 14 for further detail) and higher retention payments.

Other Non-Current Liabilities:

	Year Ended December 31,	
	2022	2021
Deferred revenue - long term	$ 13.9	$ 13.7
U.S. tax liability associated with the 2017 Act	39.3	44.6
Long-term lease liability (1)	43.9	59.4
Liabilities for unrecognized tax benefits	20.0	19.2
Other	9.7	7.8
Total	$ 126.8	$ 144.7

(1) See Note 8 for further detail.

(Tabular dollar amounts, except share data and per share data, in millions)

Property, Plant and Equipment - Net:

	December 31,	
	2022	2021
Land	$ 7.7	$ 7.7
Building and building improvement	$ 63.3	$ 61.8
Less: accumulated depreciation	2.4	0.7
Net building and building improvement	$ 60.9	$ 61.1
Furniture and equipment	$ 48.1	$ 38.2
Less: accumulated depreciation	27.0	19.5
Net furniture and equipment	$ 21.1	$ 18.7
Leasehold improvements	$ 16.2	$ 16.6
Less: accumulated depreciation	9.0	7.3
Net leasehold improvements	$ 7.2	$ 9.3
Property, plant and equipment - net	$ 96.9	$ 96.8

Property, plant and equipment depreciation and amortization expense was $13.1 million, $11.9 million and $9.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. We also recorded impairment charges of $0.4 million, $0.2 million and $4.4 million included in selling and administrative expenses in the consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2022, 2021 and 2020, respectively, primarily related to leasehold improvements for offices we ceased to occupy.

On June 30, 2021, we completed the purchase of an office building in Jacksonville, Florida for our new global headquarters, with a purchase price of $76.6 million, paid with cash on hand, inclusive of transaction costs of $0.1 million. The transaction was accounted for as an asset acquisition. Total costs of the acquisition were allocated to tangible assets (e.g., land and building) and in-place lease intangible asset based on their relative fair values. The fair values of the land and building are measured as if the building was vacant. The approaches used to value the building components include the cost, sales comparison, and income capitalization approaches. The table below summarizes the allocation of the total purchase price.

	Weighted average amortization period (years)	Purchase price allocation
Land	Indefinite	$ 7.7
Building	53	57.3
Site improvements	14	2.0
Tenant improvements	9	2.5
In place lease intangibles [1]	9	7.1
Total		$ 76.6

(1) Related to the acquired lease arrangement associated with the purchase of our headquarters office building in Jacksonville, Florida, reflecting value associated with avoiding the costs of originating an acquired lease.

(Tabular dollar amounts, except share data and per share data, in millions)

Computer Software and Goodwill:

	Computer software	Goodwill
December 31, 2020	$ 437.0	$ 2,857.9
Acquisition (3)	79.3	675.6
Additions at cost (1) (6)	173.9	—
Amortization	(113.3)	—
Impairment / Write-off	(4.3)	—
Other (2)	(15.2)	(40.2)
December 31, 2021	$ 557.4	$ 3,493.3
Acquisition (3)	—	1.3
Additions at cost (1) (6)	220.1	—
Amortization	(124.4)	—
Impairment / Write-off	(1.3)	—
Other (2)	(20.0)	(63.3)
December 31, 2022	$ 631.8	$ 3,431.3

Other Intangibles:

	Customer relationships	Reacquired rights	Database	Other indefinite-lived intangibles (8)	Other intangibles	Total
December 31, 2020 (4)	$ 1,912.9	$ —	$ 1,369.4	$ 1,275.8	$ 256.7	$ 4,814.8
Acquisitions (3)	147.8	270.0	113.2	—	1.4	532.4
Additions at cost (5)	—	—	—	4.2	7.6	11.8
Amortization	(259.0)	(26.6)	(188.6)	—	(16.5)	(490.7)
WWN Relationship transfer (7)	—	64.7	—	—	(64.7)	—
Other (2)	(8.4)	(23.4)	(8.9)	—	(3.1)	(43.8)
December 31, 2021 (4)	$ 1,793.3	$ 284.7	$ 1,285.1	$ 1,280.0	$ 181.4	$ 4,824.5
Additions at cost (1)	—	—	—	—	0.7	0.7
Amortization	(240.3)	(18.7)	(173.8)	—	(16.9)	(449.7)
Other (2)	(16.3)	(20.5)	(11.3)	—	(7.3)	(55.4)
December 31, 2022 (4)	$ 1,536.7	$ 245.5	$ 1,100.0	$ 1,280.0	$ 157.9	$ 4,320.1

(1) Primarily related to software-related enhancements on products.

(2) Primarily due to the impact of foreign currency fluctuations.

(3) Related to the acquisitions of Bisnode, Eyeota and NetWise for the year ended December 31, 2021. Amount for the year ended December 31, 2022 was related to the measurement period adjustments for Eyeota and NetWise.

(4) Customer Relationships—Net of accumulated amortization of $988.9 million and $755.1 million as of December 31, 2022 and as of December 31, 2021, respectively.
Reacquired Rights—Net of accumulated amortization of $42.6 million and $25.6 million as of December 31, 2022 and as of December 31, 2021, respectively.
Database—Net of accumulated amortization of $711.4 million and $540.4 million as of December 31, 2022 and as of December 31, 2021, respectively.
Other Intangibles —Net of accumulated amortization of $59.1 million and $44.2 million as of December 31, 2022 and as of December 31, 2021, respectively.

(5) Primarily related to the in-place lease intangibles of $7.1 million recognized associated with the building purchase for our new global headquarters office and an acquired indefinite-lived intangible asset of $4.2 million.

(6) Including $15.0 million non-cash investment of which $10.3 million and $4.7 million were reflected in "Other accrued and current liabilities" and "Other non-current liabilities", respectively, as of December 31, 2022. Including $7.9 million non-cash investment of which $0.9 million, $2.5 million and $4.5 million were reflected in "Other accrued and current liabilities", "Other non-current liabilities" and "Deferred income tax", respectively, as of December 31, 2021.

(Tabular dollar amounts, except share data and per share data, in millions)

(7) Reclassification of the net book value of previously recognized WWN relationships intangible asset related to the Bisnode relationship to reacquired rights as a result of the Bisnode acquisition.
(8) Primarily related to the D&B trademark recognized in the Take-Private Transaction

The table below sets forth the future amortization as of December 31, 2022 associated with computer software and other intangibles:

	2023	2024	2025	2026	2027	Thereafter	Total
Computer software	146.6	140.2	128.2	87.8	61.1	67.9	631.8
Customer relationships	223.2	205.2	187.4	169.6	151.8	599.5	1,536.7
Reacquired rights	18.8	18.8	18.8	18.8	18.8	151.5	245.5
Database	161.3	147.9	134.0	120.7	107.5	428.6	1,100.0
Other intangibles	16.6	16.1	16.1	16.0	15.8	77.3	157.9
Total	$ 566.5	$ 528.2	$ 484.5	$ 412.9	$ 355.0	$ 1,324.8	$ 3,671.9

Allowance for Credit Risks:

December 31, 2019	$ 7.6
Additions charged to costs and expenses	8.1
Write-offs	(5.8)
Recoveries	1.8
Other	(0.3)
December 31, 2020	$ 11.4
Additions charged to costs and expenses	12.3
Write-offs	(8.3)
Recoveries	1.4
Other	(0.3)
December 31, 2021	$ 16.5
Additions charged to costs and expenses	5.4
Write-offs	(9.3)
Recoveries	2.2
Other	(0.5)
December 31, 2022	$ 14.3

(Tabular dollar amounts, except share data and per share data, in millions)

Deferred Tax Asset Valuation Allowance:

January 1, 2020	$	33.8
Additions charged (credited) to costs and expenses		0.5
Additions charged (credited) due to foreign currency fluctuations		2.3
Additions charged (credited) to other accounts		—
December 31, 2020	$	36.6
Additions charged (credited) to costs and expenses		4.2
Additions charged (credited) due to foreign currency fluctuations		(1.6)
Additions charged (credited) to other accounts		0.2
December 31, 2021	$	39.4
Additions charged (credited) to costs and expenses		0.6
Additions charged (credited) due to foreign currency fluctuations		(3.0)
Additions charged (credited) to other accounts		—
December 31, 2022	$	37.0

Non-Controlling Equity Interest:

On November 1, 2022, we purchased the non-controlling equity interest ("NCI") of our China operations from a third-party entity for RMB 815.4 million, of which RMB 169.1 million, or $23.2 million was paid in November 2022. The remaining balance is expected to be paid within one year and is reported within "Other accrued and current liabilities" as of December 31, 2022. A portion of the liability will be settled with U.S. dollar and was revalued at the exchange rate as of December 31, 2022. We recognized a foreign exchange loss of $4.3 million for the year ended December 31, 2022. As of December 31, 2022, the remaining liability was $93.7 million. The transaction was accounted for as an equity transaction among shareholders, and accordingly, no gain or loss was recognized in consolidated net income or comprehensive income. The carrying amount of the non-controlling interest was written off and the difference between the purchase price and the non-controlling interest of $73.8 million was recognized in additional paid in capital. As a result of the transaction, a cumulative translation adjustment of $3.8 million previously allocated to the NCI was reclassified to the parent entity, or D&B Holdings, Inc.

Other Income (Expense) — Net:

Other income (expense) - net was as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Non-operating pension income (expense) (1)	$ 42.2	$ 53.7	$ 46.2
Change in fair value of make-whole derivative liability (2)	—	—	(32.8)
Debt redemption premium (3)	(16.3)	(29.5)	(50.1)
Miscellaneous other income (expense) – net (4)	(12.0)	(9.3)	25.1
Other income (expense) – net	$ 13.9	$ 14.9	$ (11.6)

(1) Changes in year-over-year non-operating pension income was primarily attributable to changes in interest cost, driven by the fluctuation in discount rates.

(2) Related to the make-whole provision associated with the Series A Preferred Stock. See Note 1 for further detail.

(3) For the year ended December 31, 2022, debt redemption premium was related to the repayment of then-existing 6.875% Senior Secured Notes. For the year ended December 31, 2021, debt redemption premium was related to the repayment of then-existing 10.250% Senior Unsecured Notes. For the year ended December 31, 2020, $30.8 million was related to the partial repayment of then-existing 10.250% Senior Unsecured Notes and $19.3 million was related to the repayment of then-existing 6.875% Senior Secured Notes.

(4) The change in Miscellaneous Other Income - net for the year ended December 31, 2022 compared to the year ended December 31, 2021 was primarily driven by fees incurred for the Accounts Receivable Securitization Facility, including fees for administrative responsibilities. See Note 7 for further discussion. The change in Miscellaneous Other Income - net for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily driven by a gain recorded in the 2020 associated with the change in fair value related to the foreign currency collar we entered into in connection with the Bisnode acquisition and higher foreign currency exchange gains in the 2020 related to the revaluation of our intercompany loans.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 18 -- Segment Information

Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.

We manage our business and report our financial results through the following two segments:

- North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and
- International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the U.K., Europe, Greater China and India and indirectly through our WWN alliances.

On January 8, 2021, we acquired 100% ownership of Bisnode and in November 2021, we acquired 100% ownership of Eyeota and NetWise (together "Eyeota/NetWise"). See Note 16 for further discussion. Financial results of Bisnode and Eyeota/NetWise have been included in our International segment and North America segment, respectively, since the respective acquisition dates.

We use EBITDA as the primary profitability measure for making decisions regarding ongoing operations. We define adjusted EBITDA as net income (loss) attributable to Dun & Bradstreet Holdings, Inc. excluding the following items: (i) depreciation and amortization; (ii) interest expense and income; (iii) income tax benefit or provision; (iv) other non-operating expenses or income; (v) equity in net income of affiliates; (vi) net income attributable to non-controlling interests; (vii) equity-based compensation; (viii) restructuring charges; (ix) merger and acquisition-related operating costs; (x) transition costs primarily consisting of non-recurring expenses associated with transformational and integration activities, as well as incentive expenses associated with our synergy program; and (xi) other adjustments primarily related to non-cash charges and gains, including impairment charges and adjustments as the result of the application of purchase accounting mainly related to the deferred commission cost amortization associated with the Take-Private Transaction and revenue adjustment associated with the Bisnode acquisition. In addition, other adjustments also include non-recurring charges such as legal expense associated with significant legal and regulatory matters. Our client solution sets are Finance & Risk and Sales & Marketing. Inter-segment sales are immaterial, and no single client accounted for 10% or more of our total revenue.

	Year Ended December 31,		
	2022	2021	2020
Revenue:			
North America	$ 1,587.1	$ 1,499.4	$ 1,460.0
International	637.5	671.0	299.8
Corporate and other [(1)]	—	(4.8)	(21.1)
Consolidated total	$ 2,224.6	$ 2,165.6	$ 1,738.7

(1) Corporate and other includes revenue adjustment of $4.8 million recorded in accordance with GAAP to the International segment due to the timing of the completion of the Bisnode acquisition for the year ended December 31, 2021, deferred revenue purchase accounting adjustments recorded in accordance with GAAP related to the Take-Private Transaction and acquisitions of $21.1 million for the year ended December 31, 2020.

(Tabular dollar amounts, except share data and per share data, in millions)

	Year Ended December 31,		
	2022	2021	2020
Adjusted EBITDA:			
North America	$ 718.0	$ 715.3	$ 696.2
International	202.2	194.1	91.0
Corporate and other (1)	(56.7)	(62.3)	(75.8)
Consolidated total	$ 863.5	$ 847.1	$ 711.4
Depreciation and amortization	(587.2)	(615.9)	(537.8)
Interest expense - net	(191.0)	(205.7)	(270.4)
Dividends allocated to preferred stockholders	—	—	(64.1)
Benefit (provision) for income taxes	28.8	(23.4)	112.4
Other income (expense) - net	13.9	14.9	(11.6)
Equity in net income of affiliates	2.5	2.7	2.4
Net income (loss) attributable to non-controlling interest	(6.4)	(5.8)	(4.9)
Equity-based compensation	(66.0)	(33.3)	(45.1)
Restructuring charges	(20.5)	(25.1)	(37.3)
Merger and acquisition-related operating costs	(23.4)	(14.1)	(14.1)
Transition costs	(24.4)	(11.6)	(31.9)
Other adjustments (2)	7.9	(1.5)	10.4
Net income (loss) attributable to Dun & Bradstreet Holdings, Inc.	$ (2.3)	$ (71.7)	$ (180.6)

(1) Corporate and other includes revenue adjustment of $4.8 million recorded in accordance with GAAP to the International segment due to the timing of the completion of the Bisnode acquisition for the year ended December 31, 2021, deferred revenue purchase accounting adjustments recorded in accordance with GAAP related to the Take-Private Transaction and acquisitions of $21.1 million for the year ended December 31, 2020.

(2) Adjustments for 2022, 2021 and 2020 were primarily related to non-cash purchase accounting adjustments for deferred commission costs associated with the Take-Private Transaction and non-recurring legal reserve adjustments related to the FTC matter in 2022 and 2021 and an environmental matter in 2020.

	Year Ended December 31,		
	2022	2021	2020
Depreciation and amortization:			
North America	$ 71.4	$ 60.2	$ 46.3
International	15.0	12.1	8.3
Total segments	86.4	72.3	54.6
Corporate and other (1)	500.8	543.6	483.2
Consolidated total	$ 587.2	$ 615.9	$ 537.8
Capital expenditures:			
North America (2)	$ 8.5	$ 81.1	$ 1.9
International	4.0	5.1	5.8
Total segments	12.5	86.2	7.7
Corporate and other	0.1	0.1	0.1
Consolidated total	$ 12.6	$ 86.3	$ 7.8
Additions to computer software and other intangibles:			
North America (3)	$ 161.8	$ 144.0	$ 107.4
International	30.5	25.8	6.4
Total segments	192.3	169.8	113.8
Corporate and other	13.0	0.9	1.4
Consolidated total	$ 205.3	$ 170.7	$ 115.2

(1) Depreciation and amortization for Corporate and other includes incremental amortization resulting from the Take-Private Transaction and recent acquisitions.

(2) Higher capital expenditures for North America for the year ended December 31, 2021 was primarily due to the $76.6 million purchase of an office building for our new global headquarters in June 2021. See Note 17 for further discussion.

(3) In-place lease intangibles of $7.1 million for the year ended December 31, 2021 related to the building purchase for our new global headquarters office are included in capital expenditures. See Note (2) above.

(Tabular dollar amounts, except share data and per share data, in millions)

Supplemental Geographic and Customer Solution Set Information:

	December 31, 2022	December 31, 2021
Assets:		
North America	$ 7,919.4	$ 8,232.2
International	1,552.5	1,765.0
Consolidated total	$ 9,471.9	$ 9,997.2
Goodwill:		
North America	$ 2,929.6	$ 2,928.4
International	501.7	564.9
Consolidated total	$ 3,431.3	$ 3,493.3
Other intangibles:		
North America	$ 3,805.7	$ 4,186.2
International	514.4	638.3
Consolidated total	$ 4,320.1	$ 4,824.5
Other long-lived assets (excluding deferred income tax):		
North America	$ 809.1	$ 713.4
International	191.5	229.5
Consolidated total	$ 1,000.6	$ 942.9
Total long-lived assets	$ 8,752.0	$ 9,260.7

Customer Solution Set Revenue:	Year Ended December 31, 2022	2021	2020
North America [1]:			
Finance & Risk	$ 866.9	$ 834.7	$ 811.2
Sales & Marketing	720.2	664.7	648.8
Total North America	$ 1,587.1	$ 1,499.4	$ 1,460.0
International:			
Finance & Risk	$ 419.1	$ 430.3	$ 244.0
Sales & Marketing	218.4	240.7	55.8
Total International	$ 637.5	$ 671.0	$ 299.8
Corporate and other:			
Finance & Risk	$ —	$ (2.2)	$ (10.8)
Sales & Marketing	—	(2.6)	(10.3)
Total Corporate and other	$ —	$ (4.8)	$ (21.1)
Total Revenue:			
Finance & Risk	$ 1,286.0	$ 1,262.8	$ 1,044.4
Sales & Marketing	938.6	902.8	694.3
Total Revenue	$ 2,224.6	$ 2,165.6	$ 1,738.7

(1) Substantially all of the North America revenue is attributable to the United States.

(Tabular dollar amounts, except share data and per share data, in millions)

Note 19 -- Related Parties

The following describes certain transactions and agreements in which the Company and our affiliates, executive officers and certain directors are involved.

After the completion of the Take-Private Transaction on February 8, 2019, our parent entity was collectively controlled by entities affiliated with Bilcar, LLC ("Bilcar"), Thomas H. Lee Partners, L.P. ("THL"), Cannae Holdings, Inc. ("Cannae Holdings"), Black Knight, Inc. ("Black Knight") and CC Capital Partners LLC ("CC Capital"), collectively the "Investor Consortium." Subsequent to the close of the IPO and the concurrent private placement on July 6, 2020 (see Note 1 for further discussion), the Investor Consortium continues to be able to exercise significant voting influence over fundamental and significant corporate matters and transactions by their agreement to vote in favor of the election of five members of our board of directors.

Our Chief Executive Officer Anthony Jabbour also served as the Chairman and Chief Executive Officer of Black Knight until May 16, 2022, at which time he transitioned to the role of Executive Chairman of the board of Black Knight. Mr. Jabbour is also a member of the board of directors of Paysafe Limited ("Paysafe"). Additionally, William P. Foley II, our Chairman of the board, also serves as Chairman of Cannae Holdings and formerly served as Chairman of Black Knight. Richard N. Massey, a member of the Company's board of directors, serves as Chief Executive Officer and as a director of Cannae Holdings. Certain of our key employees have dual responsibilities among the Investor Consortium.

In June 2021, we entered into a five-year agreement with Black Knight. Pursuant to the agreement, D&B will receive total data license fees of approximately $24 million over a five-year period. Also over the five-year period, Black Knight is engaged to provide certain products and data, as well as professional services for an aggregate fee of approximately $34 million. In addition, D&B and Black Knight will jointly market certain solutions and data. The agreement was approved by our Audit Committee. We incurred operating expenses of $2.0 million and $1.9 million for the years ended December 31, 2022 and 2021, respectively. We recognized $4.6 million and $4.5 million of revenue for the years ended December 31, 2022 and 2021, respectively. We included payments to Black Knight of $2.7 million and $2.6 million within "Other prepaid" at December 31, 2022 and December 31, 2021, respectively. As of December 31, 2022, we included a receivable from Black Knight of $0.8 million within "Accounts receivable" and a liability to Black Knight of $2.6 million, of which $0.9 million was within "Other accrued and current liabilities" and $1.7 million was within "Other non-current liabilities." As of December 31, 2021, we included a receivable from Black Knight of $0.2 million within "Accounts receivable" and a liability to Black Knight of $3.4 million, of which $0.9 million was within "Other accrued and current liabilities" and $2.5 million was within "Other non-current liabilities."

On December 13, 2022, Paysafe signed a 63 month lease agreement with D&B for the occupancy of the fourth floor of our headquarters building in Jacksonville, Florida. Total rental payments over the lease term will aggregate to $4.2 million.

In September 2021, we entered into a 10-year agreement with Paysafe. Pursuant to the agreement, D&B provides data license and risk management solution services to Paysafe. The agreement is cancellable by either party without penalty at each annual anniversary of the contract effective date by providing written notice not less than 90 days prior to the anniversary date. The agreement was approved by our Audit Committee. In connection with the agreements associated with Paysafe, we recognized revenue of $10.4 million and $4.5 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, we included a receivable from Paysafe of $3.6 million and $4.1 million, respectively, within "Accounts receivable." We recorded a liability to Paysafe of $0.1 million at December 31, 2022 within "Other non-current liabilities" and a liability to Paysafe of $1.2 million at December 31, 2021 within "Other accrued and current liabilities."

In connection with the IPO transaction, the Originating Sponsors agreed to waive certain anti-dilution rights they had pursuant to the Star Parent Partnership Agreement and to terminate such provision following the offering. In exchange for such waiver and termination, we made a payment of $30.0 million to the Originating Sponsors upon the closing of the IPO transaction on July 6, 2020. In addition, on June 30, 2020, each of Mr. Foley and Mr. Chu received options to purchase 2,080,000 shares of our common stock at an exercise price equal to the initial public offering price. The options were fully vested upon grant. The options were valued at $20.0 million, which was reflected in "Selling and administrative expenses" for the year ended December 31, 2020.

In connection with and immediately subsequent to the closing of the IPO, a subsidiary of Cannae Holdings, a subsidiary of Black Knight and affiliates of CC Capital purchased a total of 18,458,700 shares of common stock from us in a private placement at a price per share equal to 98.5% of the IPO price of $22.00 per share for proceeds of $200.0 million, $100.0 million and $100.0 million, respectively.

On January 1, 2020, the Company entered into a three-year service agreement with Trasimene Capital Management, LLC (the "Advisor"), an entity affiliated with Cannae Holdings, and controlled by Mr. Foley. The agreement is subject to renewal.

(Tabular dollar amounts, except share data and per share data, in millions)

Pursuant to the agreement, the Advisor provides the Company strategic advisory services, in exchange for transaction fees that are calculated based on 1% of the value of each transaction for which the Advisor performs services. Under the service agreement, the Company is also obligated to reimburse the reasonable and documented out-of-pocket expenses incurred by the Advisor. We did not incur costs associated with this agreement in both 2022 and 2021. We incurred costs of $0.4 million for transaction fees to the Advisor for the year ended December 31, 2020.

In the normal course of business, we reimburse affiliates for certain travel costs incurred by Dun & Bradstreet Holdings, Inc. executives and board members.

Note 20 -- Contractual Obligations

Technology, Data and Other Service Agreements

We have various contractual commitments in the normal course of business primarily related to information technology and data processing service, technology support for product application development and global system maintenance. The purchase obligation as of December 31, 2022 is approximately $1,599 million.

Worldwide Network Alliance Agreements

We have entered into commercial service agreements with our third-party Worldwide Network Alliances with various terms ranging from five to 10 years. These agreements provide us access to certain international data and services from our partners in order to serve our global clients. Effective January 1, 2020, we renegotiated our agreements with our Worldwide Network Alliances, which expanded our buying capacity. At December 31, 2022, total payments to our Worldwide Network Alliances over the remaining terms of all agreements aggregate to approximately $492 million.

The following table quantifies our future contractual obligations as discussed above as of December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total
Commitments to purchase obligations	$ 356.7	$ 276.1	$ 251.3	$ 253.9	$ 216.9	$ 736.2	$ 2,091.1

The table above excludes our obligations with respect to debt, accounts receivable securitization facility, leases, contingent liabilities, unrecognized tax benefits and pension obligations for which funding requirements are uncertain. Our obligations with respect to debt, accounts receivable securitization facility, leases, contingent liabilities, unrecognized tax benefits, and pension obligations are described in Notes 6, 7, 8, 9, 10 and 11, respectively, to our consolidated financial statements.

Note 21 -- Subsequent Event

On February 9, 2023, our Board of Directors declared a quarterly cash dividend of $0.05 per share of common stock. The dividend will be payable on March 16, 2023, to shareholders of record as of March 2, 2023.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the year covered by this report, we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of our disclosure controls and procedures as such term is defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Act is: (a) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms; and (b) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) or 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has adopted the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information
None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
None.


Part III


Item 10-14.

Our board of directors has adopted a Code of Ethics for Senior Financial Officers, which is applicable to our Chief Executive Officer, our Chief Financial Officer and our Chief Accounting Officer, and a Code of Business Conduct and Ethics, which is applicable to all our directors, officers and employees. The purpose of these codes is to: (i) promote honest and ethical conduct, including the ethical handling of conflicts of interest; (ii) promote full, fair, accurate, timely and understandable disclosure; (iii) promote compliance with applicable laws and governmental rules and regulations; (iv) ensure the protection of our legitimate business interests, including corporate opportunities, assets and confidential information; and (v) deter wrongdoing. Our codes of ethics were adopted to reinvigorate and renew our commitment to our longstanding standards for ethical business practices. Our reputation for integrity is one of our most important assets and each of our employees and directors is expected to contribute to the care and preservation of that asset. Under our codes of ethics, an amendment to or a waiver or modification of any ethics policy applicable to our directors or executive officers must be disclosed to the extent required under SEC and/or NYSE rules. We intend to disclose any such amendment or waiver by posting it on the Investors page of our website at https://investor.dnb.com.

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor Firm ID: 185.

Within 120 days after the close of our fiscal year, we intend to file with the SEC a definitive proxy statement pursuant to Regulation 14A of the Exchange Act, which will include the matters required by these items.

Item 15. Exhibits and Financial Statement Schedules

(A) (1) *Financial Statements.* Our financial statements are listed in the "Dun & Bradstreet Holdings, Inc. Index to Financial Statements" under Item 8 of Part II of this Report.

(A) (2) *Financial Statement Schedules.* All financial statement schedules have been omitted because they are not required or are not applicable, or the required information is shown in our consolidated financial statements or the notes thereto.

(A) (3) *Exhibits.* Exhibits are included below:

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of August 8, 2018, by and among The Dun & Bradstreet Corporation, Star Parent, L.P. and Star Merger Sub, Inc. (filed as Exhibit 2.1 to The Dun & Bradstreet Corporation's Current Report on Form 8- K filed on August 9, 2018) (SEC File No. 001-15967).*
3.1	Amended and Restated Certificate of Incorporation of Dun & Bradstreet Holdings, Inc., filed with the Secretary of State of the State of Delaware on July 2, 2020 (filed as Exhibit 3.1 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020) (SEC File No. 001-39361).*
3.2	Amended and Restated Bylaws of Dun & Bradstreet Holdings, Inc., effective July 2, 2020 (filed as Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by Dun & Bradstreet Holdings, Inc. on February 25, 2021) (SEC File No. 001-39361).*
4.1	Form of Common Stock Certificate (filed as Exhibit 4.1 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 26, 2020) (SEC File No. 333-239050).*
4.2	Letter Agreement regarding voting, dated as of June 30, 2020 (filed as Exhibit 4.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by Dun & Bradstreet Holdings, Inc. on February 25, 2021) (SEC File No. 001-39361).*
4.3	Registration Rights Agreement, dated July 6, 2020, by and among Dun & Bradstreet Holdings, Inc., Star Parent, L.P. and each of the persons listed on the signature pages thereto (filed as Exhibit 4.3 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by Dun & Bradstreet Holdings, Inc. on February 25, 2021) (SEC File No. 001-39361).*
4.4	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (filed as Exhibit 4.5 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by Dun & Bradstreet Holdings, Inc. on February 25, 2021) (SEC File No. 001-39361).*
10.1	Credit Agreement, dated February 8, 2019, among Star Merger Sub, Inc. (to be merged with and into The Dun & Bradstreet Corporation), Star Intermediate III, LLC and Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, and the financial institutions party thereto, as Joint Lead Arrangers and Joint Bookrunners and as Senior Managing Agents (filed as Exhibit 10.1 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 9, 2020) (SEC File No. 333-239050).*

10.2	First Amendment to the Credit Agreement, dated as of February 10, 2020, to the Credit Agreement dated as of February 8, 2019, among The Dun & Bradstreet Corporation, Star Intermediate III, LLC and Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, and the financial institutions party thereto (filed as Exhibit 10.2 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 9, 2020) (SEC File No. 333-239050).*
10.3	Amendment No. 2 to the Credit Agreement, dated as of September 11, 2020, by and among The Dun & Bradstreet Corporation, Star Intermediate III, LLC, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on September 14, 2020) (SEC File No. 001-39361).*
10.4	Amendment No. 3 to the Credit Agreement, dated as of November 18, 2020, by and among The Dun & Bradstreet Corporation, Star Intermediate III, LLC, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on November 19, 2020) (SEC File No. 001-39361).*
10.5	Amendment No. 4 to the Credit Agreement, dated as of January 27, 2021, by and among The Dun & Bradstreet Corporation, Star Intermediate III, LLC, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on January 28, 2021) (SEC File No. 001-39361).*
10.6	Amendment No. 5 to the Credit Agreement, dated as of January 18, 2022, by and among The Dun & Bradstreet Corporation, Star Intermediate III, LLC, the guarantors party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on January 18, 2022) (SEC File No. 001-39261).*
10.7	Indenture, dated December 20, 2021, by and among The Dun & Bradstreet Corporation, the guarantors party thereto and Wilmington Trust, National Association, as Trustee (filed as Exhibit 4.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on December 20, 2021) (SEC File No. 001-39261).*
10.8	Employment Agreement by and between Anthony M. Jabbour and The Dun & Bradstreet Corporation, dated February 8, 2019 (filed as Exhibit 10.9 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.9	Amendment to the Employment Agreement by and between Anthony M. Jabbour and The Dun & Bradstreet Corporation, dated as of June 18, 2020 (filed as Exhibit 10.10 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.10	Employment Agreement by and between Bryan T. Hipsher and The Dun & Bradstreet Corporation, dated February 8, 2019 (filed as Exhibit 10.13 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.11	Amendment to the Employment Agreement by and between Bryan T. Hipsher and The Dun & Bradstreet Corporation, dated as of June 18, 2020 (filed as Exhibit 10.14 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.12	Employment Agreement by and between Joe A. Reinhardt III and The Dun & Bradstreet Corporation, dated February 8, 2019 (filed as Exhibit 10.15 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†

10.13	Amendment to the Employment Agreement by and between Joe A. Reinhardt III and The Dun & Bradstreet Corporation, dated as of June 18, 2020 (filed as Exhibit 10.16 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 24, 2020) (SEC File No. 333-239050).*†
10.14	Employment Agreement by and between The Dun & Bradstreet Corporation and Neeraj Sahai, effective as of June 30, 2022 (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on June 7, 2022) (SEC File No. 001-39361).*†
10.15	Employment Agreement by and between The Dun & Bradstreet Corporation and Virginia Green Gomez, effective as of September 23, 2022 (filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Dun & Bradstreet Holdings, Inc. on September 27, 2022) (SEC File No. 001-39361).*†
10.16	2019 Long Term Incentive Plan for Executive Employees (filed as Exhibit 10.13 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 9, 2020) (SEC File No. 333-239050).*†
10.17	Dun & Bradstreet 2020 Omnibus Incentive Plan (filed as Exhibit 99.1 to the Registration Statement on Form S-8 filed by Dun & Bradstreet Holdings, Inc. on July 2, 2020) (SEC File No. 333-239655).*†
10.18	Form of Grant Agreement for Performance and Time Based Restricted Stock Awards under the Agreement under Dun & Bradstreet 2020 Omnibus Plan (filed as Exhibit 10.20 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 26, 2020) (SEC File No. 333-239050).*†
10.19	Form of Grant Agreement for Time Based Restricted Stock Awards under the Agreement under Dun & Bradstreet 2020 Omnibus Plan (filed as Exhibit 10.21 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 26, 2020) (SEC File No. 333-239050).*†
10.20	Form of Grant Agreement for Stock Option Awards under the Agreement under Dun & Bradstreet 2020 Omnibus Plan (filed as Exhibit 10.22 to the Registration Statement on Form S-1 filed by Dun & Bradstreet Holdings, Inc. on June 26, 2020) (SEC File No. 333-239050).*†
10.21	Notice and Restricted Stock Award Agreement for 2021 Time-based and Performance-based Restricted Stock Awards (Executives) (filed as Exhibit 10.23 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed by Dun & Bradstreet Holdings, Inc. on February 24, 2022) (SEC File No. 001-39361).*†
10.22	Notice and Restricted Stock Award Agreement for 2021 Time-based Restricted Stock Awards (Directors) (filed as Exhibit 10.24 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed by Dun & Bradstreet Holdings, Inc. on February 24, 2022) (SEC File No. 001-39361).*†
10.23	Notice and Restricted Stock Award Agreement for 2022 Time-based and Performance-based Restricted Stock Awards (Executives).
10.24	Notice and Restricted Stock Award Agreement for 2022 Time-based Restricted Stock Awards (Directors)

10.25	Notice of Global Stock Option Agreement for 2022 Stock Option Awards (Retention) (filed as Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Dun & Bradstreet Holdings, Inc. on November 3, 2022) (SEC File No. 001-39361).*†
10.26	Dun & Bradstreet Employee Stock Purchase Plan (filed as Exhibit 99.1 to the Registration Statement on Form S-8 filed by Dun & Bradstreet Holdings, Inc. on December 1, 2020) (SEC File No. 333-251049).*†
10.27	Services Agreement, dated as of February 8, 2019, among The Dun and Bradstreet Corporation, MVB Management, LLC, and THL Managers VIII, LLC (filed as Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Dun & Bradstreet Holdings, Inc. on August 6, 2020) (SEC File No. 001-39361).*
21.1	List of subsidiaries.
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer of Periodic Financial Reports pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350.
101	The following materials from Dun & Bradstreet Holdings, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language (iXBRL): (i) the Consolidated Statement of Operations and Comprehensive Income (Loss), (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholder Equity (Deficit), and (v) the Notes to the Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the iXBRL document and contained in Exhibit 101)

* Incorporated reference.
† Management compensatory plan or arrangement.

Item 16. Form 10-K Summary
None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dun & Bradstreet Holdings, Inc.

By: */s/ ANTHONY M. JABBOUR*

Anthony M. Jabbour

Chief Executive Officer


Date: February 23, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANTHONY M. JABBOUR **Anthony M. Jabbour**	**Chief Executive Officer and Director (Principal Executive Officer)**	**February 23, 2023**
/s/ BRYAN T. HIPSHER **Bryan T. Hipsher**	**Chief Financial Officer (Principal Financial Officer)**	**February 23, 2023**
/s/ ANTHONY PIETRONTONE **Anthony Pietrontone**	**Chief Accounting Officer (Principal Accounting Officer)**	**February 23, 2023**
/s/ WILLIAM P. FOLEY II **William P. Foley II**	**Chairman of the Board**	**February 23, 2023**
/s/ ELLEN R. ALEMANY **Ellen R. Alemany**	**Director**	**February 23, 2023**
/s/ DOUGLAS K. AMMERMAN **Douglas K. Ammerman**	**Director**	**February 23, 2023**
/s/ CHINH E. CHU **Chinh E. Chu**	**Director**	**February 23, 2023**
/s/ THOMAS M. HAGERTY **Thomas M. Hagerty**	**Director**	**February 23, 2023**
/s/ KEITH J. JACKSON **Keith J. Jackson**	**Director**	**February 23, 2023**
/s/ RICHARD N. MASSEY **Richard N. Massey**	**Director**	**February 23, 2023**
/s/ JAMES A. QUELLA **James A. Quella**	**Director**	**February 23, 2023**
/s/ GANESH B. RAO **Ganesh B. Rao**	**Director**	**February 23, 2023**

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Corporate Information

BOARD OF DIRECTORS

William P. Foley, II
Executive Chairman
Dun & Bradstreet Holdings, Inc.

Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.

Ellen R. Alemany
Strategic Advisor to the CEO
and Chair
First Citizens Bank

Douglas K. Ammerman
Retired Partner
KPMG

Chinh E. Chu
Founder and Managing Partner
CC Capital

Thomas M. Hagerty
Managing Director
Thomas H. Lee Partners, L.P.

Keith J. Jackson
President
Positive Atmosphere Reaches Kids

Richard N. Massey
Chief Executive Officer
Cannae Holdings, Inc.

James A. Quella
Retired Senior Advisor
Blackstone

Ganesh B. Rao
Managing Director
Thomas H. Lee Partners, L.P.

CORPORATE OFFICERS

William P. Foley, II
Executive Chairman

Anthony M. Jabbour
Chief Executive Officer

Bryan T. Hipsher
Chief Financial Officer

Ginny Gomez
President, North America

Neeraj Sahai
President, International

Joe A. Reinhardt III
Chief Legal Officer

Colleen E. Haley
Corporate Secretary

Anthony Pietrontone
Chief Accounting Officer

CORPORATE OFFICE

Dun & Bradstreet Holdings, Inc.
5335 Gate Parkway
Jacksonville, FL 32256

www.dnb.com

STOCK TRANSFER AGENT & REGISTRAR

Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004
(212) 509-4000

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
345 Park Avenue
New York, NY 10154

STOCK EXCHANGE LISTING

The ticker symbol for Dun & Bradstreet Holdings, Inc. common stock is DNB, and it is listed on the New York Stock Exchange.

PUBLICATIONS

The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are available on the Investor Relations section of the Company's website at www.dnb.com.

A Notice of Annual Meeting of Shareholders and Proxy Statement are furnished to shareholders in advance of the Annual Meeting.

INVESTOR RELATIONS

You can contact Dun & Bradstreet's Investor Relations department via email at IR@dnb.com or by phone (904) 648-8006.

CERTIFICATIONS

Dun & Bradstreet filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2022.



ABOUT DUN & BRADSTREET®

Dun & Bradstreet, a leading global provider of business decisioning data and analytics, enables companies around the world to improve their business performance. Dun & Bradstreet's Data Cloud fuels solutions and delivers insights that empower customers to accelerate revenue, lower cost, mitigate risk, and transform their businesses. Since 1841, companies of every size have relied on Dun & Bradstreet to help them manage risk and reveal opportunity. For more information on Dun & Bradstreet, please visit www.dnb.com.

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